UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 14, 2026

GALERA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39114	46-1454898
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

(Address of principal executive offices) (Zip Code)

(610) 725-1500

(Registrant’s telephone number, include area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	GRTX	OTCQB Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On April 14, 2026, Galera Therapeutics, Inc., a Delaware corporation (“Galera”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Galera, Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”), Gazelle Parent, Inc., a Delaware corporation (“Parent”), Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Obsidian Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Galera Merger Sub”).

Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction of the conditions described therein, Galera will be merged with and into Galera Merger Sub, with Galera surviving as a wholly owned subsidiary of Parent (the “Galera Merger”), and Obsidian will be merged with and into Obsidian Merger Sub, with Obsidian surviving as a wholly owned subsidiary of Parent (the “Obsidian Merger” and, together with the Galera Merger, the “Mergers” and, together with all of the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”). The Mergers are intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Subject to the terms and conditions of the Merger Agreement, (a) at the effective time of the Obsidian Merger (the “Obsidian Effective Time”), each then-outstanding share of common stock of Obsidian (each such share, an “Obsidian Share”) (excluding Obsidian Shares held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Parent Common Stock (as defined below), calculated in accordance with the exchange ratio as set forth in the Merger Agreement and (b) immediately following the Obsidian Effective Time, at the effective time of the Galera Merger (the “Galera Effective Time”) and following the conversion into Galera Common Stock (as defined below) of Galera’s Series B Non-Voting Convertible Preferred Stock, par value $0.001 per share and Series C Preferred Stock issued in connection with the Concurrent PIPE Financing (as defined below), each then-outstanding share of common stock of Galera, par value $0.001 per share (“Galera Common Stock”) (excluding any shares of Galera Common Stock held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Parent common stock, par value $0.001 per share (“Parent Common Stock”), calculated in accordance with the exchange ratio as set forth in the Merger Agreement. Each then-outstanding option to purchase shares of Galera Common Stock with an exercise price per share less than the closing trading price of a share of Galera Common Stock, on the last full trading day on which the Galera Common Stock is traded prior to the date on which the Galera Effective Time occurs will be converted into shares of Parent Common Stock, subject to adjustment as set forth in the Merger Agreement.

At the Closing (as defined below), on a pro forma basis and based upon the number of shares of Parent Common Stock expected to be issued in connection with the Mergers and the Concurrent PIPE Financing, pre-merger equityholders of Obsidian are expected to own approximately 53.2% of the combined company, pre-merger equityholders of Galera (other than Investors (as defined below) in the Concurrent PIPE Financing) will own approximately 1.8% of the combined company and the Investors (as defined below) in the Concurrent PIPE Financing are expected to hold approximately 45.0% (assuming proceeds from the Concurrent PIPE Financing of $350.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Galera of $13.8 million (assuming Galera has net cash (“Galera Net Cash”)) of $1.8 million as of the closing of the Mergers (the “Closing” and such date, the “Closing Date”), (ii) a valuation for Obsidian of $413.5 million, and (iii) the relative capitalization of Galera and Obsidian). The percentage of the combined company that each party’s equity holders will own following the Closing is subject to certain adjustments as described in the Merger Agreement, including the amount of the Final Galera Net Cash at Closing (as defined in the Merger Agreement).

The Merger Agreement contains representations and warranties of the parties regarding their respective businesses. The Merger Agreement also contains certain covenants made by each of Galera and Obsidian, including non-solicitation restrictions binding each party (and subject to certain exceptions as further described in the Merger Agreement) and its representatives and restrictions on the operation of each party’s business between the date of the Merger Agreement and the Closing.

In connection with the Mergers, Parent will prepare and file a registration statement on Form S-4, which will contain a prospectus to register the shares of Parent Common Stock issued pursuant to the Merger Agreement (other than those shares of Parent Common Stock issuable upon conversion of the Series C Preferred Stock (as defined below) issued to the Investors in the Concurrent PIPE Financing (treatment of which is more fully described under the heading “Concurrent PIPE Financing” below)) (the “Form S-4”). Promptly after the Form S-4 is declared effective, Galera shall solicit written consents from the Galera stockholders (the “Galera Stockholder Written Consent”) and Obsidian shall solicit written consents from the Obsidian stockholders (the “Obsidian Stockholder Written Consent”) to seek approval of the Contemplated Transactions.

The Closing is subject to certain closing conditions, including: (i) the approval by the requisite Galera stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) approval by the requisite Obsidian stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby; (iii) the existing shares of Galera Common Stock having been continually listed on the Over the Counter Quote Bulletin Board—Venture Market and the approval of the listing of the shares of Parent Common Stock to be issued in the Mergers on The Nasdaq Capital Market; (iv) the Securities Purchase Agreement (as defined below) being in full force and effect with cash proceeds of approximately $350 million having been received by Galera (subject to adjustment in accordance with the Merger Agreement); and (v) the effectiveness of the Form S-4. The Closing is also subject to other specified customary closing conditions of each party, including the accuracy of each party’s representations and warranties, subject to applicable materiality qualifications, compliance by each party with its covenants under the Merger Agreement in all material respects, respectively, delivery of certain customary closing documents by each of Galera and Obsidian, and no Galera material adverse effect or Obsidian material adverse effect having occurred since the date of the Merger Agreement that is continuing, respectively.

Either party may be required to pay a termination fee in the event of termination of the Merger Agreement in certain circumstances. A termination fee of $1.25 million may become payable by Obsidian to Galera if the Merger Agreement is terminated by (a) Galera (i) as a result of a material breach of the Merger Agreement by Obsidian that has not been cured, (ii) if the Obsidian Stockholder Written Consent is not delivered to Galera within 15 days of the S-4 becoming effective or (iii) the board of directors of Obsidian or a committee thereof makes an Obsidian Board Adverse Recommendation Change (as defined in the Merger Agreement) or (b) by Obsidian concurrently with Obsidian’s entry into any Permitted Alternative Agreement (as defined in the Merger Agreement), subject to certain requirements set forth in the Merger Agreement. A termination fee of $0.75 million may become payable by Galera to Obsidian if the Merger Agreement is terminated (i) by Obsidian upon a material breach of the Merger Agreement by Galera or (ii) by Galera concurrently with Galera’s entry into any Permitted Alternative Agreement, subject to certain requirements set forth in the Merger Agreement.

Support Agreements

Concurrently with the execution of the Merger Agreement, the executive officers and directors and certain other stockholders of Galera holding approximately 51.1% of the outstanding Galera capital stock entered into support agreements (the “Galera Support Agreements”) in favor of Obsidian, providing among other things, that such officers, directors and stockholders will vote all of their eligible shares of Galera capital stock, among other things: (i) in favor of approving the Mergers, the Galera Stockholder Written Consent and the other actions contemplated by the Merger Agreement and (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Mergers.

Concurrently with the execution of the Merger Agreement, certain officers and directors and certain other stockholders of Obsidian holding approximately 62.8% of the outstanding Obsidian capital stock entered into support agreements (the “Obsidian Support Agreements” and, together with the Galera Support Agreements, the “Support Agreements”) in favor of Obsidian, providing among other things, that such officers, directors and stockholders will vote all of their shares of Obsidian capital stock, among other things: (i) in favor of approving the Mergers, the Obsidian Stockholder Written Consent and the other actions contemplated by the Merger Agreement and (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Mergers.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Obsidian entered into lock-up agreements (the “Obsidian Lock-Up Agreements”), pursuant to which, subject to specified exceptions, such persons accepted certain restrictions on transfers of the shares of Galera Common Stock beneficially held by such persons or such persons’ family members (other than shares received as a result of the conversion of shares received in the Concurrent PIPE Financing) for the 180-day period following the Galera Effective Time.

The foregoing descriptions of the Merger Agreement, the form of Galera Support Agreement, form of the Obsidian Support Agreement and the form of Obsidian Lock-Up Agreement (collectively, the “Agreements”), do not purport to be complete and are qualified in their entirety by reference to those Agreements, which are filed as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, to this Current Report on Form 8-K and incorporated herein by reference. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of Parent, Galera and Obsidian in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Agreements were used for the purpose of allocating risk between the parties thereto rather than establishing matters as facts. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.

Galera Contingent Value Rights Agreement

In connection with the Mergers and immediately prior to the Galera Effective Time, Parent and Obsidian entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with Equiniti Trust Company, LLC (“Rights Agent”), pursuant to which Galera common stockholders of record as of immediately prior to the Galera Effective Time (“CVR Holders”) received one contingent value right (each, a “CVR”) for each outstanding share of Galera common stock held by such stockholder as of such date. Each CVR represents the right to receive certain net proceeds from Parent upon the receipt by Parent or any affiliate of Parent (“Payment Obligor”) of gross proceeds paid to Parent from the license, sale, assignment, transfer or other disposition of the small molecule tilarganine, Galera’s legacy asset, or supportive-care products containing the small molecules GC4419 (avasopasem) or GC4711 (rucosopasem) (the “CVR Payment Amounts”), less permitted deductions as detailed in the CVR Agreement.

If the CVR Payment Amounts become payable, the Rights Agent will distribute such amounts to the CVR Holders in accordance with the terms of the CVR Agreement. There can be no assurance that the CVR Holders will receive any payments with respect to the CVR Agreement.

The CVRs are solely contractual rights and shall not constitute equity or ownership interests in Parent, Galera, Obsidian or any of their respective affiliates, and Parent, Galera and Obsidian shall cooperate, including by making changes to the CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, the Exchange Act of 1934, as amended, or applicable state securities or “blue sky” laws. The CVRs are not transferable except in accordance with the terms of the CVR Agreement.

The foregoing description of the CVR Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, which is attached hereto as Exhibit 10.6 and incorporated herein by reference.

Concurrent PIPE Financing

Concurrently with entering into the Merger Agreement, Parent and Galera entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain qualified institutional buyers and/or accredited investors (the “Investors”). Pursuant to the Securities Purchase Agreement, and subject to the terms and conditions therein, Galera agreed to sell, and the Investors agreed to purchase, immediately prior to the Obsidian Effective Time, shares of Galera’s Series C Non-Voting Convertible Preferred Stock, par value $0.001 per share (“Series C Preferred

Stock”), for an aggregate purchase price of $350.0 million (the “Concurrent PIPE Financing”). In the event Obsidian consummates a Permitted Obsidian Bridge Financing (as defined in the Merger Agreement) prior to the Obsidian Effective Time and an Investor funds a portion of such Permitted Obsidian Bridge Financing, such Investor’s aggregate purchase amount under the Securities Purchase Agreement shall be reduced dollar for dollar by an amount equal to such Investor’s Permitted Obsidian Bridge Financing funding amount. Shares of Series C Preferred Stock issued pursuant to the Concurrent PIPE Financing will be converted into shares of Galera Common Stock immediately after they are issued and then, in accordance with the terms of the Merger Agreement, will be converted into shares of Parent Common Stock at the Galera Effective Time. The closing of the Concurrent PIPE Financing is anticipated to occur on or about the date of the Closing of the Mergers, subject to the satisfaction of customary closing conditions.

Parent and Galera have also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors in connection with the Concurrent PIPE Financing. Pursuant to the Registration Rights Agreement, the combined company will prepare and file a resale registration statement with the Securities and Exchange Commission (the “SEC”) within 30 calendar days following the Closing Date. The combined company will use its reasonable best efforts to cause such registration statement to become effective at the earliest possible date.

The combined company will also agree to, among other things, indemnify the Investors, their members, shareholders, directors, officers, partners, employees, managers, agents, representatives and advisors under the Registration Rights Agreement from certain liabilities and pay all fees and expenses (excluding underwriting discounts and selling commissions and all similar fees and commissions relating to an Investor’s disposition of its Registrable Securities (as defined in the Registration Rights Agreement)) incident to the combined company’s obligations under the Registration Rights Agreement.

The foregoing descriptions of the Securities Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, as well as the Registration Rights Agreement, forms of which are filed as Exhibits 10.4 and 10.5, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The shares to be issued in the Concurrent PIPE Financing will be issued in private placements exempt from registration under Section 4(a)(2) of the Securities Act, because the offer and sale of such securities does not involve a “public offering” as defined in Section 4(a)(2) of the Securities Act, and other applicable requirements were met. Neither this Current Report on Form 8-K nor any of the exhibits attached hereto is an offer to sell or the solicitation of an offer to buy any securities of Parent, Galera or Obsidian.

Item 5.01	Changes in Control of Registrant

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On April 14, 2026, Galera and Obsidian issued a press release announcing the execution of the Merger Agreement and the Securities Purchase Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K. In addition, Galera and Obsidian made available a presentation to be used with investors to discuss the proposed Mergers. A copy of the corporate presentation is attached hereto as Exhibit 99.2 to this Current Report on Form 8-K.

The information in Item 7.01 of this Current Report on Form 8-K, including the information in the press release attached as Exhibit 99.1 and the corporate presentation attached as Exhibit 99.2 to this Current Report on Form 8-K, is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Furthermore, the information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 8-K, shall not be deemed to be incorporated by reference in the filings of the Company under the Securities Act.

Use of Website to Distribute Material Non-Public Information

Galera’s Investor Relations website is www.galeratx.com/. Galera uses its Investor Relations website as a means of disclosing material non-public information and for the purpose of complying with its disclosure obligations under Regulation FD. Therefore, Galera encourages investors, the media and others interested in Galera to review the information it posts on its Investor Relations website.

Additional Information and Where to Find It

In connection with the proposed transactions between Obsidian and Galera, Galera and the newly-formed company will file relevant materials with the SEC. The newly-formed company will file a registration statement on Form S-4 that will include a proxy statement or information statement and prospectus relating to the proposed transaction, which will constitute a proxy statement or information statement of Galera and a prospectus of the newly-formed company (the “Prospectus”). Galera and the newly-formed company may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Prospectus or any other document which Galera or the newly-formed company may file with the SEC or send to stockholders of Galera or Obsidian in connection with the proposed transaction. The Prospectus will be mailed to stockholders of Galera. INVESTORS AND SECURITYHOLDERS OF GALERA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GALERA, OBSIDIAN AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the Prospectus (when available) and other documents filed with the SEC by Galera or the newly-formed company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Galera will be available free of charge on Galera’s website at www. galeratx.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Galera, Obsidian or the newly-formed company, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Galera or Obsidian. However, Galera and Obsidian and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Galera may be found in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 19, 2026 and its proxy statement for its 2026 annual meeting of stockholders, which was filed with the SEC on April 10, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the propsectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “will,” “would,” “target,” and similar expressions. Forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond Galera’s control and are not guarantees of future results, including statements about the potential transaction, the Concurrent PIPE Financing, future financial and operating results, and combined company strategy and operations. These forward-looking statements reflect management’s good faith judgment based on facts and factors currently known to management. Galera cautions investors not to place undue reliance on any such forward-looking statements.

These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: (i) the satisfaction or waiver of closing conditions to the potential transaction in the anticipated timeframe or at all; (ii) the risk that the potential transaction disrupts current plans and operations or diverts management’s attention from ongoing business operations and makes it more difficult to maintain business and operational relationships; (iii) the risk that the anticipated benefits and synergies of the potential transaction will not be realized or will take longer to realize than expected; (iv) the magnitude of transaction costs associated with the potential transaction and the Concurrent PIPE Financing; and (v) those additional risks and uncertainties set forth more fully under the caption “Risk Factors” in Galera’s most recently filed Annual Report on Form 10-K filed with the SEC, and elsewhere in Galera’s filings and reports with the SEC. Forward-looking statements necessarily involve assumptions that, if they never materialize or prove correct, could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements contained in this Current Report on Form 8-K are made as of the date hereof, and none of Parent, Galera or Obsidian undertake any duty to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of April 14, 2026, by and among Obsidian Therapeutics, Inc., Galera Therapeutics, Inc., Gazelle Parent, Inc., Onyx MergerSub, Inc. and Gazelle Merger Subsidiary, Inc.

10.1	Form of Galera Stockholder Support Agreement

10.2	Form of Obsidian Stockholder Support Agreement

10.3	Form of Obsidian Lock-Up Agreement

10.4*	Form of Securities Purchase Agreement, dated as of April 14, 2026, by and among Gazelle Parent, Inc., Galera Therapeutics, Inc., Obsidian Therapeutics, Inc. and each of the Investors listed on Exhibit A thereto

10.5	Form of Registration Rights Agreement, dated as of April 14, 2026, by and among Parent, Galera Therapeutics, Inc. and each of the Investors signatory thereto

10.6	Form of CVR Agreement

99.1	Press Release issued on April 14, 2026

99.2	Obsidian Therapeutics, Inc. Corporate Presentation, dated as of April 14, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules and attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to provide, on a supplemental basis, a copy of any omitted schedules and attachments to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Galera Therapeutics, Inc.

Date: April 14, 2026	By:	/s/ J. Mel Sorensen, M.D.
J. Mel Sorensen, M.D.
President and Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among:

OBSIDIAN THERAPEUTICS, INC.;

GALERA THERAPEUTICS, INC.;

GAZELLE PARENT, INC.;

ONYX MERGERSUB, INC.;

and

GAZELLE MERGER SUBSIDIARY, INC.;

Dated as of April 14, 2026

i

3.20	Transactions with Affiliates	54
3.21	No Financial Advisors	54
3.22	Privacy and Data Security	54
3.23	No Other Representations or Warranties	55

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF GALERA		55

4.1	Due Organization; Subsidiaries	56
4.2	Organizational Documents	56
4.3	Authority; Binding Nature of Agreement	56
4.4	Vote Required	57
4.5	Non-Contravention; Consents	58
4.6	Capitalization	59
4.7	SEC Filings; Financial Statements	60
4.8	Absence of Changes	62
4.9	Absence of Undisclosed Liabilities	62
4.10	Title to Assets	62
4.11	Real Property; Leasehold	63
4.12	Intellectual Property	63
4.13	Agreements	67
4.14	Absence of Certain Agreements	69
4.15	Compliance; Permits; Restrictions	70
4.16	Legal Proceedings; Orders	72
4.17	Tax Matters	72
4.18	Employee and Labor Matters; Benefit Plans	74
4.19	Environmental Matters	76
4.20	Insurance	77
4.21	Transactions with Affiliates	77
4.22	No Financial Advisors	77
4.23	Valid Issuance; No Bad Actor	77
4.24	Privacy and Data Security	78
4.25	Concurrent PIPE Financing	78
4.26	No Other Representations or Warranties	79

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT		79

5.1	Due Organization	79
5.2	Authority; Binding Nature of Agreement	79
5.3	No Vote of Parent Stockholders; Required Approval	80
5.4	Litigation	80
5.5	Absence of Certain Agreements	80
5.6	Stock Ownership	80
5.7	Brokers’ Fees	80
5.8	Parent Information	81

ARTICLE VI COVENANTS		81

6.1	Conduct of Obsidian’s Business	81
6.2	Conduct of Galera’s Business	84
6.3	Conduct of Parent’s Business	86
6.4	Access and Investigation	88
6.5	No Solicitation	88
6.6	Notification of Certain Matters	90
6.7	Galera Options	91
6.8	Reserved	91
6.9	Galera ESPP	91
6.10	Concurrent PIPE Financing	91

ARTICLE VII ADDITIONAL AGREEMENTS		92

7.1	Registration Statement; Information Statement	92
7.2	Obsidian Stockholder Approval	94
7.3	Galera Stockholder Approval	95
7.4	Efforts; Regulatory Approvals; Transaction Litigation	98
7.5	Disclosures	99
7.6	Indemnification of Officers and Directors	99
7.7	Tax Matters	101
7.8	Listing	101
7.9	Legends	102
7.10	Officers and Directors	102
7.11	Termination of Certain Agreements and Rights	103
7.12	Section 16 Matters	103
7.13	Allocation Certificate	103
7.14	Galera Organizational Documents	104
7.15	Obligations of Merger Subs	104
7.16	Takeover Statutes	104
7.17	Parent Equity Plans	105
7.18	Galera 401(k) Plan	105

ARTICLE VIII CONDITIONS TO CONSUMMATION OF THE MERGER		105

8.1	Conditions Precedent to Obligations of Each Party	105
8.2	Conditions Precedent to Obligations of Obsidian	106
8.3	Conditions Precedent to Obligations of Galera, Parent, Obsidian Merger Sub and Galera Merger Sub	107
8.4	Frustration of Closing Conditions	108

ARTICLE IX CLOSING DELIVERIES		109

9.1	Closing Deliveries of Obsidian	109
9.2	Closing Deliveries of Galera	109

ARTICLE X TERMINATION		109

10.1	Termination	109
10.2	Effect of Termination	112
10.3	Expenses; Termination Fees	112

ARTICLE XI GENERAL PROVISIONS		113

11.1	Non-Survival of Representations and Warranties	113
11.2	Amendment	113
11.3	Waiver	114
11.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile	114
11.5	Applicable Law; Jurisdiction	114
11.6	Assignability	115
11.7	Notices	115
11.8	Cooperation	116
11.9	Severability	116
11.10	Other Remedies; Specific Performance	116
11.11	No Third-Party Beneficiaries	116

EXHIBITS

Exhibit A	Form of Galera Stockholder Support Agreement

Exhibit B	Form of Obsidian Stockholder Support Agreement

Exhibit C	Form of Obsidian Lock-Up Agreement

Exhibit D	Form of Obsidian Stockholder Written Consent

Exhibit E	Form of Galera Stockholder Written Consent

Exhibit F	Form of Securities Purchase Agreement

Exhibit G	CVR Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 14, 2026, by and among OBSIDIAN THERAPEUTICS, INC., a Delaware corporation (“Obsidian”), GALERA THERAPEUTICS, INC., a Delaware corporation (“Galera”), GAZELLE PARENT, INC., a Delaware corporation (“Parent”), ONYX MERGERSUB, INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Obsidian Merger Sub”), and GAZELLE MERGER SUBSIDIARY, INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Galera Merger Sub”). Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

A. WHEREAS, Obsidian and Galera intend to effect a strategic combination of their businesses in accordance with this Agreement and Delaware Law;

B. WHEREAS, on April 10, 2026, Galera formed Parent and each of Obsidian and Galera have determined that from and after the Galera Effective Time on the Closing Date, Parent shall act as the parent company for their combined businesses;

C. WHEREAS, Obsidian and Parent intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law, to effect a merger of Obsidian Merger Sub with and into Obsidian (the “Obsidian Merger”). Upon consummation of the Obsidian Merger, Obsidian Merger Sub will cease to exist, and Obsidian will become a direct wholly owned Subsidiary of Parent;

D. WHEREAS, Galera and Parent intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law, to effect a merger of Galera Merger Sub with and into Galera (the “Galera Merger” and together with the Obsidian Merger, the “Mergers”) as soon as reasonably practicable following the Obsidian Effective Time. Upon consummation of the Galera Merger, Galera Merger Sub will cease to exist, and Galera will become a direct wholly owned Subsidiary of Parent;

E. WHEREAS, the board of directors of Obsidian (the “Obsidian Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Obsidian and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and the other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Obsidian vote to approve Obsidian Merger;

F. WHEREAS, the board of directors of Galera (the “Galera Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Galera and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and the other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Galera vote to approve the Galera Merger (the “Galera Stockholder Matters”);

G. WHEREAS, the board of directors of Parent (the “Parent Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of Obsidian and Galera pursuant to the terms of this Agreement (the “Stock Issuance”), and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to (a) approve the Stock Issuance and (b) adopt this Agreement and thereby approve the Contemplated Transactions;

H. WHEREAS, the board of directors of Obsidian Merger Sub (the “Obsidian Merger Sub Board”) and the board of directors of Galera Merger Sub (the “Galera Merger Sub Board”) has each (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of its sole stockholder and Obsidian Merger Sub and Galera Merger Sub, respectively, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Obsidian Merger Sub and Galera Merger Sub, respectively, adopt this Agreement and thereby approve the Contemplated Transactions;

I. WHEREAS, the sole stockholder of each of Parent, Obsidian Merger Sub and Galera Merger Sub has determined that the Contemplated Transactions, and in the case of Parent, the Stock Issuance, are in the best interest of Parent, Obsidian Merger Sub, and Galera Merger Sub respectively, and each of their respective stockholders, has approved this Agreement and the Contemplated Transactions, and in the case of Parent, the Stock Issuance;

J. WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Obsidian’s willingness to enter into this Agreement, the stockholders, officers and directors of Galera set forth on Section A of the Galera Disclosure Schedule (solely in their capacity as stockholders of Galera) are executing support agreements in favor of Obsidian in substantially the form attached hereto as Exhibit A (the “Galera Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Galera Common Stock in favor of (a) this Agreement and (b) the Annual Meeting Galera Stockholder Vote;

K. WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Galera’s willingness to enter into this Agreement, the officers, directors and stockholders (together with their Affiliates) of Obsidian set forth on Section A of the Obsidian Disclosure Schedule (solely in their capacity as stockholders of Obsidian) are executing support agreements in favor of Galera in substantially the form attached hereto as Exhibit B (the “Obsidian Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Obsidian Capital Stock in favor of this Agreement;

L. WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Galera’s willingness to enter into this Agreement, the officers and directors of Obsidian set forth on Section C of the Obsidian Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Obsidian Lock-Up Agreements”);

M. WHEREAS, it is expected that promptly after the Registration Statement is declared effective under the Securities Act, the stockholders of Obsidian sufficient to adopt and approve this Agreement and the Mergers as required under Delaware Law and Obsidian’s Organizational Documents will execute and deliver an action by written consent in order to obtain the Required Obsidian Stockholder Approval in substantially the form attached hereto as Exhibit D (each, a “Obsidian Stockholder Written Consent” and collectively, the “Obsidian Stockholder Written Consents”);

N. WHEREAS, it is expected that, prior to the consummation of the Contemplated Transactions, the Galera stockholders shall be requested to approve an amendment to Galera’s Organizational Documents permitting its stockholders to act by written consent, and, if such approval is granted (the “Annual Meeting Galera Stockholder Vote”), promptly after the Registration Statement is declared effective under the Securities Act, the stockholders of Galera sufficient to adopt and approve this Agreement and the Mergers as required under Delaware Law and Galera’s Organizational Documents will, subject to receipt of stockholder approval, execute and deliver an action by written consent in order to obtain the Required Galera Stockholder Approval in substantially the form attached hereto as Exhibit E (each, a “Galera Stockholder Written Consent” and collectively, the “Galera Stockholder Written Consents”);

O. WHEREAS, concurrently with the execution and delivery of this Agreement, certain investors have executed a Securities Purchase Agreement by and among Galera, Parent and the Persons named therein (representing an aggregate commitment no less than the Concurrent PIPE Financing Amount), pursuant to which such Persons will have agreed to purchase the number of shares of Galera Series C Preferred Stock set forth therein immediately prior to the Galera Effective Time in connection with the Concurrent PIPE Financing in substantially the form attached hereto as Exhibit F (the “Securities Purchase Agreement”); and

P. WHEREAS, each of the parties hereto intends that, for United States federal income tax purposes, the Mergers will qualify as (i) a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations, with respect to which each of Obsidian, Obsidian Merger Sub, Galera, Galera Merger Sub and Parent are a “party to a reorganization” under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) or (ii) a tax-deferred exchange governed by Section 351(a) of the Code (the “Intended Tax Treatment”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIVE PROVISIONS

1.1 Definitions.

For purposes of this Agreement (including this Section 1.1):

“2026 Equity Incentive Plan” shall mean an equity incentive plan of Parent in form and substance as agreed to by Obsidian and Galera (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Parent Common Stock to be mutually agreed upon by Obsidian and Galera (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).

“2026 ESPP” shall mean an “employee stock purchase plan” of Parent in form and substance as agreed to by Obsidian and Galera (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Parent Common Stock to be mutually agreed upon to by Obsidian and Galera (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).

“2026 Plans” shall mean both the 2026 ESPP and the 2026 Equity Incentive Plan.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Obsidian, on the one hand, or Galera, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, with respect to the Concurrent PIPE Financing, a Permitted Galera Bridge Financing or a Permitted Obsidian Bridge Financing.

“Acquisition Proposal” means, with respect to any party hereto, any proposal or offer from any Person (other than the other party or any of its Representatives) providing for an Acquisition Transaction (in each case other than in connection with a Permitted Galera Bridge Financing, a Permitted Obsidian Bridge Financing, the Concurrent PIPE Financing, or the exercise or repurchase of existing equity interests).

“Acquisition Transaction” means any transaction or series of related transactions involving (other than, as applicable, conversion of the Galera Series B Preferred Stock and the Concurrent PIPE Financing):

(i)

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (iii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or

(ii)

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Cash and Cash Equivalents” means all (i) cash and cash equivalents and (ii) marketable securities, in each case determined in accordance with GAAP.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Concurrent PIPE Financing” means the issuance and sale of shares of Galera Series C Preferred Stock in a private placement to be consummated immediately prior to the Galera Effective Time pursuant to the Securities Purchase Agreement.

“Concurrent PIPE Financing Amount” means $350,000,000; provided, however, that if any Permitted Obsidian Bridge Financing is consummated prior to the Closing, the Concurrent PIPE Financing Amount shall be reduced, on a dollar-for-dollar basis, by the aggregate principal amount of all Permitted Obsidian Bridge Financing Agreements as of immediately prior to the Galera Effective Time (the “Aggregate Obsidian Bridge Amount”).

“Confidentiality Agreement” means the Nondisclosure Agreement, dated as of March 6, 2026, by and between Obsidian and Galera.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Mergers and the other transactions contemplated by this Agreement, including the CVR Agreement and the Concurrent PIPE Financing.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (i) each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (ii) any other plan, program, policy, agreement or arrangement providing for stock options, stock purchases, restricted stock, restricted stock units, phantom equity, other equity or equity-based incentives, bonuses, commissions, severance, retention, deferred compensation, change in control, transaction, supplemental income, vacation, retirement, pension, profit-sharing, post-retirement health and welfare, disability, fringe benefit, sick, vacation or paid time-off, life insurance, perquisites, medical, dental, vision, employee assistance, health savings accounts, flexible spending accounts, Section 125 “cafeteria”, or similar benefits; and (iii) all other plans, programs, policies, agreements or arrangements (whether written or unwritten) providing compensation or benefits to any current or former employee, officer, director, individual independent contractor and other non-employee service provider.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity, part of the same “controlled group” as such Entity or under common control with such Entity under Sections 414(b),(c),(m) or (o) of the Code or 4001(b)(1) of ERISA, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles.

“Galera Associate” means any current or former employee, officer, director, independent contractor or other non-employee service provider of Galera or any of its Subsidiaries.

“Galera Balance Sheet” means the audited balance sheet of Galera for the years ended December 31, 2024 and December 31, 2025.

“Galera Capitalization Representations” means the representations and warranties of Galera set forth in Sections 4.6(a) and 4.6(d).

“Galera Contract” means any Contract: (i) to which Galera is a party, (ii) by which Galera or any Galera IP Rights or any other asset of Galera is or may become bound or under which Galera has, or may become subject to, any obligation or (iii) under which Galera has or may acquire any right or interest.

“Galera Covered Person” means, with respect to Galera as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Galera Employee Plan” means any Employee Plan that Galera or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to (including on account of an ERISA Affiliate), or (v) utilizes to provide benefits to or otherwise cover any Galera Associate.

“Galera Equity Plans” means the Galera 2012 Equity Incentive Plan, as amended from time to time and the Galera 2019 Incentive Award Plan, as amended from time to time.

“Galera ESPP” means the Galera 2019 Employee Stock Purchase Plan, as amended from time to time.

“Galera Exchange Ratio” means the quotient (rounded to four decimal places) obtained by dividing (i) the number of Galera Merger Shares by (ii) the number of Galera Outstanding Shares.

“Galera Exchangeable Warrants” means those certain warrants to purchase stock, dated as of February 17, 2023, by and between Galera and the holders party thereto.

“Galera Fundamental Representations” means the representations and warranties of Galera set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4, 4.17 and 4.22.

“Galera IP Rights” means all Intellectual Property rights that are (i) owned or purported to be owned, whether wholly or jointly with others, or controlled by Galera or any of its Subsidiaries (“Galera Owned IP Rights”), or (ii) licensed or sublicensed to Galera or any of its Subsidiaries (“Galera Licensed IP Rights”).

“Galera IP Rights Agreement” means any Contract governing, related or pertaining to any Galera IP Rights other than any confidential information provided under confidentiality agreements.

“Galera ITM Option” means each Galera Option that is outstanding as of immediately prior to the Galera Effective Time with a per share exercise price less than the closing trading price of a share of Galera Common Stock on the last full trading day on which the Galera Common Stock is traded prior to the date on which the Galera Effective Time occurs.

“Galera Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Galera Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Galera or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Galera Material Adverse Effect: (i) the announcement of this Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto (other than, in the case of this clause (i), for purposes of Section 1.1(a), Section 6.4, or Section 6.5), (ii) the taking of any action, or the failure to take any action, by Galera that is expressly required under the terms of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in, or any compliance with, GAAP or applicable Law or the interpretation thereof (provided that, this clause (iv) does not exclude any Effect resulting from any underlying noncompliance with GAAP or applicable Law), (v) general economic, financial and capital markets, political conditions or conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Galera and its Subsidiaries operate, (vi) any change in the stock price or trading volume of Galera Common Stock, (vii) any change in the cash position of Galera and its Subsidiaries which results from operations in the Ordinary Course of Business, or (viii) any failure of Galera to meet any projections, business plans or forecasts (provided that, this clause (x) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Galera Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Galera Material Adverse Effect)); except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Galera and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Galera and its Subsidiaries operate.

“Galera Net Cash” means without duplication, and in the case of any deductions, to the extent unpaid by Galera or any of its Subsidiaries immediately prior to the Galera Effective Time, (i) Galera’s Cash and Cash Equivalents determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Galera Balance Sheet, plus (ii) any receivables paid or payable with respect to the period ending immediately prior to the Galera Effective Time; minus (iii) fees and expenses of Galera incurred in connection with the Mergers and the CVR Agreement, including for the avoidance of doubt, Transaction Expenses of Galera to the extent unpaid as of the Closing, minus (iv) any and all Liabilities of Galera (A) to any Galera Associate for change in control or transaction bonuses, retention bonuses, severance or similar compensatory payments or benefits that are due and payable as a result of the completion of the Contemplated Transactions (in each case, including the employer portion of any payroll or similar Taxes payable with respect thereto), (B) with respect to defined contribution Liabilities post-retirement health and welfare benefit, accrued but unpaid bonuses, severance and vacation or paid time off (in each case, including the employer portion of any payroll or similar Taxes payable with respect thereto), (C) with respect to accounts payable, accruals and other current liabilities, (D) with respect to contractual commitments for future payments, whether absolute, contingent or otherwise, in connection with the termination of the Galera Real Estate Leases and (E) with respect to contractual commitments for future payments, whether absolute, contingent or otherwise, in connection with the termination of any Intellectual Property licensing agreements, less the amounts of any applicable deposits, plus (v) all prepaid expenses set forth on Section 1.1(a)(i) of the Galera Disclosure Schedule, minus (vi) the aggregate costs for obtaining the D&O tail insurance policy under Section 7.6(d), minus (vii) the mutually agreed estimated settlement amounts for any Transaction Litigation existing as of the Closing, provided that in no event shall such amounts to be deducted from “Galera Net Cash” exceed $500,000 in the aggregate, minus (viii) 50% of all fees and expenses incurred by Obsidian associated with the filing, printing and mailing of the Registration Statement and the Galera Information Statement, financial printer and EDGARization expenses associated with SEC filings relating to the Contemplated Transactions and other SEC filing and registration fees (excluding any fees and expenses of legal counsel, financial advisors and accountants), to the extent all such fees are paid by Obsidian, plus (ix) 50% of all fees and expenses incurred by Galera associated with the filing, printing and mailing of the Registration Statement and the Galera Information Statement and other EDGARization expenses associated with SEC filings relating to the Contemplated Transactions (excluding any fees and expenses of legal counsel, financial advisors and accountants), to the extent all such fees are paid by Galera, and plus (x) all Nasdaq fees associated with the Nasdaq Listing Application, to the extent all such fees are paid by Galera. For avoidance of doubt, (1) the Cash and Cash Equivalents received in the Concurrent PIPE Financing will be excluded from the calculation of Galera Net Cash, (2) (3) to the extent Galera has agreed that any amounts in the definition of Galera Net Cash shall be borne by a third party, including pursuant to existing Contractual arrangements, such amounts shall not be deducted from the calculation of Galera Net Cash, and (4) any Permitted Galera Bridge Financing shall not cause the Galera Net Cash to exceed $1,800,000.

“Galera Option” means each option to purchase shares of Galera Common Stock granted by Galera, including, without limitation, under the Galera Equity Plans, but, for the avoidance of doubt, excluding the Galera ESPP.

“Galera Outstanding Shares” means, subject to Section 2.6(i), the total number of shares of Galera Common Stock outstanding immediately prior to the Galera Effective Time expressed on a fully-diluted basis (after giving effect to the Galera Preferred Stock Conversion (subject to the proviso at the end of this definition) and the Galera Pre-Funded Warrant Exercise) and assuming, without limitation or duplication, (A) the issuance of shares of Galera Common Stock as a result of the next exercise of all Galera ITM Options immediately prior to the Galera Effective Time, (B) the issuance of shares of Galera Common Stock in respect of Galera Exchangeable Warrants that will be outstanding as of immediately prior to the Galera Effective Time and (C) the exclusion of shares of Galera Common Stock held by Galera as treasury stock or owned by Obsidian or any of its Subsidiaries or any Subsidiary of Galera immediately prior to the Galera Effective Time; provided, that such shares of Galera Common Stock shall be increased by the amount of shares of

Galera Common Stock issued or underlying any securities of Galera issued in any Permitted Galera Bridge Financing; provided, however, that any shares of Galera Common Stock issued as a result of the conversion of Galera Series C Preferred Stock issued in the Concurrent PIPE Financing will not be included for the purpose of calculating the number of Galera Outstanding Shares.

“Galera Pre-Funded Warrants” means those certain pre-funded common stock purchase warrants, by and between Galera and the holders party thereto.

“Galera Preferred Stock” means, collectively, the Galera Series A Preferred Stock, Galera Series B Preferred Stock and the Galera Series C Preferred Stock.

“Galera Registered IP” means all Galera IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Galera Reverse Stock Split” means, subject to the approval by the Galera stockholders of an amendment to the Organizational Documents of the Galera authorizing the same, a reverse stock split of Galera Common Stock with a split ratio between 1:75 and 1:125 (the “Galera Reverse Stock Split Proposal”) as may be effected by Galera upon a determination by the Galera Board no later than ten (10) calendar days following the Annual Meeting of the Stockholders of Galera; provided, that, if Galera submits the Galera Reverse Stock Split Proposal at a Galera Stockholder Meeting in accordance to Section 7.14, such reverse stock split shall be effected no later than ten (10) calendar days following the Galera Stockholder Meeting.

“Galera Series A Preferred Stock” means Galera’s junior participating preferred stock, par value $0.001 per share, with the rights, preferences, powers and privileges thereof specified in the Galera Organizational Documents.

“Galera Series B Preferred Stock” means Galera’s non-voting convertible preferred stock, par value $0.001 per share, with the rights, preferences, powers and privileges specified in the Galera Organizational Documents.

“Galera Series C Preferred Stock” means Galera’s non-voting convertible preferred stock, par value $0.001 per share, to be issued to the purchasers in the Concurrent PIPE Financing, with the rights, preferences, powers and privileges thereof to be specified in certificate of designation of preferences, rights and limitations to be filed with the Secretary of State of the State of Delaware in accordance with Delaware Law.

“Galera Terminable Warrants” means those certain warrants to purchase common stock, dated as of May 11, 2020, by and between Galera and the holders party thereto.

“Galera Triggering Event” shall be deemed to have occurred if: (i) Galera shall have failed to include in the Galera Information Statement the Galera Board Recommendation, (ii) the Galera Board or any committee thereof shall have made a Galera Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal (other than with Obsidian), (iii) Galera shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 6.5) or (iv) the Galera Board or any committee thereof shall have failed to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof.

“Galera Warrants” means, collectively, the Galera Exchangeable Warrants, the Galera Pre-Funded Warrants and the Galera Terminable Warrants.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, supra-national or other government or institution, (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (iv) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means any and all intellectual property and similar proprietary rights of any kind or nature, whether protected, created or arising under any Law, throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (i) United States, foreign and international patents, patent applications, including all provisional applications, non-provisional applications, substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (ii) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs or other names and locators associated with the internet, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith and symbolized thereby, (iii) works of authorship (whether or not copyrightable) and all copyrights, copyrightable works, derivative works, including registrations and applications for registration thereof, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation, (iv) software, including all source code, object code, firmware, development tools files, records and data, all media on which any of the foregoing is recorded, and all related documentation, (v) all inventions, invention disclosures, improvements, formulae, customer lists, trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law), know-how (including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data, databases, data collections, confidential information and other proprietary rights and intellectual property, whether patentable or not, and all documentation relating to any of the foregoing, (vi) registrations, applications, extensions, restorations and renewals of any of the foregoing in any jurisdiction, (vii) all United States and foreign rights arising under or associated with any of the foregoing, (viii) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world and (ix) all other rights similar or pertaining to, or tangible embodiments of, any of the foregoing in any country worldwide.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to any Person, (i) an executive officer of such Person; and (ii) any employee of such Person, that reports directly to the chief executive officer of such Person.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Shares” means the sum determined by adding (i) the Obsidian Merger Shares plus (ii) the Galera Merger Shares, plus the Concurrent PIPE Financing Merger Shares, in which:

(i)	“Aggregate Valuation” means the sum of (A) the Obsidian Equity Value, plus (B) the Galera Valuation, plus (C) the Concurrent PIPE Financing Proceeds.

(ii)	“Concurrent PIPE Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Concurrent PIPE Financing Proceeds by (ii) the Aggregate Valuation.

(iii)	“Concurrent PIPE Financing Merger Shares” means, the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Concurrent PIPE Financing Allocation Percentage.

(iv)

“Concurrent PIPE Financing Proceeds” means the proceeds resulting from the Concurrent PIPE Financing, provided, however, that such proceeds shall be reduced on a dollar-for-dollar basis to the extent actually paid in any Permitted Obsidian Bridge Financing.

(v)	“Galera Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Galera Valuation by (B) the Aggregate Valuation.

(vi)	“Galera Equity Value” means $13,800,000.

(vii)	“Galera Merger Shares” the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Galera Allocation Percentage.

(viii)	“Galera Target Net Cash” means $1,800,000.

(ix)

“Galera Valuation” means the Galera Equity Value; provided, that if the Final Galera Net Cash is above or below the Galera Target Net Cash, then the Galera Valuation will be adjusted (up or down, as applicable) on a dollar-for-dollar basis by the difference of (i) the Final Galera Net Cash and (ii) the Galera Target Net Cash; provided, further, that in no event shall any Permitted Galera Bridge Financing cause the Final Galera Net Cash to be greater than $1,800,000.

(x)	“Obsidian Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Obsidian Equity Value by (B) the Aggregate Valuation.

(xi)	“Obsidian Equity Value” means $413,500,000.

(xii)	“Obsidian Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Obsidian Allocation Percentage.

(xiii)

“Post-Closing Parent Shares” mean the total number of shares of Parent Common Stock outstanding immediately after the Obsidian Effective Time and the Galera Effective Time expressed on a fully-diluted basis, subject to the assumptions set forth on Section 1.1(a)(ii) of the Obsidian Disclosure Schedule.

For the avoidance of doubt, the Concurrent PIPE Financing Proceeds shall not be included in the calculation or determination of the Galera Valuation or any component thereof. Set forth on Section 1.1(a)(ii) on the Obsidian Disclosure Schedule is an illustrative example of the calculation of the Merger Shares.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” as described in Section 413(c) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means The Nasdaq Stock Market, which, for the avoidance of doubt, does not include the OTC Market Group, Inc.

“Obsidian Associate” means any current or former employee, officer, director, independent contractor or other non-employee service provider of Obsidian or any of its Subsidiaries.

“Obsidian Balance Sheet” means the audited balance sheet of Obsidian for the years ended December 31, 2024 and December 31, 2025.

“Obsidian Capital Stock” means Obsidian Common Stock and Obsidian Preferred Stock.

“Obsidian Capitalization Representations” means the representations and warranties of Obsidian set forth in Sections 3.6(a) and 3.6(d).

“Obsidian Common Stock” means the common stock, $0.0001 par value per share, of Obsidian.

“Obsidian Contract” means any Contract: (i) to which Obsidian or any of its Subsidiaries is a Party, (ii) by which Obsidian or any of its Subsidiaries, or any Obsidian IP Rights or any other asset of Obsidian, is or may become bound or under which Obsidian or any of its Subsidiaries has, or may become subject to, any obligation or (iii) under which Obsidian or any of its Subsidiaries has or may acquire any right or interest.

“Obsidian Convertible Notes” means any cash convertible notes as may be issued in connection with the Permitted Obsidian Bridge Financing.

“Obsidian Employee Plan” means any Employee Plan that Obsidian or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to (including on account of an ERISA Affiliate), or (v) utilizes to provide benefits to or otherwise cover any Obsidian Associate (or their spouses, dependents, or beneficiaries).

“Obsidian Equity Plan” means the Obsidian 2016 Stock Option Plan and Grant Plan, as amended from time to time.

“Obsidian Exchange Ratio” means the quotient (rounded to four decimal places) obtained by dividing (i) the number of Obsidian Merger Shares by (ii) the number of Obsidian Outstanding Shares.

“Obsidian Fundamental Representations” means the representations and warranties of Obsidian set forth in Sections 3.1(a), 3.1(b), 3.2, 3.3, 3.4, 3.16 and 3.20.

“Obsidian IP Rights” means all Intellectual Property rights that are (i) owned or purported to be owned, whether wholly or jointly with others, or controlled by Obsidian or any of its Subsidiaries (“Obsidian Owned IP Rights”), or (ii) licensed or sublicensed by Obsidian or any of its Subsidiaries (“Obsidian Licensed IP Rights”).

“Obsidian IP Rights Agreement” means any Contract governing, related to or pertaining to any Obsidian IP Rights other than any confidential information provided under confidentiality agreements.

“Obsidian Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of an Obsidian Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Obsidian or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been an Obsidian Material Adverse Effect: (i) the announcement of this Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto, (ii) the taking of any action, or the failure to take any action, by Obsidian that is expressly required to be taken or not taken under the terms and conditions of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in, or any compliance with GAAP or applicable Law or the interpretation thereof (provided that, this clause (iv) does not exclude any Effect resulting from any underlying noncompliance with GAAP or applicable Law), (v) general economic, financial and capital markets, political conditions or conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Obsidian and its Subsidiaries operate or any changes in the conditions thereof, (vi) any change in the cash position of Obsidian and its Subsidiaries which results from operations in the Ordinary Course of Business, or (vii) any failure of Obsidian to meet any projections, business plans or forecasts (provided that, this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in an Obsidian Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Obsidian Material Adverse Effect)); except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Obsidian and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Obsidian and its Subsidiaries operate.

“Obsidian Option” means each option to purchase shares of Obsidian Common Stock granted by Obsidian including, without limitation, under the Obsidian Equity Plan.

“Obsidian Outstanding Shares” means, the total number of shares of Obsidian Common Stock outstanding immediately prior to the Obsidian Effective Time (after giving effect to the Obsidian Preferred Stock Conversion and the conversion of the Obsidian Convertible Notes) expressed on a fully-diluted and as-converted to Obsidian Common Stock on a “treasury method” basis and assuming, without limitation or duplication, the issuance of all shares of Obsidian Common Stock that would be issued assuming the acceleration and exercise and conversion of all Obsidian Options outstanding as of immediately prior to the Obsidian Effective Time (including shares of Obsidian Common Stock underlying Obsidian Options that will not be accelerated or exercised immediately prior to the Obsidian Effective Time) and the issuance of shares of Obsidian Common Stock that would be issued assuming the exercise of the PacWest Warrant of immediately prior to the Obsidian Effective Time; provided, that such shares of Obsidian Common Stock shall be increased by the amount of shares of Obsidian Common Stock underlying any Obsidian Convertible Notes issued in any Permitted Obsidian Bridge Financing.

“Obsidian Preferred Stock” means, collectively, the Obsidian Series A-1 Preferred Stock, Obsidian Series A-2 Preferred Stock, Obsidian Series A-3 Preferred Stock, Obsidian Series B Preferred Stock and Obsidian Series C Preferred Stock.

“Obsidian Registered IP” means all Obsidian IP Rights that are registered, filed, issued or otherwise granted under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Obsidian Series A-1 Preferred Stock” means the preferred stock, $0.0001 par value per share, of Obsidian, designated as Series A-1 Preferred Stock.

“Obsidian Series A-2 Preferred Stock” means the preferred stock, $0.0001 par value per share, of Obsidian, designated as Series A-2 Preferred Stock.

“Obsidian Series A-3 Preferred Stock” means the preferred stock, $0.0001 par value per share, of Obsidian, designated as Series A-3 Preferred Stock.

“Obsidian Series B Preferred Stock” means the preferred stock, $0.0001 par value per share, of Obsidian, designated as Series B Preferred Stock.

“Obsidian Series C Preferred Stock” means the preferred stock, $0.0001 par value per share, of Obsidian, designated as Series C Preferred Stock.

“Obsidian Triggering Event” shall be deemed to have occurred if: (i) Obsidian Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal or (ii) Obsidian shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of Obsidian and Galera, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of association, formation, incorporation or organization or limited partnership, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Party” or “Parties” means Obsidian, Obsidian Merger Sub, Galera, Galera Merger Sub and Parent.

“Permitted Galera Bridge Financing” means a financing of an amount of up to $1,800,000 to fund Galera’s operations during the Pre-Closing Period.

“Permitted Galera Bridge Financing Agreement” means a Contract executed by Galera pursuant to which the counterparty has agreed to provide financing to Galera during the Pre-Closing Period to provide for the Permitted Galera Bridge Financing.

“Permitted Obsidian Bridge Financing” means a financing to fund Obsidian’s operations during the Pre-Closing Period to be provided by Obsidian’s stockholders.

“Permitted Obsidian Bridge Financing Agreement” means a Contract executed by Obsidian pursuant to which the counterparty has agreed to purchase for cash convertible notes during the Pre-Closing Period to provide for the Permitted Obsidian Bridge Financing.

“Permitted Encumbrance” means (i) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Obsidian Balance Sheet or the Galera Balance Sheet, as applicable, in accordance with GAAP, (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Obsidian or Galera, as applicable, (iii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (v) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies,(vi) liens arising under applicable securities Law, and (vii) non-exclusive licenses of Intellectual Property granted by Galera or Obsidian, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means (i) data and information concerning an identifiable natural person, or (ii) any information that is regulated or protected by one or more Privacy Laws.

“Privacy Laws” mean Laws relating to privacy, security and/or collection, use or other processing of Personal Information.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified Stockholders” means the Galera stockholders party to the Galera Stockholder Support Agreements.

“Subsidiary” means, with respect to a Person, an Entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (ii) is on terms and conditions that the Obsidian Board or the Galera Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms and any termination or break-up fees and conditions to consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Obsidian’s stockholders or Galera’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

“Tax” means (i) any U.S. federal, state or local or non-U.S. tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, imputed underpayment amount, payroll tax, customs duty, escheat, unclaimed property, alternative or add-on minimum or other tax or similar charge (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof) and (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, pursuant to a Contract, through operation of Law or otherwise.

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to Galera, the aggregate amount (without duplication) of all costs, fees, Taxes and expenses incurred by Galera and its Subsidiaries, or for which Galera and any of its Subsidiaries are or may become liable in connection with the Mergers and the CVR Agreement and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Mergers and the CVR Agreement, including (i) any fees and expenses of legal counsel, accountants, payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Galera; (ii) the CVR Fees (to the extent actually accrued as of the Galera Effective Time); and (iii) any Taxes actually incurred by Galera with respect to the payment of any other item listed in this definition of Transaction Expenses; provided, however, that Transaction Expenses shall specifically exclude (A) any fees and expenses in respect of the Concurrent PIPE Financing, and (B) all Nasdaq fees associated with the Nasdaq Listing Application, in each case of clauses (A) and (B) which shall be payable Obsidian and its Subsidiaries.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar law.

(i)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	2.11(e)
Agreement	Preamble
Allocation Certificate	7.13
Annual Meeting Galera Stockholder Vote	Recitals
Anticipated Closing Date	2.11(a)
Assumed Obsidian Option	2.5(g)
Cash Determination Time	2.11(a)
Capitalization Date	4.6(a)
Closing	2.3
Closing Date	2.3
Code	Recitals
Costs	7.6(a)
Current Offering Period	6.9
CVR	2.6(i)
CVR Agreement	2.6(i)
D&O Indemnified Parties	7.6(a)
D&O tail policy	7.6(d)
Delivery Date	2.11(a)
Dispute Notice	2.11(b)

Term	Section
Disqualifying Event	4.23
Dissenting Shares	2.14
Drug Regulatory Agency	3.14(a)
Exchange Agent	2.9(a)
FDA	3.14(a)
FDCA	3.14(a)
Final Galera Net Cash	2.11(c)
Form S-4	7.1(a)
Galera	Preamble
Galera 401(k) Plan	7.18
Galera Authorized Common Stock Increase	4.6(a)
Galera Board	Recitals
Galera Board Adverse Recommendation Change	7.3(b)
Galera Board Recommendation	7.3(b)
Galera Certificate of Merger	2.2
Galera Certifications	4.7(a)
Galera Closing Certificate	8.2(d)
Galera Common Stock	4.6(a)
Galera Contingent Worker	4.18(b)
Galera Disclosure Schedule	Article IV
Galera Effective Time	2.2
Galera Information Statement	7.1(a)
Galera Intervening Event	7.3(c)
Galera IT Systems	4.24(b)
Galera Material Contract	4.13(a)
Galera Merger	Recitals
Galera Merger Sub	Preamble
Galera Merger Sub Board	Recitals
Galera Merger Surviving Corporation	2.2
Galera Net Cash Calculation	2.11(a)
Galera Net Cash Schedule	2.11(a)
Galera Notice Period	7.3(c)
Galera Owned IP Rights	4.12(e)
Galera Permits	4.15(b)
Galera Pre-Funded Warrant Exercise	2.6(a)
Galera Preferred Stock Conversion	2.6(b)
Galera Privacy Policies	4.24(a)
Galera Product Candidates	4.15(d)
Galera Regulatory Permits	4.15(d)
Galera Real Estate Leases	4.11
Galera SEC Documents	4.7(a)
Galera Stockholder Matters	Recitals
Galera Stockholder Support Agreement	Recitals
Galera Stockholder Written Consents	Recitals
Galera Termination Fee	10.3(b)

Term	Section
Intended Tax Treatment	Recitals
Liability	3.9
Mergers	Recitals
Nasdaq Listing Application	7.8
Net Galera Option Shares	2.6(i)
Obsidian	Preamble
Obsidian Board	Recitals
Obsidian Board Adverse Recommendation Change	7.2(b)
Obsidian Board Recommendation	7.2(b)
Obsidian Certificate of Merger	2.1
Obsidian Closing Certificate	8.3(d)
Obsidian Contingent Worker	3.17(b)
Obsidian Disclosure Schedule	Article III
Obsidian Effective Time	2.1
Obsidian Financial Statements	3.7(a)
Obsidian Intervening Event	7.2(c)
Obsidian IT Systems	3.22(b)
Obsidian Lock-Up Agreements	Recitals
Obsidian Material Contract	3.13(a)
Obsidian Merger	Recitals
Obsidian Merger Sub	Preamble
Obsidian Merger Sub Board	Recitals
Obsidian Merger Surviving Corporation	2.1
Obsidian Notice Period	7.2(c)
Obsidian Owned IP Rights	3.12(e)
Obsidian Permits	3.14(b)
Obsidian Preferred Stock Conversion	2.5(a)
Obsidian Product Candidates	3.14(d)
Obsidian Real Estate Leases	3.11
Obsidian Regulatory Permits	3.14(d)
Obsidian Stockholder Support Agreement	Recitals
Obsidian Stockholder Written Consents	Recitals
Obsidian Termination Fee	10.3(b)
Ordinary Course Agreement	3.16(f)
Outside Date	10.1(b)
PacWest Warrant	2.5(h)
Parent	Preamble
Parent Board	Recitals
PCAOB	3.7(e)
PCAOB Auditor	3.7(e)
Permitted Alternative Agreement	10.1(j)
PHSA	3.14(a)
Pre-Closing Distribution	2.6(i)
Pre-Closing Period	6.1(a)
Registration Statement	7.1(a)

Term	Section
Required Galera Stockholder Approval	4.4
Required Obsidian Stockholder Approval	3.4
Response Date	2.11(b)
Rights Agent	2.6(h)
Securities Purchase Agreement	Recitals
Stock Issuance	Recitals
Termination Fee	10.3(b)
Transaction Litigation	7.4(c)
Transaction Litigation Party	7.4(c)
Transfer Taxes	7.7(a)
Warrant Holder	2.5(h)
Withholding Agent	2.13

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Obsidian Disclosure Schedule or the Galera Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article III or Article IV respectively. The disclosures in any section or subsection of the Obsidian Disclosure Schedule or the Galera Disclosure Schedule shall qualify other sections and subsections in Article III or Article IV respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions. The inclusion of any information in the Obsidian Disclosure Schedule or Galera Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in an Obsidian Material Adverse Effect or Galera Material Adverse Effect, as the case may be, or is outside the Ordinary Course of Business.

ARTICLE II

THE MERGER

2.1 The Obsidian Merger. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, Parent and Obsidian shall cause Obsidian Merger Sub to be merged with and into Obsidian, whereupon the separate existence of Obsidian Merger Sub shall cease and Obsidian shall continue as the surviving corporation of the Obsidian Merger and as a wholly owned Subsidiary of Parent (the “Obsidian Merger Surviving Corporation”). Parent and Obsidian shall cause the Obsidian Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger, satisfying the applicable requirements of Delaware Law in a form mutually agreed by Parent and Obsidian (the “Obsidian Certificate of Merger”). The Obsidian Merger shall become effective at the time of the filing of such Obsidian Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Obsidian Certificate of Merger with the consent of Galera and Obsidian (the time as of which the Obsidian Merger becomes effective being referred to as the “Obsidian Effective Time”).

2.2 The Galera Merger. Immediately following the Obsidian Effective Time, upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, Parent and Galera shall cause Galera Merger Sub to be merged with and into Galera, whereupon the separate existence of Galera Merger Sub shall cease and Galera shall continue as the surviving corporation of the Galera Merger and as a wholly owned Subsidiary of Parent (the “Galera Merger Surviving Corporation”). Parent and Galera shall cause the Galera Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger, satisfying the applicable requirements of Delaware Law in a form mutually agreed by Galera and Obsidian (the “Galera Certificate of Merger”). The Galera Merger shall become effective at the time of the filing of such Galera Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Galera Certificate of Merger with the consent of Galera and Obsidian (the time as of which the Mergers becomes effective being referred to as the “Galera Effective Time”).

2.3 Closing. Subject to the satisfaction or waiver of the conditions set forth in this Agreement, the consummation of the Mergers (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures, (a) no later than the second Business Day after all the conditions precedent set forth in Article VII shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)) or (b) at such other time, date and place as the Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

2.4 Organizational Documents; Directors and Officers.

(a) At the Obsidian Effective Time:

(i) the certificate of incorporation of the Obsidian Merger Surviving Corporation shall be amended and restated at or prior to the Obsidian Effective Time as set forth in an exhibit to the Obsidian Certificate of Merger, and as so amended and restated shall be the certificate of incorporation of the Obsidian Merger Surviving Corporation until thereafter amended as provided by Delaware Law;

(ii) the bylaws of the Obsidian Merger Surviving Corporation shall be amended and restated to be identical to the bylaws of Obsidian Merger Sub as in effect immediately prior to the Obsidian Effective Time (with the name of Obsidian Therapeutics Sub, Inc. as the Obsidian Merger Surviving Corporation’s name) until thereafter amended in accordance with Delaware Law and as provided in Obsidian Merger Surviving Corporation’s Organizational Documents; and

(iii) the directors and officers of Obsidian Merger Surviving Corporation, each to hold office in accordance with the provisions of Delaware Law and Obsidian Merger Surviving Corporation’s Organizational shall be as set forth in Section 7.10(c).

(b) At the Galera Effective Time:

(i) the certificate of incorporation of the Galera Merger Surviving Corporation shall be amended and restated as set forth in an exhibit to the Galera Certificate of Merger, and as so amended and restated shall be the certificate of incorporation of the Galera Merger Surviving Corporation until thereafter amended as provided by Delaware Law;

(ii) the bylaws of the Galera Merger Surviving Corporation shall be amended and restated to be identical to the bylaws of Galera Merger Sub as in effect immediately prior to the Galera Effective Time (with the name of Galera Therapeutics, Inc. as the Galera Merger Surviving Corporation’s name) until thereafter amended in accordance with Delaware Law and as provided in Galera Merger Surviving Corporation’s Organizational Documents;

(iii) the directors and officers of Galera Merger Surviving Corporation, each to hold office in accordance with the provisions of Delaware Law and Galera Merger Surviving Corporation’s Organizational shall be as set forth in Section 7.10(b); and

(iv) Parent shall file one or more amendments to its certificate of incorporation to change the name of Parent to Obsidian Therapeutics, Inc.

(c) Following the Galera Effective Time, Parent shall further take all actions reasonably necessary so that the certificate of incorporation of Parent shall remain in effect, until thereafter amended as provided by Delaware Law, provided, however, that at or prior to the Galera Effective Time, Parent shall file one or more amendments to its certificate of incorporation to make such other changes as are agreeable to Obsidian.

2.5 Conversion of Shares of Obsidian.

(a) Immediately prior to the Obsidian Effective Time, all issued and outstanding Obsidian Preferred Stock shall be converted into Obsidian Common Stock in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of Obsidian (the “Obsidian Preferred Stock Conversion”).

(b) At the Obsidian Effective Time (after giving effect to Obsidian Preferred Stock Conversion), by virtue of the Obsidian Merger and without any further action on the part of Obsidian, Parent, Obsidian Merger Sub, or any stockholder of Obsidian, subject to Section 2.5(d), the Obsidian Common Stock outstanding immediately prior to the Obsidian Effective Time shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Obsidian Exchange Ratio.

(c) If any Obsidian Common Stock underlying any restricted stock award agreement or other similar agreement with Obsidian outstanding immediately prior to the Obsidian Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture, then the shares of Parent Common Stock issued in exchange for such Obsidian Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. From and after the Closing, Parent shall be entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement without any further action by Obsidian, Parent, Obsidian Merger Sub or any holder of Obsidian Capital Stock.

(d) No fractional shares of Parent Common Stock shall be issued in connection with the Obsidian Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent Common Stock a holder of Obsidian Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share. Any remaining fractional share of Parent Common Stock will be rounded up to the nearest whole share.

(e) At the Obsidian Effective Time, by virtue of the Obsidian Merger and without any further action on the part of Obsidian, Parent, Obsidian Merger Sub, or any stockholder of Obsidian, each share of common stock, $0.001 par value per share, of Obsidian Merger Sub issued and outstanding immediately prior to the Obsidian Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Obsidian Merger Surviving Corporation. If applicable, each stock certificate of Obsidian Merger Sub evidencing ownership of any such shares shall, as of the Obsidian Effective Time, evidence ownership of such shares of common stock of the Obsidian Merger Surviving Corporation until presented for transfer or exchange.

(f) If, between the date of this Agreement and the Obsidian Effective Time, the outstanding Obsidian Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, Obsidian Merger Shares shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Obsidian Common Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Obsidian or Parent to take any action with respect to Obsidian Common Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(g) At the Obsidian Effective Time, each Obsidian Option outstanding and unexercised immediately prior to the Obsidian Effective Time shall automatically without any further action on the part of Obsidian, Parent, Obsidian Merger Sub, or any holder of an Obsidian Option, be assumed and converted into an option (an “Assumed Obsidian Option”) to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Obsidian Equity Plan and option agreement applicable to such Obsidian Option immediately prior to the Obsidian Effective Time, the number of shares of Parent Common Stock determined by multiplying the number of shares of Obsidian Common Stock subject to such Obsidian Option immediately prior to the Obsidian Effective Time by the Obsidian Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Obsidian Option immediately prior to the Obsidian Effective Time by the Obsidian Exchange Ratio, rounding up to the nearest whole cent; provided, that the conversion of the Obsidian Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion will not constitute a “modification” of such Obsidian Options for purposes of Section 409A or Section 424 of the Code. As of the Obsidian Effective Time, Parent will assume the Obsidian Equity Plan; provided, further, that (i) the terms of the Assumed Obsidian Options shall be further amended as may be necessary to reflect such assumption and conversion of the Obsidian Options into Assumed Obsidian Options (such as by making any change in control or similar definition relate to Parent instead of Obsidian and having any provision that provides for the adjustment of Obsidian Options upon the occurrence of certain corporate events of Obsidian relate to similar corporate events of Parent instead); and (ii) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Obsidian Board or any committee thereof with respect to each Assumed Obsidian Option.

(h) Prior to the Obsidian Effective Time, the Obsidian Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, immediately prior to the Obsidian Effective Time, pursuant to Section 3.2 of the Warrant to Purchase Stock (as assigned, the “PacWest Warrant”), dated as of May 25, 2018, between the Company and PacWest Bancorp (the “Warrant Holder”) (which provision requires Obsidian to provide the Warrant Holder with written notice of the Obsidian Merger not less than ten (10) days prior to the Closing), the unexercised portion of the PacWest Warrant shall be deemed to be automatically exercised pursuant to Section 1.6 of the PacWest Warrant immediately prior to the Effective Time without any action on the part of the Warrant Holder. From and after the Obsidian Effective Time, the PacWest Warrant shall terminate in full.

2.6 Conversion of Shares of Galera.

(a) Prior to the Galera Effective Time, the Galera Pre-Funded Warrants shall be exchanged for shares of Galera Common Stock in accordance with, and pursuant to the terms and conditions of, the Galera Pre-Funded Warrants (the “Galera Pre-Funded Warrant Exercise”).

(b) Immediately following the Obsidian Effective Time but immediately prior to the Galera Effective Time, all Galera Preferred Stock, including the shares of Galera Series C Preferred Stock issued in the Concurrent PIPE Financing, shall be converted into Galera Common Stock in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of Galera (the “Galera Preferred Stock Conversion”).

(c) At the Galera Effective Time, by virtue of the Galera Merger and without any further action on the part of Galera, Parent, Galera Merger Sub, or any stockholder of Galera, subject to Section 2.6(f), each share of Galera Common Stock outstanding immediately prior to the Galera Effective Time shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Galera Exchange Ratio.

(d) At the Galera Effective Time, (i) each Galera Exchangeable Warrant that is outstanding and unexercised immediately prior to the Galera Effective Time, whether or not vested, shall remain outstanding in accordance with its terms (as in effect as of the date of this Agreement) and, without any further action from Galera or Parent, become a warrant to purchase shares of Parent Common Stock and (ii) to the extent unexercised as of immediately prior to the Galera Effective Time, the Galera Terminable Warrants that are outstanding and unexercised, whether or not vested, shall automatically be terminated in accordance with the terms (as in effect as of the date of this Agreement) of the warrant agreement by which such Galera Terminable Warrant is evidenced.

(e) If any Galera Common Stock outstanding immediately prior to the Galera Effective Time, respectively, is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable restricted stock award agreement or other similar agreement with Galera, then the shares of Parent Common Stock issued in exchange for such Galera Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. Galera shall take all actions that may be necessary to ensure that, from and after the Galera Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement.

(f) No fractional shares of Parent Common Stock shall be issued in connection with the Galera Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent Common Stock a holder of Galera Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share. Any remaining fractional share of Parent Common Stock will be rounded up to the nearest whole share.

(g) At the Galera Effective Time, by virtue of the Galera Merger and without any further action on the part of Galera, Parent, Galera Merger Sub, or any stockholder of Galera, each share of common stock, $0.001 par value per share, of Galera Merger Sub issued and outstanding immediately prior to the Galera Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Galera Merger Surviving Corporation. If applicable, each stock certificate of Galera Merger Sub evidencing ownership of any such shares shall, as of the Galera Effective Time, evidence ownership of such shares of common stock of the Galera Merger Surviving Corporation until presented for transfer or exchange.

(h) If, between the date of this Agreement and the Galera Effective Time, the outstanding Galera Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, Galera Merger Shares shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Galera Common Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Galera or Parent to take any action with respect to Galera Common Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(i) Each outstanding Galera ITM Option immediately prior to the Galera Effective Time shall automatically without any further action on the part of Galera, Parent, Galera Merger Sub, or any holder of a Galera Option, become fully vested and be converted, at the Galera Effective Time, into a net exercised share of Parent Common Stock determined by (i) multiplying the number of shares of Galera Common Stock subject to such Galera Option immediately prior to the Galera Effective Time by the Galera Exchange Ratio, rounding down to the nearest whole number of shares, and (ii) reducing such number of shares of Parent Common Stock by the number of shares of Parent Common Stock with an aggregate value equal to the sum of (a) the total exercise price for such Galera Option (determined by dividing the per share exercise price of such Galera Option immediately prior to the Galera Effective Time by the Galera Exchange Ratio, rounding up to the nearest whole cent) plus (b) any required withholding taxes required to be paid by Galera with respect to such net exercise, and (c) dividing such sum of (a) and (b) by the per share price of Parent Common Stock as of the Effective Time (such net number of shares of Parent Common Stock the “Net Galera Option Shares”); provided, that the net exercise of the Galera Options will be made in a manner consistent with applicable Law. For the avoidance of doubt, such Net Galera Option Shares will be eligible to receive one CVR for each outstanding share pursuant to Section 2.7 below. Each outstanding Galera Option that is not an ITM Option immediately prior to the Galera Effective Time will be cancelled for no consideration.

2.7 Contingent Value Right. Prior to the Galera Effective Time but after the conversion of all Galera Series B Preferred Stock into Galera Common Stock, Galera shall declare a distribution (the “Pre-Closing Distribution”) to holders of Galera Common Stock of record the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Galera Common Stock held by such stockholder as of such date (less applicable withholding Taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit G, to be entered into between Parent, Obsidian and Equiniti Trust Company, LLC (or such other nationally recognized rights agent agreed to between Galera and Obsidian) (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs and reasonably acceptable to Galera and Obsidian (the “CVR Agreement”). The record date for the Pre-Closing Distribution shall be the close of business on the last Business Day prior to the day on which the Galera Effective Time occurs and the payment date for the Pre-Closing Distribution shall be three (3) Business Days after the Galera Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Galera Effective Time. In connection with the Pre-Closing Distribution, Galera shall cause the CVR Agreement to be duly authorized, executed and delivered by Galera and the Exchange Agent.

(a) The CVRs are solely contractual rights and shall not constitute equity or ownership interests in Parent, Galera, Obsidian or any of their respective Affiliates, and Parent, Galera and Obsidian shall cooperate, including by making changes to the CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or applicable state securities or “blue sky” Laws. Notwithstanding anything to the contrary herein or in the CVR Agreement, none of Parent, Galera, Obsidian or any of their respective Affiliates shall owe any fiduciary or other duties to any holder of CVRs, except to the extent expressly set forth in the CVR Agreement.

(b) Galera agrees to pay all costs and fees of the Rights Agent contemplated by this Section 2.7 (the “CVR Fees”).

2.8 Closing of Transfer Books.

(a) At the Obsidian Effective Time, (i) all Obsidian Common Stock outstanding immediately prior to the Obsidian Effective Time shall be treated in accordance with Section 2.5, and all holders of certificates representing Obsidian Common Stock that were outstanding immediately prior to the Obsidian Effective Time shall cease to have any rights as stockholders of Obsidian (other than the right to receive Obsidian Merger Shares) and (ii) the stock transfer books of Obsidian shall be closed with respect to all Obsidian Common Stock (including any Obsidian Common Stock underlying the PacWest Warrant and Obsidian Options) outstanding immediately prior to the Obsidian Effective Time. No further transfer of any such Obsidian Common Stock shall be made on such stock transfer books after the Obsidian Effective Time.

(b) At the Galera Effective Time: (i) all Galera Common Stock outstanding immediately prior to the Galera Effective Time shall be treated in accordance with Section 2.6, and all holders of certificates representing Galera Common Stock that were outstanding immediately prior to the Galera Effective Time shall cease to have any rights as stockholders of Galera (other than the right to receive Galera Merger Shares) and (ii) the stock transfer books of Galera shall be closed with respect to all Galera Common Stock (including any Galera Common Stock underlying Galera Warrants and Galera Options) outstanding immediately prior to the Galera Effective Time. No further transfer of any such Galera Common Stock shall be made on such stock transfer books after the Galera Effective Time.

2.9 Surrender of Obsidian Common Stock .

(a) On or prior to the Closing Date, Galera and Obsidian shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Mergers (the “Exchange Agent”). At the Obsidian Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 2.5 in exchange for Obsidian Common Stock.

(b) Promptly after the Obsidian Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Obsidian Common Stock that were converted into the right to receive Obsidian Merger Shares: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of Obsidian Common Stock in exchange for book-entry shares of Parent Common Stock. Upon execution and delivery of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Obsidian Common Stock shall be entitled to receive in exchange therefor book-entry shares representing Obsidian Merger Shares (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Obsidian Effective Time shall be paid to the holder of any Obsidian Common Stock with respect to the shares of Parent Common Stock that such holder has the right to receive in the Mergers until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Parent Common Stock deposited with the Exchange Agent that remain undistributed to holders of Obsidian Common Stock as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Obsidian Common Stock who have not theretofore delivered a duly executed letter of transmittal in accordance with this Section 2.9 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) No Party shall be liable to any former holder of any Obsidian Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.10 Surrender of Galera Common Stock.

(a) At the Galera Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 2.6 in exchange for Galera Common Stock.

(b) Promptly after the Galera Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Galera Common Stock that were converted into the right to receive Galera Merger Shares: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of Galera Common Stock in exchange for book-entry shares of Parent Common Stock. Upon execution and delivery of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Galera Common Stock shall be entitled to receive in exchange therefor book-entry shares representing Galera Merger Shares (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.6.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Galera Effective Time shall be paid to the holder of any Galera Common Stock with respect to the shares of Parent Common Stock that such holder has the right to receive in the Mergers until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Parent Common Stock deposited with the Exchange Agent that remain undistributed to holders of Galera Common Stock as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Galera Common Stock who have not theretofore delivered a duly executed letter of transmittal in accordance with this Section 2.10 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) No Party shall be liable to any former holder of any Galera Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.11 Calculation of Net Cash.

(a) Not less than ten (10) Business Days prior to the anticipated date for Closing as mutually agreed in good faith by Galera and Obsidian (the “Anticipated Closing Date”), Galera will deliver to Obsidian a certificate that includes a schedule (the “Galera Net Cash Schedule”, and the date of delivery of the Galera Net Cash Schedule, the “Delivery Date”) setting forth, in reasonable detail, Galera’s good faith, estimated calculation of Galera Net Cash (the “Galera Net Cash Calculation”) at the close on business of the Closing Date (the “Cash Determination Time”) prepared and signed by Galera’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Galera). Galera shall make available to Obsidian (electronically to the greatest extent possible), as reasonably requested by Obsidian, the work papers and back-up materials used or useful in preparing the Galera Net Cash Schedule and, if reasonably requested by Obsidian, Galera’s accountants and counsel at reasonable times and upon reasonable notice. The Galera Net Cash Calculation shall include Galera’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1 necessary to calculate Obsidian Merger Shares. Set forth on Section 2.11(a) of the Galera Disclosure Schedule is an illustrative example of Galera Net Cash calculation calculated on a hypothetical basis as of the date described therein. For the avoidance of doubt, in no event shall any Permitted Galera Bridge Financing cause the Final Galera Net Cash to be greater than $1,800,000.

(b) Within five (5) Business Days after the Delivery Date (the last day of such period, the “Response Date”), Obsidian shall have the right to dispute any part of the Galera Net Cash Calculation by delivering a written notice to that effect to Galera (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Galera Net Cash Calculation.

(c) If, on or prior to the Response Date, (i) Obsidian notifies Galera in writing that it has no objections to the Galera Net Cash Calculation or (ii) if prior to 5:00 p.m. (New York City time) on the Response Date, Obsidian has failed to deliver a Dispute Notice as provided in Section 2.11(b), then the Galera Net Cash Calculation as set forth in the Galera Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Galera Net Cash at the Cash Determination Time (the “Final Galera Net Cash”) for purposes of this Agreement.

(d) If Obsidian delivers a Dispute Notice on or prior to 5:00 p.m. (New York City time) on the Response Date, then Representatives of Galera and Obsidian shall promptly, and in no event later than one calendar day after the Response Date, meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Galera Net Cash, which agreed upon Galera Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Galera Net Cash for purposes of this Agreement.

(e) If Representatives of Galera and Obsidian are unable to negotiate an agreed-upon determination of Final Galera Net Cash pursuant to Section 2.11(d) within two (2) calendar days after delivery of the Dispute Notice (or such other period as Galera and Obsidian may mutually agree upon), then any remaining disagreements as to the calculation of Galera Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Galera and Obsidian (the “Accounting Firm”). Galera shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Galera Net Cash Schedule, and Galera and Obsidian shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) calendar days of accepting its selection. Galera and Obsidian shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Galera and Obsidian. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Galera Net Cash made by the Accounting Firm shall be made in writing delivered to each of Galera and Obsidian, shall be final and binding on Galera and Obsidian and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Galera Net Cash for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.11(e). The fees and expenses of the Accounting Firm shall be allocated between Galera and Obsidian in the same proportion that the disputed amount of the Galera Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Galera Net Cash amount and such portion of the costs and expenses of the Accounting Firm borne by Obsidian and any other fees, costs or expenses incurred by Obsidian following the Anticipated Closing Date in connection with the procedures set forth in this Section 2.11(e) shall be deducted from the final determination of the amount of Galera Net Cash. If this Section 2.11(e) applies as to the determination of the Final Galera Net Cash described in Section 2.11(a), upon resolution of the matter in accordance with this Section 2.11(e), the Parties shall not be required to determine Galera Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Galera and Obsidian may require a redetermination of the Final Galera Net Cash if the Closing Date is more than ten (10) calendar days after the Anticipated Closing Date.

2.12 Further Action.

(a) If, at any time after the Obsidian Effective Time, any further action is determined by the Obsidian Merger Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Obsidian Merger Surviving Corporation with full right, title and possession of and to all rights and property of Obsidian, then the officers and directors of the Obsidian Merger Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of Obsidian, in the name of Obsidian Merger Sub, in the name of the Obsidian Merger Surviving Corporation and otherwise) to take such action.

(b) If, at any time after the Galera Effective Time, any further action is determined by the Galera Merger Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Galera Merger Surviving Corporation with full right, title and possession of and to all rights and property of Galera, then the officers and directors of the Galera Merger Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of Galera, in the name of Galera Merger Sub, in the name of the Galera Merger Surviving Corporation and otherwise) to take such action.

2.13 Withholding. Each of the Exchange Agent, Parent, the Obsidian Merger Surviving Corporation and the Galera Merger Surviving Corporation (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law; provided, however, that if a Withholding Agent determines that any payment in connection with the Contemplated Transactions is subject to deduction and/or withholding, then, except with respect to compensatory payments or as a result of a failure to deliver the certificate described in Section 7.7(b), such Withholding Agent shall use reasonable best efforts to (i) provide notice to such recipient after such determination and (ii) cooperate with such recipient prior to the Closing to reduce or eliminate any such deduction and/or withholding. To the extent such amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.14 Appraisal Rights.Notwithstanding any provision of this Agreement to the contrary, shares of Galera Common Stock that are outstanding immediately prior to the Galera Effective Time (after giving effect to the Galera Preferred Stock Conversion) and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Galera Common Stock in accordance with Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration described in Section 2.5 or Section 2.6, respectively, attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Galera Common Stock held by them in accordance with Delaware Law, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under Delaware Law. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Galera Common Stock under Delaware Law (whether occurring before, at or after the Galera Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Galera Effective Time, the right to receive the consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.5 or Section 2.6, respectively. Galera shall give Parent prompt written notice of any demands by dissenting stockholders received thereby, withdrawals of such demands and any other instruments served thereupon and any material correspondence received thereby in connection with such demands, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands; provided that Galera shall have the right to participate in such negotiations and proceedings. Neither Parent nor Galera shall, except with the other party’s prior written consent (which shall not be unreasonably withheld, conditioned ore delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF Obsidian

Except as set forth in the written disclosure schedule delivered by Obsidian to Galera (the “Obsidian Disclosure Schedule”), Obsidian represents and warrants to Galera as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of Obsidian and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. All of Obsidian’s Subsidiaries are directly or indirectly wholly-owned by Obsidian.

(b) Each of Obsidian and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Obsidian Material Adverse Effect.

(c) Except as set forth on Section 3.1(c) of the Obsidian Disclosure Schedule, Obsidian has no Subsidiaries and Obsidian does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Obsidian is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Obsidian has not agreed and is not obligated to make, nor is Obsidian bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Obsidian has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. Obsidian has delivered to Galera accurate and complete copies of Obsidian’s and its Subsidiaries’ Organizational Documents. Neither Obsidian nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement.

(a) Each of Obsidian and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Obsidian Board (at meetings duly called and held) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Obsidian and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend the Obsidian Board Recommendation to the stockholders of Obsidian as promptly as practicable after the forms thereof are mutually agreed to by Galera and Obsidian. This Agreement has been duly executed and delivered by Obsidian and assuming the due authorization, execution and delivery by Galera, constitutes the legal, valid and binding obligation of Obsidian, enforceable against Obsidian in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The affirmative vote of the holders of at least (i) a majority of the then outstanding shares of Obsidian Common Stock outstanding on the record date for the Obsidian Stockholder Written Consent and (ii) a majority of the then outstanding shares of Obsidian Preferred Stock voting as a single class on an as-converted basis (together, the “Required Obsidian Stockholder Approval”), is the only vote of the holders of any class or series of Obsidian Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Obsidian Stockholder Approval and the filing of the Obsidian Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Obsidian, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Obsidian or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Obsidian or its Subsidiaries, or any of the assets owned or used by Obsidian or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Obsidian or its Subsidiaries or that otherwise relates to the business of Obsidian, or any of the assets owned, leased or used by Obsidian;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Obsidian Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Obsidian Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Obsidian Material Contract, (C) accelerate the maturity or performance of any Obsidian Material Contract or (D) cancel, terminate or modify any term of any Obsidian Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Obsidian or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 3.5 of the Obsidian Disclosure Schedule under any Obsidian Contract, (ii) the Required Obsidian Stockholder Approval, (iii) the filing of the Obsidian Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Obsidian nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Obsidian Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6 Capitalization.

(a) The authorized capital stock of Obsidian consists of (i) 274,320,131 shares of Obsidian Common Stock of which 21,437,128 shares have been issued and are outstanding as of April 9, 2026, and (ii) 215,060,316 shares of Obsidian Preferred Stock of which (a) 32,222,339 shares have been designated Obsidian Series A-1 Preferred Stock of which 26,114,925 shares have been issued and are outstanding as of April 9, 2026, (b) 14,936,323 shares have been designated Obsidian Series A-2 Preferred Stock of which 14,936,323 shares have been issued and are outstanding as of April 9, 2026, (c) 6,146,592 shares have been designated Obsidian Series A-3 Preferred Stock of which 6,146,592 shares have been issued and are outstanding as of April 9, 2026, (d) 76,187,917 shares have been designated Obsidian Series B Preferred Stock of which

76,187,917 shares have been issued and are outstanding as of April 9, 2026 and (e) 84,567,145 shares have been designated Obsidian Series C Preferred Stock of which 84,567,145 shares have been issued and are outstanding as of April 9, 2026. As of April 9, 2026, there was one Warrant to Purchase Stock to purchase an aggregate of 22,124 shares of Obsidian Series A-1 Preferred Stock. Obsidian does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Obsidian Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Obsidian Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. All of the outstanding shares of Obsidian Common Stock are subject to a right of first refusal in favor of Obsidian. Except as contemplated herein, there is no Obsidian Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Obsidian Common Stock. Obsidian is not under any obligation, nor is Obsidian bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Obsidian Common Stock or other securities.

(c) Except for the Obsidian Equity Plan and the Obsidian Options granted thereunder, Obsidian does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the date of this Agreement, Obsidian has reserved 48,749,161 shares of Obsidian Common Stock for issuance under the Obsidian Equity Plan, of which 6,207,225 shares have been issued and are outstanding pursuant to the exercise of Obsidian Options, 39,255,362 shares are subject to outstanding Obsidian Options, and 3,286,574 shares remain available for future grant pursuant to the Obsidian Equity Plan. Section 3.6(c) of the Obsidian Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each outstanding Obsidian Option, including: (i) the name of the holder, (ii) the number of shares of Obsidian Common Stock subject to such Obsidian Option, (iii) the per share exercise price, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares, (vi) the expiration date, and (vii) whether the Obsidian Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Obsidian has made available to Galera accurate and complete copies of the following: (A) the standard form of agreement evidencing Obsidian Options; and (B) each agreement evidencing an Obsidian Option that does not conform in all material respects to the standard form agreement.

(d) Except as set forth on Section 3.6(c) of the Obsidian Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Obsidian, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Obsidian, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Obsidian is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Obsidian.

(e) All outstanding shares of Obsidian Common Stock, and other securities of Obsidian have been issued and granted in compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

3.7 Financial Statements.

(a) Section 3.7(a) of the Obsidian Disclosure Schedule includes true, correct and complete copies of the Obsidian Balance Sheet and the related audited estimated statement of income, cash flow and changes in partners’ capital for the years ended December 31, 2024 and December 31, 2025 (the “Obsidian Financial Statements”).

(b) The Obsidian Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis unless otherwise noted therein throughout the periods indicated, (ii) fairly present, in all material respects, the financial position of Obsidian as of the respective dates thereof and the results of operations and cash flows of Obsidian for the periods covered thereby and (iii) when delivered by Obsidian for inclusion in the Registration Statement (as defined below) for filing with the SEC following the date of this Agreement in accordance with Section 7.1, shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof. Other than as expressly disclosed in the Obsidian Financial Statements, there has been no material change in Obsidian’s accounting methods or principles that would be required to be disclosed in Obsidian’s financial statements in accordance with GAAP. The books of account and other financial records of Obsidian and each of its Subsidiaries are true and complete in all material respects.

(c) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Obsidian, the Obsidian Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls.

(d) Obsidian maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Obsidian maintains records that in reasonable detail accurately and fairly reflect Obsidian’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Obsidian Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Obsidian’s assets that could have a material effect on Obsidian’s financial statements. Obsidian has evaluated the effectiveness of Obsidian’s internal control over financial reporting and, to the extent required by applicable Law, presented its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such financial reporting based on such evaluation. Obsidian has disclosed to Obsidian’s auditors and the Audit Committee of the Obsidian Board (and made available to Galera a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Obsidian’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Obsidian or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Obsidian Financial Statements filed prior to the date hereof, Obsidian’s internal control over financial reporting is effective and Obsidian has not identified any material weaknesses in the design or operation of Obsidian’s internal control over financial reporting.

(e) Obsidian’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Obsidian, “independent” with respect to Obsidian within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Obsidian, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board (“PCAOB”) thereunder (such firm, the “PCAOB Auditor”).

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Obsidian Disclosure Schedule, since January 1, 2026, Obsidian and its Subsidiaries have conducted their business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Obsidian Material Adverse Effect or (b) action, event or occurrence that would have required Consent of Galera pursuant to Section 6.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Neither Obsidian nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Obsidian Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Obsidian or its Subsidiaries since the date of the Obsidian Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Obsidian or any of its Subsidiaries under Obsidian Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities listed in Section 3.9 of the Obsidian Disclosure Schedule.

3.10 Title to Assets. Each of Obsidian and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Obsidian Balance Sheet and (b) all other tangible assets reflected in the books and records of Obsidian as being owned by Obsidian. All of such assets are owned or, in the case of leased assets, leased by Obsidian or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Neither Obsidian nor any of its Subsidiaries owns or has ever owned any real property. Obsidian has made available to Galera (a) an accurate and complete list of all real properties with respect to which Obsidian directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Obsidian or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Obsidian Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Obsidian Disclosure Schedule is an accurate, true and complete listing of all Obsidian Registered IP, including for each item (i) the record owner(s) (and name of any other Person with an ownership interest in such item of Obsidian Registered IP and the nature of such ownership interest, if any), jurisdiction, status, and registration or application number of each item, as applicable, (ii) all filing, registration, issuance and grant dates and (iii) any actions that are required to be taken within 180 days of the date hereof for any Obsidian Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of or response to any documents, applications or certificates, for the purposes of prosecuting, obtaining, perfecting, maintaining or renewing any Obsidian Registered IP. Section 3.12(a) of the Obsidian Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which Obsidian or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar. All Obsidian Registered IP is subsisting and in full force and effect and, to Obsidian’s Knowledge, all Obsidian Registered IP (other than pending applications) is valid and enforceable. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Obsidian Registered IP have been fully and timely paid and filed as necessary for the filing, prosecuting, obtaining grant of and maintaining such item of Obsidian Registered IP.

(b) Section 3.12(b) of the Obsidian Disclosure Schedule is a true, correct and complete listing of all Obsidian Contracts pursuant to which any Obsidian IP Rights are licensed to Obsidian (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Obsidian’s or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Obsidian or its Subsidiaries and their respective employees in Obsidian’s standard form thereof). To the Knowledge of Obsidian, each Obsidian Contract listed in Section 3.12(b) of the Obsidian Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Obsidian, its Subsidiaries and each other party thereto, and is enforceable against Obsidian, its Subsidiaries and each other party thereto in accordance with its terms. To the Knowledge of Obsidian, neither Obsidian, its Subsidiaries, nor, to the Knowledge of Obsidian, any other party to any Obsidian Contract listed in Section 3.12(b) of the Obsidian Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Obsidian Contract listed in Section 3.12(b) of the Obsidian Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect.

(c) Section 3.12(c) of the Obsidian Disclosure Schedule is a true, correct and complete listing of each Obsidian Contract pursuant to which any Person has been granted any license, sublicense, option or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Obsidian IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Obsidian IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Obsidian’s or its Subsidiaries’ benefit). To the Knowledge of Obsidian, each Obsidian Contract listed in Section 3.12(c) of the Obsidian Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Obsidian, its Subsidiaries and each other party thereto, and is enforceable against Obsidian, its Subsidiaries and each other party thereto in accordance with its terms. Neither Obsidian, its Subsidiaries nor, to the Knowledge of Obsidian, any other party to any Obsidian Contract listed in Section 3.12(c) of the Obsidian Disclosure Schedule has provided or received any written notice of breach under, or intention to terminate (including by non-renewal), any Obsidian Contract listed in Section 3.12(c) of the Obsidian Disclosure Schedule.

(d) Except as identified on Section 3.12(d) of the Obsidian Disclosure Schedule, neither Obsidian nor any of its Subsidiaries is bound by, and no Obsidian Owned IP Rights are subject to, and to the Knowledge of Obsidian, no Obsidian Licensed IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Obsidian or any of its Subsidiaries to use, exploit, assert, or enforce any Obsidian IP Rights anywhere in the world.

(e) (i) Obsidian or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Obsidian IP Rights (other than (A) Obsidian Licensed IP Rights, or co-owned rights each as identified in Section 3.12(b) of the Obsidian Disclosure Schedule, and (B) any non-customized software that (1) is licensed to Obsidian or its Subsidiaries solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Obsidian’s or its Subsidiaries’ products or services, (ii) all Obsidian Owned IP Rights and, to the Knowledge of Obsidian, other Obsidian IP Rights that are exclusively licensed to Obsidian are free and clear of any Encumbrances (other than Permitted Encumbrances) and (iii) Obsidian owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all material Obsidian IP Rights currently used or practiced by Obsidian. Without limiting the generality of the foregoing:

(i) To the Knowledge of Obsidian, all documents and instruments necessary to register or apply for or renew registration of Obsidian Registered IP owned by Obsidian, and all documents and instruments necessary to register or apply for or renew registration of Obsidian Registered IP exclusively licensed to Obsidian, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. To the Knowledge of Obsidian, Obsidian has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Obsidian Registered IP owned by Obsidian that are due or payable as of the date of this Agreement, and to the Knowledge of Obsidian, all documents and instruments necessary to register or apply for or renew registration of Obsidian Registered IP exclusively licensed to Obsidian.

(ii) Except for instances that would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect, to the Knowledge of Obsidian each Person who is or was an employee, contractor or consultant of Obsidian or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Obsidian or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Obsidian or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Obsidian and its Subsidiaries.

(iii) To the Knowledge of Obsidian, no current or former member, officer, director, or employee of Obsidian or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Obsidian IP Rights purported to be owned by Obsidian. To the Knowledge of Obsidian, no employee of Obsidian or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Obsidian or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Obsidian IP Rights purported to be owned by Obsidian or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Obsidian IP Rights purported to be owned by Obsidian or such Subsidiary.

(iv) Except as identified on Section 3.12(e)(iv) of the Obsidian Disclosure Schedule, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Obsidian Owned IP Rights, or, to the Knowledge of Obsidian, any Obsidian Licensed IP Rights. Except as identified on Section 3.12(e)(iv) of the Obsidian Disclosure Schedule, to the Knowledge of Obsidian, no Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Obsidian Owned IP Rights, or, to the Knowledge of Obsidian, any Obsidian Licensed IP Rights.

(v) Obsidian and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Obsidian or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Neither Obsidian nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Obsidian IP Rights to any other Person.

(vii) To the Knowledge of Obsidian, each item of Obsidian IP Right has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Obsidian, each of the Patents included in the Obsidian IP Rights identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Obsidian, each of Obsidian and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Obsidian IP Rights for which Obsidian or any of its Subsidiaries is responsible for prosecuting.

(viii) To the Knowledge of Obsidian, the Obsidian IP Rights constitute all Intellectual Property material to or necessary for Obsidian to conduct its business as currently conducted or currently proposed to be conducted as of the date hereof; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(f) Obsidian has delivered, or made available to Galera, a complete and accurate copy of all material Obsidian IP Rights Agreements.

(g) To the Knowledge of Obsidian, the conduct of the business of Obsidian as has been conducted since January 1, 2023 and as is currently being conducted, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Obsidian (i) has not violated, and does not presently violate, any license or agreement between Obsidian or its Subsidiaries and any Person in any material respect, and, (ii) to the Knowledge of Obsidian, has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any valid and issued Patents or other Intellectual Property of any other Person, which infringement would reasonably be expected to have an Obsidian Material Adverse Effect. To the Knowledge of Obsidian, since January 1, 2023, no Person has engaged in the unauthorized use of, or has infringed, misappropriated or otherwise violated any Patents within the Obsidian IP Rights, or otherwise violating any Obsidian IP Rights Agreement.

(h) As of the date of this Agreement and since January 1, 2023, neither Obsidian nor any of its Subsidiaries is or has been a party to any, or is the subject of any pending or, to the Knowledge of Obsidian, threatened in writing, Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, offer for sale, license or dispose of any Obsidian IP Rights. None of the Obsidian Owned IP Rights, and to the Knowledge of Obsidian, any Obsidian Licensed IP Rights, have been adjudged invalid or unenforceable in whole or part, and all Obsidian Owned IP Rights, and to the Knowledge of Obsidian, all Obsidian Licensed IP Rights, are in full force and effect. Neither Obsidian nor any of its Subsidiaries have received any written notice asserting that any Obsidian IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Obsidian or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i) To the Knowledge of Obsidian, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Obsidian conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have an Obsidian Material Adverse Effect. To the Knowledge of Obsidian, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Obsidian or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Obsidian in accordance with GAAP. Section 3.12(i) of the Obsidian Disclosure Schedule sets forth all material unregistered trademarks included in the Obsidian IP Rights.

(j) Except (i) as would not reasonably be expected to have an Obsidian Material Adverse Effect, (ii) as may be set forth in Section 3.12(j) of the Obsidian Disclosure Schedule or (iii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Obsidian, to the Knowledge of Obsidian, (A) neither Obsidian nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Obsidian or any of its Subsidiaries, taken as a whole and (B) neither Obsidian nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by Obsidian of its obligations hereunder conflict or will conflict with, alter or impair any of Obsidian’s rights in, to and under any material Obsidian IP Rights or the validity, enforceability, priority, scope or duration of any material Obsidian IP Rights. Without limiting the foregoing, to the Knowledge of Obsidian, neither Obsidian nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment, or transfer to any other Person of any license or other right to or in any Obsidian IP Rights, (ii) result in breach of, default under or termination of such Contract with respect to any Obsidian IP Rights, (iii) alter, encumber, impair or extinguish, or result in any Encumbrance with respect to the right of Obsidian or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Obsidian IP Rights or portion thereof, or (iv) result in Obsidian or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Obsidian IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in an Obsidian Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Obsidian Disclosure Schedule lists the following Obsidian Contracts in effect as of the date of this Agreement (each, a “Obsidian Material Contract” and collectively, the “Obsidian Material Contracts”):

(i) each Obsidian Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;

(ii) each Obsidian Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $500,000;

(iii) each Obsidian Contract with any Obsidian Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iv) each Obsidian Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Obsidian Contract containing (A) any covenant limiting the freedom of Obsidian or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Obsidian’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vi) each Obsidian Contract (A) pursuant to which any Person granted Obsidian an exclusive license under any Intellectual Property, or (B) pursuant to which Obsidian granted any Person an exclusive license under any Obsidian IP Rights;

(vii) each Obsidian Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $500,000 pursuant to its express terms and not cancelable without penalty;

(viii) each Obsidian Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $500,000 after the date of this Agreement;

(ix) each Obsidian Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of Obsidian or any loans or debt obligations with officers or directors of Obsidian;

(x) each Obsidian Contract requiring payment by or to Obsidian after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Obsidian, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Obsidian or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Obsidian or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Obsidian or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Obsidian or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Obsidian or any of its Subsidiaries, in each case, except for Obsidian Contracts entered into in the Ordinary Course of Business;

(xi) each Obsidian Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Obsidian in connection with the Contemplated Transactions;

(xii) each Obsidian Contract to which Obsidian or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Obsidian or such Subsidiary in excess of $500,000;

(xiii) an Obsidian Real Estate Lease;

(xiv) a Contract disclosed in or required to be disclosed in Section 3.12(a) or Section 3.12(b) of the Obsidian Disclosure Schedule; or

(xv) any other Obsidian Contract that is not terminable at will (with no penalty or payment) by Obsidian or any of its Subsidiaries, and (A) which involves payment or receipt by Obsidian or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate or (B) that is material to the business or operations of Obsidian and its Subsidiaries taken as a whole.

(b) Obsidian has delivered or made available to Galera accurate and complete copies of all Obsidian Material Contracts, including all amendments thereto. There are no Obsidian Material Contracts that are not in written form. Obsidian has not, nor to the Knowledge of Obsidian, as of the date of this Agreement, has any other party to an Obsidian Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Obsidian Material Contract in such manner as would permit any other party to cancel or terminate any such Obsidian Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Obsidian Material Adverse Effect. As to Obsidian and its Subsidiaries, as of the date of this Agreement, each Obsidian Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Obsidian Material Contract to change, any material amount paid or payable to Obsidian under any Obsidian Material Contract or any other material term or provision of any Obsidian Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) Obsidian and each of its Subsidiaries is, and since January 1, 2023 has been, in material compliance with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), Food and Drug Administration (“FDA”) regulations adopted thereunder or any other applicable Law promulgated by the FDA or other Governmental Authority responsible for regulation of the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biologic products (“Drug Regulatory Agency”). No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Obsidian, threatened against Obsidian or any of its Subsidiaries. There is no agreement or Order binding upon Obsidian or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Obsidian or any of its Subsidiaries, any acquisition of material property by Obsidian or any of its Subsidiaries or the conduct of business by Obsidian or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Obsidian’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Obsidian and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Obsidian as currently conducted (collectively, the “Obsidian Permits”). Section 3.14(b) of the Obsidian Disclosure Schedule identifies each Obsidian Permit. Each of Obsidian and its Subsidiaries is in material compliance with the terms of Obsidian Permits. No Legal Proceeding is pending or, to the Knowledge of Obsidian, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Obsidian Permit.

(c) There are no Legal Proceedings pending or, to the Knowledge of Obsidian, threatened in writing with respect to an alleged material violation by Obsidian or any of its Subsidiaries of the FDCA, PHSA and FDA regulations adopted thereunder, the Controlled Substances Act or any other applicable Law promulgated by a Drug Regulatory Agency.

(d) Each of Obsidian and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Obsidian as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Obsidian Product Candidates”) (collectively, the “Obsidian Regulatory Permits”) and no such Obsidian Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner, in each case (i) and (ii) by a Drug Regulatory Agency. Obsidian has timely maintained and is in compliance in all material respects with the Obsidian Regulatory Permits and neither Obsidian nor any of its Subsidiaries has, since January 1, 2023, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Obsidian Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Obsidian Regulatory Permit.

(e) As of the date of this Agreement, all clinical, pre-clinical and other studies and tests conducted by or, to the Knowledge of Obsidian, on behalf of, or sponsored by, Obsidian or its Subsidiaries, in which Obsidian or its Subsidiaries or their respective product candidates, including the Obsidian Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312, 45 C.F.R. Part 46, and all other applicable Laws governing informed consent, institutional review boards and the protection of human subjects. Neither Obsidian nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Obsidian, threatening any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Obsidian or any of its Subsidiaries or in which Obsidian or any of its Subsidiaries or its current product candidates, including the Obsidian Product Candidates, have participated.

(f) Neither Obsidian nor any of its Subsidiaries, and, to the Knowledge of Obsidian, any contract manufacturer in relation to its activities with respect to any Obsidian Product Candidate, is the subject of any pending or, to the Knowledge of Obsidian, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Obsidian, neither Obsidian nor any of its Subsidiaries nor any contract manufacturer in relation to its activities with respect to any Obsidian Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Obsidian’s business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. None of Obsidian, any of its Subsidiaries, and to the Knowledge of Obsidian, any contract manufacturer in relation to its activities with respect to any Obsidian Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Obsidian, no debarment or exclusionary claims, actions, proceedings or investigations in respect of Obsidian’s and its Subsidiaries’ business or Obsidian Product Candidates are pending or threatened against Obsidian, any of its Subsidiaries, and to the Knowledge of Obsidian, any contract manufacturer in relation to its activities with respect to any Obsidian Product Candidate, or any of its respective officers, employees or agents. Neither Obsidian nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(g) All manufacturing operations conducted by, or to the Knowledge of Obsidian, for the benefit of, Obsidian or its Subsidiaries in connection with any Obsidian Product Candidate, since January 1, 2023, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680 and 1271 and the applicable respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by Obsidian or its Subsidiaries, and to the Knowledge of Obsidian, no manufacturing site of a contract manufacturer or laboratory, with respect to any Obsidian Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since January 1, 2023 received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with the FDCA, PHSA or any applicable Law, and, to the Knowledge of Obsidian, neither the FDA nor any other Governmental Authority is considering such action.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of Obsidian, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Obsidian or any of its Subsidiaries or any Obsidian Associate (in his or her capacity as such) or any of the material assets owned or used by Obsidian or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Obsidian or any of its Subsidiaries, or any of the material assets owned or used by Obsidian or any of its Subsidiaries, is subject. To the Knowledge of Obsidian, no officer or other Key Employee of Obsidian or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Obsidian or any of its Subsidiaries or to any material assets owned or used by Obsidian or any of its Subsidiaries.

3.16 Tax Matters.

(a) Each of Obsidian and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Obsidian or any of its Subsidiaries does not file a particular type of Tax Return that Obsidian or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.

(b) All material amounts of Taxes due and owing by Obsidian and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Obsidian and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Obsidian Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Obsidian Balance Sheet. Since the date of the Obsidian Balance Sheet, neither Obsidian nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Obsidian and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Obsidian or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Obsidian or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Obsidian or any of its Subsidiaries. Neither Obsidian nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither Obsidian nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial Contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords (an “Ordinary Course Agreement”).

(g) Neither Obsidian nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Obsidian). Neither Obsidian nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Obsidian) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Neither Obsidian nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Obsidian nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Obsidian nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued on or prior to the Closing Date; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k) Section 3.16(k) of the Obsidian Disclosure Schedule sets forth the entity classification of Obsidian and each of its Subsidiaries for U.S. federal income tax purposes. Neither Obsidian nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(l) Neither Obsidian nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Obsidian, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Obsidian Disclosure Schedule contains a complete and accurate list of all Obsidian employees as of the date of this Agreement, setting forth for each employee: job title; classification as exempt or non-exempt for wage and hour purposes; annual base salary, hourly rate or other rates of compensation; target bonus opportunity; full-time or part-time status; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable.

(b) Section 3.17(b) of the Obsidian Disclosure Schedule contains a complete and accurate list of all of the individual independent contractors, consultants, temporary employees, leased employees or other agents employed or used by Obsidian and classified by Obsidian as other than employees, or compensated other than through wages paid by Obsidian through Obsidian’s payroll department (“Obsidian Contingent Workers”), showing for each Obsidian Contingent Worker such individual’s engagement date, role in the business, work location, and fee or compensation arrangements.

(c) Neither Obsidian nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Obsidian Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Obsidian, purporting to represent or seeking to represent any Obsidian Associates, including through the filing of a petition for representation election.

(d) Section 3.17(d) of the Obsidian Disclosure Schedule lists all material Obsidian Employee Plans.

(e) As applicable with respect to each material Obsidian Employee Plan, Obsidian has made available to Galera, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports required to be filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.

(f) Each Obsidian Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. To the Knowledge of Obsidian, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Obsidian Employee Plan or the Tax exempt status of any related trust.

(g) Each Obsidian Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Obsidian, threatened with respect to any Obsidian Employee Plan. All material payments and/or contributions required to have been made with respect to all Obsidian Employee Plans have been made or accrued on the financial statements of Obsidian in accordance with the terms of the applicable Obsidian Employee Plan and applicable Law and neither Obsidian nor any Obsidian ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Obsidian Employee Plan.

(h) Neither Obsidian, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to, or has in the past six (6) years, maintained, contributed to, has been required to contribute to, or has had any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(i) No Obsidian Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state Law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(j) No Obsidian Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(k) Each Obsidian Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder, and no compensation has been or would reasonably be expected to be includable in the gross income of any Obsidian Associate as a result of the operation of Section 409A of the Code.

(l) Obsidian and its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. Except as would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect, there are no, and since January 1, 2023 there have been no, Legal

Proceedings pending or, to the Knowledge of Obsidian, threatened against Obsidian or any of its Subsidiaries relating to any labor or employment matters or any Obsidian Associate. Obsidian is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(m) Since January 1, 2023, (i) Obsidian has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Obsidian or any of its Subsidiaries has been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.

(n) Since January 1, 2023, there has not been, nor to the Knowledge of Obsidian has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Obsidian or its Subsidiaries.

(o) There is no contract, agreement, plan or arrangement to which Obsidian or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Obsidian Associate for Taxes incurred pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) None of the execution and delivery of this Agreement, the shareholder approval of this Agreement, or the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) could result in any (i) payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due to Obsidian Associate, (ii) increase in any benefits or the compensation payable under any Obsidian Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness, (iv) restriction on the right of Obsidian or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Obsidian Employee Plan, or (v) “parachute payment” (within the meaning of Section 280G of the Code).

3.18 Environmental Matters. Since January 1, 2023, Obsidian and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Obsidian of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Obsidian Material Adverse Effect. Neither Obsidian nor any of its Subsidiaries has received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Obsidian or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Obsidian, there are no circumstances that may prevent or interfere with Obsidian’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Obsidian Material Adverse Effect. To the Knowledge of Obsidian: (a) no current or prior owner of any property leased or controlled by Obsidian or any of its Subsidiaries has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by Obsidian or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Obsidian or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Obsidian nor any of its Subsidiaries has any material Liability under any Environmental Law.

3.19 Insurance. Obsidian has made available to Galera accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Obsidian and its Subsidiaries. Each of such insurance policies is in full force and effect and Obsidian and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2023, neither Obsidian nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Obsidian and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Obsidian or such Subsidiary for which Obsidian or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Obsidian of its intent to do so.

3.20 Transactions with Affiliates. Section 3.20 of the Obsidian Disclosure Schedule describes any material transactions or relationships, since January 1, 2023, between, on one hand, Obsidian and, on the other hand, any (a) executive officer or director of Obsidian or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent of the voting power of the outstanding shares of Obsidian Common Stock or (c) to the Knowledge of Obsidian, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Obsidian) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.21 No Financial Advisors. Except as set forth on Section 3.20 of the Obsidian Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Obsidian.

3.22 Privacy and Data Security.

(a) Obsidian and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Obsidian Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Obsidian or any of its Subsidiaries in connection with the operation of Obsidian’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect. To the Knowledge of Obsidian, Obsidian has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws and Obsidian Contracts, concerning the privacy, security, collection and use of Personal Information (the “Obsidian Privacy Policies”) and has complied with the same, except for such noncompliance as has not to the Knowledge of Obsidian had, and would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect. To the Knowledge of Obsidian, as of the date hereof, no claims have been asserted or threatened against Obsidian by any Person alleging a violation of Privacy Laws, Obsidian Privacy Policies and/or the applicable terms of any Obsidian Contracts relating to privacy, security, collection or use of Personal Information of any individuals and Obsidian has not received written notice of any of the same. To the Knowledge of Obsidian, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Obsidian data in the custody or control of Obsidian or any service provider acting on behalf of Obsidian, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Obsidian Contract.

(b) The information technology assets and equipment of Obsidian and its Subsidiaries (collectively, “Obsidian IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Obsidian and its Subsidiaries as currently conducted, and to the Knowledge of Obsidian, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Obsidian and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by or on behalf of Obsidian and its Subsidiaries, any other material confidential information and the integrity and security of Obsidian IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or Liability or the duty to notify any other Person.

3.23 No Other Representations or Warranties. Obsidian hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Galera nor any other person on behalf of Galera makes any express or implied representation or warranty with respect to Galera or with respect to any other information provided to Obsidian, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Galera set forth in Article IV (in each case as qualified and limited by the Galera Disclosure Schedule)) none of Obsidian, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GALERA

Except (i) as set forth in the written disclosure schedule delivered by Galera to Obsidian (the “Galera Disclosure Schedule”) or (ii) as disclosed in the Galera SEC Documents filed with the SEC on or before the day that is one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Galera SEC Documents shall not be deemed disclosed for purposes of Sections 4.1(a), 4.1(b) or 4.3, Galera represents and warrants to Obsidian as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Galera and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. All of Galera’s Subsidiaries are directly or indirectly wholly owned by Galera.

(b) Each of Galera and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Galera Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Galera Disclosure Schedule, Galera has no Subsidiaries and Galera does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Galera is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Galera has not agreed and is not obligated to make, nor is Galera bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Galera has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Galera has delivered to Obsidian accurate and complete copies of the Organizational Documents of Galera and its Subsidiaries. Neither Galera nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement.

(a) Each of Galera and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Galera Board (at meetings duly called and held or by written consent in lieu thereof in accordance with the Organizational Documents of Galera) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Galera and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Galera vote to approve the Galera Merger. This Agreement has been duly executed and delivered by Galera, and assuming the due authorization, execution and delivery by Obsidian, constitutes the legal, valid and binding obligation of Galera, enforceable against Galera, in accordance with its terms, subject to the Enforceability Exceptions.

(b) The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the Stock Issuance, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Parent vote to (a) approve the Stock Issuance and (b) adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent, and assuming the due authorization, execution and delivery by Galera and Obsidian, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent, in accordance with its terms, subject to the Enforceability Exceptions.

(c) The Obsidian Merger Sub Board and the Galera Merger Sub Board has each (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of its sole stockholder and Obsidian Merger Sub and Galera Merger Sub, respectively, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Obsidian Merger Sub and Galera Merger Sub, respectively, adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Obsidian Merger Sub and Galera Merger Sub, and assuming the due authorization, execution and delivery by Parent, Galera and Obsidian, constitutes the legal, valid and binding obligation of Obsidian Merger Sub and Galera Merger Sub, respectively, enforceable against Parent, in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required.

(a) Assuming the effectiveness of the Annual Meeting Galera Stockholder Vote, the affirmative vote (or written consent) of the holders of a majority of the shares of Galera Common Stock outstanding on the record date for the Galera Stockholder Written Consents (including, for the avoidance of doubt, any issued and outstanding Galera Common Stock after giving effect to the Galera Preferred Stock Conversion) and entitled to vote thereon, voting as a single class, is the only vote (or written consent) of the holders of any class or series of Galera capital stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (the “Required Galera Stockholder Approval”).

(b) The vote or Consent of Parent as the sole stockholder of Obsidian Merger Sub and Galera Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Obsidian Merger Sub and Galera Merger Sub necessary to approve the Mergers and adopt this Agreement, which Consent shall be given immediately following the execution of this Agreement.

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Galera Stockholder Approval and the filing of the Galera Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Galera, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Galera or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Galera or its Subsidiaries, or any of the assets owned or used by Galera or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Galera or its Subsidiaries or that otherwise relates to the business of Galera, or any of the assets owned, leased or used by Galera;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Galera Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Galera Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Galera Material Contract, (C) accelerate the maturity or performance of any Galera Material Contract or (D) cancel, terminate or modify any term of any Galera Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Galera or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Galera Disclosure Schedule under any Galera Contract, (ii) the Required Galera Stockholder Approval, (iii) the filing of the Galera Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Galera nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Galera Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) As of the date hereof, the authorized capital stock of Galera consists of (i) 200,000,000 shares of common stock, par value $0.001 per share (“Galera Common Stock”), of which 160,429,783 shares have been issued and are outstanding as of April 9, 2026 (the “Capitalization Date”), (ii) 10,000,000 shares of Galera Preferred Stock, par value $0.001 per share, of which (A) 200,000 shares have been designated Galera Series A Preferred Stock, of which no shares are issued and are outstanding as of the Capitalization Date, and (B) 119,318.285 shares have been designated Galera Series B Preferred Stock, of which 42,839.11 shares are issued and are outstanding as of the Capitalization Date. Galera does not hold any shares of its capital stock in its treasury. Upon receipt of, and subject in all respects to, approval of the Galera stockholders and filing of the necessary amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, the authorized capital stock of Galera shall be increased to 400,000,000 shares of Galera Common Stock, with no change to the amount of authorized Galera Preferred Stock (the “Galera Authorized Common Stock Increase”).

(b) All of the outstanding shares of Galera Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Galera Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Galera Common Stock is subject to any right of first refusal in favor of Galera. Except as contemplated herein, there is no Galera Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Galera Common Stock. Galera is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Galera Common Stock or other securities.

(c) Except for the Galera Equity Plans and the Galera Options granted thereunder and the Galera ESPP, Galera does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the Capitalization Date, Galera has reserved 16,487,209 shares of Galera Common Stock for issuance under the Galera Equity Plans, of which 10,599,059 shares are subject to outstanding Galera Options and 5,888,150 shares remain available for future grant pursuant to the Galera Equity Plans. Section 4.6(c) of the Galera Disclosure Schedule sets forth a true and complete list, as of April 9, 2026, of each outstanding Galera Option, including: (i) the name of the holder, (ii) the number of shares of Galera Common Stock subject to such Galera Option, (iii) the exercise price per share, as applicable, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares, (vi) the expiration date, as applicable, and (vii) for Galera Options, whether the Galera Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Galera has made available to Obsidian accurate and complete copies of the following: (A) the standard form of agreement evidencing Galera Options; and (B) each agreement evidencing a Galera Option that does not conform in all material respects to the standard form agreement.

(d) Except as set forth on Section 4.6(c) of the Galera Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Galera, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Galera, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Galera is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Galera.

(e) All outstanding shares of Galera Common Stock and other securities of Galera have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) None of Parent, Obsidian Merger Sub or Galera Merger Sub owns any shares of Obsidian Capital Stock. None of Parent, Obsidian Merger Sub or Galera Merger Sub nor any of their respective Affiliates is an “interested stockholder” of Obsidian as defined in Section 203(c) of Delaware Law.

4.7 SEC Filings; Financial Statements.

(a) Galera has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act, or, in the case of any such filing not made on a timely basis, has otherwise complied with the applicable requirements of Rule 12b-25 under the Exchange Act and subsequently made such filing, since January 1, 2023 (the “Galera SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Galera SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Galera SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Galera SEC Documents (collectively, the “Galera Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Galera SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Galera as of the respective dates thereof and the results of operations and cash flows of Galera for the periods covered thereby. Other than as expressly disclosed in the Galera SEC Documents filed prior to the date hereof, there has been no material change in Galera’s accounting methods or principles that would be required to be disclosed in Galera’s financial statements in accordance with GAAP. The books of account and other financial records of Galera and each of its Subsidiaries are true and complete in all material respects.

(c) Galera’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Galera, “independent” with respect to Galera within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Galera, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the PCAOB thereunder.

(d) Except as set forth on Section 4.7(d) of the Galera Disclosure Schedule, Galera has not received any comment letter from the SEC or the staff thereof or any correspondence from OTCQB Market or the staff thereof relating to the delisting or maintenance of listing of Galera Common Stock on the OTCQB Market. Galera has not disclosed any unresolved comments in the Galera SEC Documents.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Galera, the Galera Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Galera Disclosure Schedule, Galera is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of the OTCQB Market.

(g) Galera maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-l5(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Galera maintains records that in reasonable detail accurately and fairly reflect Galera’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Galera Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Galera’s assets that could have a material effect on Galera’s financial statements. Galera has evaluated the effectiveness of Galera’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Galera SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Galera has disclosed to Galera’s auditors and the Audit Committee of the Galera Board (and made available to Galera a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Galera’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Galera or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Galera SEC Documents filed prior to the date hereof, Galera’s internal control over financial reporting is effective and Galera has not identified any material weaknesses in the design or operation of Galera’s internal control over financial reporting.

(h) Galera’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Galera in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Galera’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Galera Certifications and such disclosure controls and procedures are effective. Galera has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-l5 of the Exchange Act.

(i) Galera has not been and is not currently a “shell company” as defined under Section 12b-2 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Galera Disclosure Schedule, since January 1, 2026, Galera and its Subsidiaries have conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Galera Material Adverse Effect or (b) action, event or occurrence that would have required Consent of Obsidian pursuant to Section 6.2 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Neither Galera nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Galera Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Galera or its Subsidiaries since the date of the Galera Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Galera or any of its Subsidiaries under Galera Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and the Securities Purchase Agreement and (e) Liabilities listed in Section 4.9 of the Galera Disclosure Schedule.

4.10 Title to Assets. Each of Galera and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Galera Balance Sheet and (b) all other tangible assets reflected in the books and records of Galera as being owned by Galera. All of such assets are owned or, in the case of leased assets, leased by Galera or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Galera nor any of its Subsidiaries owns or has ever owned any real property. Galera has made available to Obsidian (a) an accurate and complete list of all real properties with respect to which Galera directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Galera or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Galera Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Galera Disclosure Schedule is an accurate, true and complete listing of all Galera Registered IP, including for each item (i) the record owner(s) (and name of any other Person with an ownership interest in such item of Galera Registered IP and the nature of such ownership interest, if any), jurisdiction, status, and registration or application number of each item, as applicable, (ii) all filing, registration, issuance and grant dates and (iii) any actions that are required to be taken within 180 days of the date hereof for any Galera Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of or response to any documents, applications or certificates, for the purposes of prosecuting, obtaining, perfecting, maintaining or renewing any Galera Registered IP. Section 4.12(a) of the Galera Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which Galera or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar. All Galera Registered IP is subsisting and in full force and effect and, to the Knowledge of Galera, all Galera Registered IP (other than pending applications) is valid and enforceable. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Galera Registered IP have been fully and timely paid and filed as necessary for the filing, prosecuting, obtaining grant of and maintaining such item of Galera Registered IP.

(b) Section 4.12(b) of the Galera Disclosure Schedule is a true, correct and complete listing of all Galera Contracts pursuant to which any Galera IP Rights are licensed to Galera (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Galera’s or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Galera or its Subsidiaries and their respective employees in Galera’s standard form thereof). To the Knowledge of Galera, each Galera Contract listed in Section 4.12(b) of the Galera Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Galera, its Subsidiaries and each other party thereto, and is enforceable against Galera, its Subsidiaries and each other party thereto in accordance with its terms. To the Knowledge of Galera, neither Galera, its Subsidiaries, nor, to the

Knowledge of Galera, any other party to any Galera Contract listed in Section 4.12(b) of the Galera Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Galera Contract listed in Section 4.12(b) of the Galera Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, a Galera Material Adverse Effect.

(c) Section 4.12(c) of the Galera Disclosure Schedule is a true, correct and complete listing of each Galera Contract pursuant to which any Person has been granted any license, sublicense, option or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Galera IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Galera IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Galera’s or its Subsidiaries’ benefit). To the Knowledge of Galera, each Galera Contract listed in Section 4.12(c) of the Galera Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Galera, its Subsidiaries and each other party thereto, and is enforceable against Galera, its Subsidiaries and each other party thereto in accordance with its terms. Neither Galera, its Subsidiaries nor, to the Knowledge of Galera, any other party to any Galera Contract listed in Section 4.12(c) of the Galera Disclosure Schedule has provided or received any written notice of breach under, or intention to terminate (including by non-renewal), any Galera Contract listed in Section 4.12(c) of the Galera Disclosure Schedule.

(d) Except as identified on Section 4.12(d) of the Galera Disclosure Schedule, neither Galera nor any of its Subsidiaries is bound by, and no Galera Owned IP Rights are subject to, and to the Knowledge of Galera, no Galera Licensed IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Galera or any of its Subsidiaries to use, exploit, assert, or enforce any Galera IP Rights anywhere in the world.

(e) (i) Galera or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Galera IP Rights (other than (A) Galera Licensed IP Rights, or co-owned rights each as identified in Section 4.12(c) of the Galera Disclosure Schedule, and (B) any non-customized software that (1) is licensed to Galera or its Subsidiaries solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Galera’s or its Subsidiaries’ products or services), (ii) all Galera Owned IP Rights and, to the Knowledge of Galera, other Galera IP Rights that are exclusively licensed to Galera are free and clear of any Encumbrances (other than Permitted Encumbrances) and (iii) Galera owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all material Galera IP Rights currently used or practiced by Galera. Without limiting the generality of the foregoing:

(i) To the Knowledge of Galera, all documents and instruments necessary to register or apply for or renew registration of Galera Registered IP owned by Galera, and all documents and instruments necessary to register or apply for or renew registration of Galera Registered IP exclusively licensed to Galera, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. To the

Knowledge of Galera, Galera has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Galera Registered IP that are due or payable as of the date of this Agreement owned by Galera, and to the Knowledge of Galera, all documents and instruments necessary to register or apply for or renew registration of Galera Registered IP exclusively licensed to Galera.

(ii) Except for instances that would not reasonably be expected to have, individually or in the aggregate, a Galera Material Adverse Effect, to the Knowledge of Galera each Person who is or was an employee, contractor or consultant of Galera or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Galera or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Galera or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Galera and its Subsidiaries.

(iii) To the Knowledge of Galera, no current or former member, officer, director, or employee of Galera or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Galera IP Rights purported to be owned by Galera. To the Knowledge of Galera, no employee of Galera or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Galera or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Galera IP Rights purported to be owned by Galera or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Galera IP Rights purported to be owned by Galera or such Subsidiary.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Galera Owned IP Rights, or, to the Knowledge of Galera, any Galera Licensed IP Rights. To the Knowledge of Galera, no Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Galera Owned IP Rights, or, to the Knowledge of Galera, any Galera Licensed IP Rights.

(v) Galera and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Galera or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Neither Galera nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Galera IP Rights to any other Person.

(vii) To the Knowledge of Galera, each item of Galera IP Right has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Galera, each of the Patents included in the Galera IP Rights identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Galera, each of Galera and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Galera IP Rights for which Galera or any of its Subsidiaries is responsible for prosecuting.

(viii) To the Knowledge of Galera, the Galera IP Rights constitute all Intellectual Property material to or necessary for Galera to conduct its business as currently conducted or currently proposed to be conducted as of the date hereof; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(f) Galera has delivered, or made available to Obsidian, a complete and accurate copy of all material Galera IP Rights Agreements.

(g) To the Knowledge of Galera, the conduct of the business of Galera as has been conducted since January 1, 2023 and as is currently being conducted, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Galera, (i) has not violated and does not presently violate, any license or agreement between Galera or its Subsidiaries and any Person in any material respect, and (ii) to the Knowledge of Galera, has not infringed, misappropriated, or otherwise violated, and does not infringe, misappropriate or otherwise violate any valid and issued Patents or other Intellectual Property of any other Person, which infringement would reasonably be expected to have a Galera Material Adverse Effect. To the Knowledge of Galera, since January 1, 2023, no Person has engaged in the unauthorized use of, or has infringed, misappropriated, or otherwise violated any Patents within the Galera IP Rights, or otherwise violating any Galera IP Rights Agreement.

(h) As of the date of this Agreement and since January 1, 2023, neither Galera nor any of its Subsidiaries is or has been a party to any, or is the subject of any pending or, to the Knowledge of Galera, threatened in writing, Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, offer for sale, license or dispose of any Galera IP Rights. None of the Galera Owned IP Rights, and to the Knowledge of Galera, any Galera Licensed IP Rights, have been adjudged invalid or unenforceable in whole or part, and all Galera Owned IP Rights, and to the Knowledge of Galera, all Galera Licensed IP Rights, are in full force and effect. Neither Galera nor any of its Subsidiaries have received any written notice asserting that any Galera IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Galera or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i) To the Knowledge of Galera, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Galera conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Galera Material Adverse Effect. To the Knowledge of Galera, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Galera or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Galera in accordance with GAAP. Section 4.12(i) of the Galera Disclosure Schedule sets forth all material unregistered trademarks included in the Galera IP Rights.

(j) Except (i) as would not reasonably be expected to have a Galera Material Adverse Effect, (ii) as may be set forth in Section 4.12(j) of the Galera Disclosure Schedule or (iii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Galera, to the Knowledge of Galera, (A) neither Galera nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Galera or any of its Subsidiaries, taken as a whole and (B) neither Galera nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by Galera of its obligations hereunder conflict or will conflict with, alter or impair any of Galera’s rights in, to and under any material Galera IP Rights or the validity, enforceability, priority, scope or duration of any material Galera IP Rights. Without limiting the foregoing, to the Knowledge of Galera, neither Galera nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment or transfer to any other Person of any license or other right to or in any Galera IP Rights, (ii) result in breach of, default under or termination of such Contract with respect to any Galera IP Rights, (iii) alter, encumber impair or extinguish, or result in any Encumbrance with respect to the right of Galera or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Galera IP Rights or portion thereof or (iv) result in Galera or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Galera IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Galera Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13 of the Galera Disclosure Schedule lists the following Galera Contracts in effect as of the date of this Agreement other than the Securities Purchase Agreement (each, a “Galera Material Contract” and collectively, the “Galera Material Contracts”):

(i) each Galera Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;

(ii) each Galera Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $250,000;

(iii) each Galera Contract with any Galera Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iv) each Galera Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Galera Contract containing (A) any covenant limiting the freedom of Galera or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Galera’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vi) each Galera Contract (A) pursuant to which any Person granted Galera an exclusive license under any Intellectual Property, or (B) pursuant to which Galera granted any Person an exclusive license under any Galera IP Rights;

(vii) each Galera Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(viii) each Galera Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $250,000 after the date of this Agreement;

(ix) each Galera Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Galera or any loans or debt obligations with officers or directors of Galera;

(x) each Galera Contract requiring payment by or to Galera after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Galera, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Galera or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Galera or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Galera or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Galera or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Galera or any of its Subsidiaries, in each case, except for Galera Contracts entered into in the Ordinary Course of Business;

(xi) each Galera Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Galera in connection with the Contemplated Transactions;

(xii) each Galera Contract to which Galera or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Galera or such Subsidiary in excess of $250,000;

(xiii) a Galera Real Estate Lease;

(xiv) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Galera Disclosure Schedule; or

(xv) any other Galera Contract that is not terminable at will (with no penalty or payment) by Galera or any of its Subsidiaries, and (A) which involves payment or receipt by Galera or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of Galera and its Subsidiaries taken as a whole.

(b) Galera has delivered or made available to Obsidian accurate and complete copies of all Galera Material Contracts, including all amendments thereto. There are no Galera Material Contracts that are not in written form. Galera has not, nor, to Galera’s Knowledge as of the date of this Agreement, has any other party to a Galera Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Galera Material Contract in such manner as would permit any other party to cancel or terminate any such Galera Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Galera Material Adverse Effect. As to Galera and its Subsidiaries, as of the date of this Agreement, each Galera Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Galera Material Contract to change, any material amount paid or payable to Galera under any Galera Material Contract or any other material term or provision of any Galera Material Contract.

4.14 Absence of Certain Agreements. As of the date hereof, neither Parent, Obsidian Merger Sub and Galera Merger Sub nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of Galera would be entitled to receive, in respect of any share of Parent Common Stock, consideration of a different amount or nature than the Galera Merger Shares or pursuant to which any stockholder of Galera has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Offer or (ii) pursuant to which any stockholder of Galera or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent, Obsidian Merger Sub and Galera Merger Sub in connection with the transactions contemplated by this Agreement. As of the date hereof, other than the Galera Stockholder Support Agreements and the Obsidian Stockholder Support Agreements, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Galera, Parent, Obsidian Merger Sub and Galera Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Galera’s management or directors, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement or the operations of Parent, Galera or any of their Subsidiaries or, following the Galera Effective Time, the Galera Surviving Corporation or any of its Subsidiaries. None of Parent, Obsidian Merger Sub and Galera Merger Sub (or any of their respective Affiliates) has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving the Galera or any of its Subsidiaries in connection with the Mergers.

4.15 Compliance; Permits; Restrictions.

(a) Galera and each of its Subsidiaries is, and since January 1, 2023, has been in material compliance with all applicable Laws, including the FDCA, the PHSA, FDA regulations adopted thereunder or any other applicable Law promulgated by the FDA or other Drug Regulatory Agency. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Galera, threatened against Galera or any of its Subsidiaries. There is no agreement or Order binding upon Galera or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Galera or any of its Subsidiaries, any acquisition of material property by Galera or any of its Subsidiaries or the conduct of business by Galera or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Galera’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Galera and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Galera as currently conducted (collectively, the “Galera Permits”). Section 4.15(b) of the Galera Disclosure Schedule identifies each Galera Permit. Each of Galera and its Subsidiaries is in material compliance with the terms of the Galera Permits. No Legal Proceeding is pending or, to the Knowledge of Galera, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Galera Permit.

(c) There are no Legal Proceedings pending or, to the Knowledge of Galera, threatened in writing with respect to an alleged material violation by Galera or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other applicable Law promulgated by a Drug Regulatory Agency.

(d) Each of Galera and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Galera as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Galera Product Candidates”) (collectively, the “Galera Regulatory Permits”) and no such Galera Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner, in the case of each of (i) and (ii) by a Drug

Regulatory Agency. Galera has timely maintained and is in compliance in all material respects with the Galera Regulatory Permits and neither Galera nor any of its Subsidiaries has, since January 1, 2023, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Galera Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Galera Regulatory Permit.

(e) As of the date of this Agreement, all clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Galera or its Subsidiaries, in which Galera or its Subsidiaries or their respective product candidates, including the Galera Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312, 45 C.F.R. Part 46, and all other applicable Laws governing informed consent, institutional review boards, and the protection of human subjects. Other than as set forth on Section 4.15(e) of the Galera Disclosure Schedule, neither Galera nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Knowledge of Galera, threatening any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Galera or any of its Subsidiaries or in which Galera or any of its Subsidiaries or its current product candidates, including the Galera Product Candidates, have participated.

(f) Neither Galera nor any of its Subsidiaries, and, to the Knowledge of Galera, any contract manufacturer in relation to its activities with respect to any Galera Product Candidate, is the subject of any pending or, to the Knowledge of Galera, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Galera, neither Galera nor any of its Subsidiaries nor any contract manufacturer in relation to its activities with respect to any Galera Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Galera’s business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. None of Galera, any of its Subsidiaries, and to the Knowledge of Galera, any contract manufacturer in relation to its activities with respect to any Galera Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Galera, no debarment or exclusionary claims, actions, proceedings or investigations in respect of Galera’s or its Subsidiaries’ business or Galera Product Candidates are pending or threatened against Galera, any of its Subsidiaries, and to the Knowledge of Galera, any contract manufacturer in relation to its activities with respect to any Galera Product Candidate, or any of its respective officers, employees or agents. Neither Galera nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(g) All manufacturing operations conducted by, or to the Knowledge of Galera, for the benefit of, Galera or its Subsidiaries in connection with any Galera Product Candidate, since January 1, 2023, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680 and 1271, and the applicable respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by Galera or its Subsidiaries, and to the Knowledge of Galera, no manufacturing site of a contract manufacturer or laboratory, with respect to any Galera Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since January 1, 2023, received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with the FDCA, PHSA or any applicable Law, and, to the Knowledge of Galera, neither the FDA nor any other Governmental Authority is considering such action.

4.16 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.16 of the Galera Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Galera, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Galera or any of its Subsidiaries or any Galera Associate (in his or her capacity as such) or any of the material assets owned or used by Galera or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Galera or any of its Subsidiaries, or any of the material assets owned or used by Galera or any of its Subsidiaries is subject. To the Knowledge of Galera, no officer or other Key Employee of Galera or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Galera or any of its Subsidiaries or to any material assets owned or used by Galera or any of its Subsidiaries.

4.17 Tax Matters.

(a) Each of Galera and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Galera or any of its Subsidiaries does not file a particular type of Tax Return that Galera or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.

(b) All material amounts of Taxes due and owing by Galera and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Galera and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Galera Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Galera Balance Sheet. Since the date of the Galera Balance Sheet, neither Galera nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Galera and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Galera or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Galera or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Galera or any of its Subsidiaries. Neither Galera nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither Galera nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g) Neither Galera nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Galera). Neither Galera nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Galera) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Neither Galera nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Galera nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Galera nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued on or prior to the Closing Date; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k) Section 4.17(k) of the Galera Disclosure Schedule sets forth the entity classification of Galera and each of its Subsidiaries for U.S. federal income tax purposes. Neither Galera nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(l) Neither Galera nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Galera, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

4.18 Employee and Labor Matters; Benefit Plans.

(a) Section 4.18(a) of the Galera Disclosure Schedule contains a complete and accurate list of all Galera employees as of the date of this Agreement, setting forth for each employee: job title; classification as exempt or non-exempt for wage and hour purposes; annual base salary, hourly rate or other rates of compensation; target bonus opportunity; full-time or part-time status; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable.

(b) Section 4.18(b) of the Galera Disclosure Schedule contains a complete and accurate list of all of the individual independent contractors, consultants, temporary employees, leased employees or other agents employed or used by Galera and classified by Galera as other than employees, or compensated other than through wages paid by Galera through Galera’s payroll department (“Galera Contingent Workers”), showing for each Galera Contingent Worker such individual’s engagement date, role in the business, work location, and fee or compensation arrangements.

(c) Neither Galera nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Galera Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Galera, purporting to represent or seeking to represent any Galera Associates, including through the filing of a petition for representation election.

(d) Section 4.18(d) of the Galera Disclosure Schedule lists all material Galera Employee Plans.

(e) As applicable with respect to each material Galera Employee Plan, Galera has made available to Obsidian, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports required to be filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.

(f) Each Galera Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. To the Knowledge of Galera, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Galera Employee Plan or the Tax exempt status of any related trust.

(g) Each Galera Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Galera, threatened with respect to any Galera Employee Plan. All material payments and/or contributions required to have been made with respect to all Galera Employee Plans have been made or accrued on the financial statements of Galera in accordance with the terms of the applicable Galera Employee Plan and applicable Law and neither the Galera nor any Galera ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Galera Employee Plan.

(h) Neither Galera, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to, or has in the past six (6) years, maintained, contributed to, has been required to contribute to, or has had any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(i) No Galera Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state Law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(j) No Galera Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(k) Each Galera Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code, and applicable guidance thereunder, and no compensation has been or would reasonably be expected to be includable in the gross income of any Galera Associate as a result of the operation of Section 409A of the Code.

(l) Galera and its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. Except as would not reasonably be expected to have, individually or in the aggregate, a Galera Material Adverse Effect, there are no, and since January 1, 2023 there have been no, Legal Proceedings pending or, to the Knowledge of Galera, threatened against Galera or any of its Subsidiaries relating to any labor or employment matters or any Galera Associate. Galera is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(m) Since January 1, 2023, (i) Galera has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Galera or any of its Subsidiaries has been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.

(n) Since January 1, 2023, there has not been, nor to the Knowledge of Galera has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Galera or its Subsidiaries.

(o) There is no contract, agreement, plan or arrangement to which Galera or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Galera Associate for Taxes incurred pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) None of the execution and delivery of this Agreement, the shareholder approval of this Agreement, or the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) could result in any (i) payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due to Galera Associate, (ii) increase in any benefits or the compensation payable under any Galera Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness, (iv) restriction on the right of Galera or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Galera Employee Plan, or (v) “parachute payment” (within the meaning of Section 280G of the Code).

4.19 Environmental Matters. Since January 1, 2023, Galera and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Galera of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Galera Material

Adverse Effect. Neither Galera nor any of its Subsidiaries has received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Galera or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Galera, there are no circumstances that may prevent or interfere with Galera’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Galera Material Adverse Effect. To the Knowledge of Galera: (a) no current or prior owner of any property leased or controlled by Galera or any of its Subsidiaries has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by Galera or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Galera or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Galera nor any of its Subsidiaries has any material Liability under any Environmental Law.

4.20 Insurance. Galera has made available to Obsidian accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Galera and its Subsidiaries. Each of such insurance policies is in full force and effect and Galera and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2023, neither Galera nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Galera and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Galera or such Subsidiary for which Galera or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Galera or any of its Subsidiaries of its intent to do so.

4.21 Transactions with Affiliates. Except as set forth in the Galera SEC Documents filed prior to the date of this Agreement, since the date of Galera’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Galera pursuant to Item 404 of Regulation S-K promulgated by the SEC that has not otherwise been reported.

4.22 No Financial Advisors. Except as set forth on Section 4.22 of the Galera Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Galera.

4.23 Valid Issuance; No Bad Actor. The Galera Common Stock to be issued in the Mergers will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. To the Knowledge of Galera, as of the date of this Agreement and as of the Closing, no “bad actor” disqualifying event described in Rule 506(d)(l)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Galera or, to Galera’s Knowledge, any Galera Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable.

4.24 Privacy and Data Security.

(a) Galera and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Galera Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Galera or any of its Subsidiaries in connection with the operation of Galera’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Galera Material Adverse Effect. To the Knowledge of Galera, Galera has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws and Galera Contracts, concerning the privacy, security, collection and use of Personal Information (“Galera Privacy Policies”) and has complied with the same, except for such noncompliance as has not to the Knowledge of Obsidian had, and would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect. To the Knowledge of Galera, as of the date hereof, no claims have been asserted or threatened against Galera by any Person alleging a violation of Privacy Laws, Galera Privacy Policies and/or the applicable terms of any Galera Contracts relating to privacy, security, collection or use of Personal Information of any individuals and Galera has not received written notice of any of the same. To the Knowledge of Galera, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Galera data in the custody or control of Galera or any service provider acting on behalf of Galera, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Galera Contract.

(b) The information technology assets and equipment of Galera and its Subsidiaries (collectively, “Galera IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Galera and its Subsidiaries as currently conducted, and to the Knowledge of Galera, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Galera and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by or on behalf of Galera and its Subsidiaries, any other material confidential information and the integrity and security of Galera IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person.

4.25 Concurrent PIPE Financing.

(a) Galera has delivered to Obsidian true, correct and complete copies of all definitive agreements related to the Concurrent PIPE Financing, including the Securities Purchase Agreement, pursuant to which the Purchasers (as defined in the Securities Purchase Agreement) party thereto (collectively, the “Purchasers”) have agreed, subject to the terms and conditions set forth therein, to purchase the number of shares of Galera Series C Preferred set forth therein in connection with the transactions contemplated by this Agreement. The Securities Purchase Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 8.16 of the Securities Purchase Agreement), and as of the date hereof, the respective obligations and commitments contained in the Securities Purchase Agreement have not been withdrawn or rescinded in any respect.

(b) As of the date hereof, the Securities Purchase Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of Galera, and, to the Knowledge of Galera, each of the Purchasers. There are no conditions precedent or other contingencies related to the funding of the full amount of the Concurrent PIPE Financing, other than as expressly set forth in the Securities Purchase Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Galera or, to the Knowledge of Galera, any Purchaser under the Securities Purchase Agreement. As of the date hereof, Galera has no reason to believe that any of the conditions to the Concurrent PIPE Financing as contemplated by the Securities Purchase Agreement will not be satisfied.

4.26 No Other Representations or Warranties. Galera and its Subsidiaries hereby acknowledge and agree that, except for the representations and warranties contained in this Agreement, neither Obsidian nor any of its Subsidiaries nor any other person on behalf of Obsidian or its Subsidiaries makes any express or implied representation or warranty with respect to Obsidian or its Subsidiaries or with respect to any other information provided to Galera, its stockholders or any of its Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Obsidian set forth in Article IV (in each case as qualified and limited by the Obsidian Disclosure Schedule)) none of Galera, its Representatives, stockholders or members, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Obsidian and Galera as follows:

5.1 Due Organization. Parent is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

5.2 Authority; Binding Nature of Agreement. Parent has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at a meeting duly called and held or by written consent in lieu thereof in accordance with the Organizational Documents of Parent) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that its stockholder vote to approve Mergers. This Agreement has been duly executed and delivered by Parent, and assuming the due authorization, execution and delivery by Galera, Obsidian, Galera Merger Sub and Obsidian Merger Sub, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

5.3 No Vote of Parent Stockholders; Required Approval. The vote or Consent of Galera as the sole stockholder of Parent is the only vote or consent of the holders of any class or series of capital stock of Parent necessary to approve the Mergers and adopt this Agreement, which Consent shall be given immediately following the execution of this Agreement.

5.4 Litigation. There are no Legal Proceedings pending, or, to the Knowledge of Parent, threatened in writing, that would reasonably be expected to be material to Parent. Parent is not subject to any Order.

5.5 Absence of Certain Agreements. As of the date hereof, other than the Obsidian Stockholder Support Agreements, the Galera Stockholder Support Agreements and the Securities Purchase Agreement, neither Parent nor any of its respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of the Galera would be entitled to receive, in respect of any share of Parent Common Stock, consideration of a different amount or nature than the Galera Merger Shares or pursuant to which any stockholder of the Galera has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Offer or (ii) pursuant to which any stockholder of the Galera or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent in connection with the transactions contemplated by this Agreement. As of the date hereof, other than the Obsidian Stockholder Support Agreements, the Galera Stockholder Support Agreements, the Obsidian Lock-Up Agreement and the Securities Purchase Agreement, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Galera and Parent or any of their respective Affiliates, on the one hand, and any member of the Galera’s management or directors, on the other hand, that relate in any way to, or are in connection with, the Contemplated Transactions or the operations of the Parent, Galera or any of their Subsidiaries or, following the Galera Effective Time, the Galera Surviving Corporation or any of its Subsidiaries. None of Parent nor any of its Affiliates (which for this purpose will be deemed to include each direct investor in Galera, Parent, Obsidian Merger Sub and Galera Merger Sub) has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving the Galera or any of its Subsidiaries in connection with the Mergers.

5.6 Stock Ownership. Parent does not own any shares of capital stock of Obsidian. None of Parent nor any of its respective Affiliates is an “interested stockholder” of Obsidian as defined in Section 203(c) of Delaware Law.

5.7 Brokers’ Fees. There is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Affiliates, or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Contemplated Transactions, for which Obsidian or Galera or any of their Subsidiaries would be liable.

5.8 Parent Information. The written information supplied or to be supplied by Parent specifically for inclusion in the Galera Information Statement will not, at the time the Galera Information Statement (and any amendment or supplement thereto) is first filed with the SEC and at the time it is first disseminated to the stockholders of the Galera, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE VI

COVENANTS

6.1 Conduct of Obsidian’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Galera shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Galera Effective Time (the “Pre-Closing Period”), Obsidian shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Obsidian Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.1(b) of the Obsidian Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Obsidian (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Obsidian shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) amend or otherwise change its Organizational Documents;

(ii) sell, lease, license or otherwise dispose of any material assets of Obsidian, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(iii) except for the Obsidian Preferred Stock Conversion and the issuance of securities under this Agreement, take any action with respect to any equity interests of Obsidian or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(iv) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness, other than the incurrence of indebtedness in the Ordinary Course of Business;

(v) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Obsidian Capital Stock or the securities of any Subsidiary of Obsidian;

(vi) create or otherwise incur any Encumbrance on any material asset of Obsidian or any of its Subsidiaries, other than Permitted Encumbrances;

(vii) make any loans, advances or capital contributions to, or investments in, any Person other than in the Ordinary Course of Business;

(viii) adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 3.12 of the Obsidian Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms not materially less favorable to Obsidian than the terms of such Contract in effect as of the date of this Agreement;

(ix) enter into any Contract that would be required to be disclosed in Section 3.12 of the Obsidian Disclosure Schedule if such Contract were in effect as of the date of this Agreement, other than any such Contract entered into in the Ordinary Course of Business;

(x) except as required by any Obsidian Employee Plan or applicable Law, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Obsidian Associate, other than annual increases in base compensation in the Ordinary Course of Business with respect to employees whose annual base compensation is less than $500,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Obsidian and its Subsidiaries, (ii) grant or pay any bonuses to any Obsidian Associate, (iii) establish, enter into or adopt any new material Obsidian Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Obsidian Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Obsidian and its Subsidiaries or the Surviving Corporation, any existing Obsidian Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Obsidian Associate, (iv) grant to any Obsidian Associate any right to receive, or pay to any Obsidian Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Obsidian Associate, (vi) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards other than in the Ordinary Course of Business to newly hired employees or (vii) hire, terminate (other than for cause), promote or change the employment status or title of any Obsidian Associate, except that in each case for (i) through (vii) in this Section 6.1(b), Obsidian shall be permitted to take any action as set forth herein in the Ordinary Course of Business;

(xi) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;

(xii) settle any material Legal Proceeding involving Obsidian or any of its Subsidiaries or relating to the transactions contemplated by this Agreement;

(xiii) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Obsidian following the Closing;

(xiv) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(xv) make any material change in any method of financial accounting or financial accounting practice of Obsidian or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xvi) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Obsidian or any of its Subsidiaries; or

(xvii) agree or commit to do any of the foregoing.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.1), Obsidian may, subject to the terms and conditions set forth on Section 6.1(c) of Obsidian Disclosure Schedule, execute the Permitted Obsidian Bridge Financing Agreements and shall cause shall cause each counterparty to each Permitted Obsidian Bridge Financing Agreement to execute an Obsidian Stockholder Support Agreement concurrently with the execution of such Permitted Obsidian Bridge Financing Agreement. Obsidian (i) shall permit Galera and its counsel to review and comment on the Permitted Obsidian Bridge Financing Agreements and; (ii) shall consider any comments received by Galera in good faith and shall accept all reasonable additions, deletions or changes suggested by Galera and its counsel in connection therewith; and (iii) shall not sign any agreements, contracts or other definitive documents (not including term sheets or letters of intent) related to the Permitted Obsidian Bridge Financing without first providing Galera and its counsel the opportunity to exercise their rights under clauses (i) and (ii) above.

(d) Nothing contained in this Agreement shall give Parent or Galera, directly or indirectly, the right to control or direct the operations of Obsidian prior to the Obsidian Effective Time. Prior to the Obsidian Effective Time, Obsidian shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

6.2 Conduct of Galera’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Obsidian shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Galera shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Galera Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.2(b) of the Galera Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Obsidian (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Galera shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) except in connection with the Annual Meeting Galera Stockholder Vote, the Galera Reverse Stock Split and the Galera Authorized Common Stock Increase, amend or otherwise change its Organizational Documents;

(ii) sell, lease, license or otherwise dispose of any material assets of Galera, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(iii) except in connection with the Galera Preferred Stock Conversion, the Galera Reverse Stock Split, the Galera Authorized Common Stock Increase and the issuance of securities under this Agreement, take any action with respect to any equity interests of Galera or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(iv) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness, other than the incurrence of indebtedness in the Ordinary Course of Business;

(v) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Galera Common Stock or the securities of any Subsidiary of Galera;

(vi) create or otherwise incur any Encumbrance on any material asset of Galera, other than Permitted Encumbrances;

(vii) make any loans, advances or capital contributions to, or investments in, any Person other than in the Ordinary Course of Business;

(viii) adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 4.13 of the Galera Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms, not materially less favorable to Galera than the terms of such Contract in effect as of the date of this Agreement;

(ix) enter into any Contract that would be required to be disclosed in Section 4.13 of the Galera Disclosure Schedule if such Contract were in effect as of the date of this Agreement, other than any such Contract entered into in the Ordinary Course of Business;

(x) except as required by any Galera Employee Plan or applicable Law, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Galera Associate, other than annual increases in base compensation in the Ordinary Course of Business with respect to employees whose annual base compensation is less than $250,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Galera and its Subsidiaries, (ii) grant or pay any bonuses to any Galera Associate, (iii) establish, enter into or adopt any new material Galera Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Galera Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Galera and its Subsidiaries or the Surviving Corporation, any existing Galera Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Galera Associate, (iv) grant to any Galera Associate any right to receive, or pay to any Galera Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Galera Associate, (vi) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards or (vii) hire, terminate (other than for cause), promote or change the employment status or title of any Galera Associate;

(xi) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;

(xii) settle any material Legal Proceeding involving Galera or relating to the transactions contemplated by this Agreement;

(xiii) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Galera following the Closing;

(xiv) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(xv) make any material change in any method of financial accounting or financial accounting practice of Galera, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xvi) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Galera; or

(xvii) agree or commit to do any of the foregoing.

(c) Notwithstanding the generality of the foregoing, nothing set forth in this Section 6.2(b) shall restrict Galera’s rights to effectuate the Concurrent PIPE Financing upon the terms set forth in the Securities Purchase Agreement on the date hereof. Nothing contained in this Agreement shall give Parent or Obsidian, directly or indirectly, the right to control or direct the operations of Galera prior to the Galera Effective Time. Prior to the Galera Effective Time, Galera shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations. Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.2), Galera may execute the Permitted Galera Bridge Financing Agreements and shall cause each counterparty to each Permitted Galera Bridge Financing Agreement to execute a Galera Stockholder Support Agreement concurrently with the execution of such Permitted Galera Bridge Financing Agreement. Galera (A) shall permit Obsidian and its counsel to review and comment on the Permitted Galera Bridge Financing Agreements and; (B) shall consider any comments received by Obsidian in good faith and shall accept all reasonable additions, deletions or changes suggested by Obsidian and its counsel in connection therewith; and (C) shall not sign any agreements, contracts or other definitive documents (not including term sheets or letters of intent) related to the Permitted Galera Bridge Financing without first providing Obsidian and its counsel the opportunity to exercise their rights under clauses (A) and (B) above.

6.3 Conduct of Parent’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Obsidian shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law.

(b) Except (i) as required by applicable Law or (iv) with the prior written consent of Obsidian (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) sell, lease, license or otherwise dispose of any material assets of Parent, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(ii) take any action with respect to any equity interests of Parent or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(iii) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness;

(iv) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Parent Common Stock or the securities of any Subsidiary of Parent;

(v) create or otherwise incur any Encumbrance on any material asset of Parent or any of its Subsidiaries, other than Permitted Encumbrances;

(vi) make any loans, advances or capital contributions to, or investments in, any Person other than in the Ordinary Course of Business ;

(vii) enter into any Contract;

(viii) hire or terminate any employees;

(ix) settle any material Legal Proceeding involving Parent or relating to the transactions contemplated by this Agreement;

(x) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Parent following the Closing;

(xi) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(xii) make any material change in any method of financial accounting or financial accounting practice of Parent or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xiii) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Parent or any of its Subsidiaries; or

(xiv) agree or commit to do any of the foregoing.

6.4 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable written notice, Galera, on the one hand, and Obsidian, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (iii) permit the other Party’s officers and other employees to meet (with virtual meeting sufficient), during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem reasonably necessary or appropriate, and (iv) promptly provide the other Party with copies, when available, of unaudited financial statements or management accounts, and communications sent by or on behalf of such Party to its stockholders or any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Galera or Obsidian pursuant to this Section 6.4 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 6.4, no access or examination contemplated by this Section 6.4 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, conflict with any third party confidentiality obligations to which such Party is bound, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

6.5 No Solicitation.

(a) Each of Galera and Obsidian agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, assist, initiate, engage, or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any nonpublic information regarding such party to any Person or group (other than in a Party to this Agreement or its Representatives) in connection with or in response to an Acquisition Proposal or Acquisition

Inquiry, (iii) engage, encourage or participate in discussions or negotiations with any Person or group with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3), (v) negotiate, execute or enter into any letter of intent, agreement in principle, acquisition agreement or any other Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (vii) release any Person from, or waive any provision of, any confidentiality agreement to which such Party is a party, the release or waiver of which could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, or (viii) publicly propose to do any of the following.

(b) Notwithstanding anything contained in this Section 6.5 and subject to compliance with this Section 6.5, prior to obtaining the Required Galera Stockholder Approval, Galera may furnish nonpublic information regarding Galera and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide, unsolicited, written Acquisition Proposal by such Person which the Galera Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Galera nor any Representative of Galera shall have breached this Section 6.5 in any material respect, (B) the Galera Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Galera Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, (D) Galera receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Galera furnishes such nonpublic information to Obsidian (to the extent such information has not been previously furnished by Galera to Obsidian). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6.5 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.5 by such party for purposes of this Agreement.

(c) Notwithstanding anything contained in this Section 6.5 and subject to compliance with this Section 6.5, prior to obtaining the Required Obsidian Stockholder Approval, Obsidian may furnish nonpublic information regarding Obsidian and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide, unsolicited, written Acquisition Proposal by such Person which the Obsidian Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Obsidian nor any Representative of Obsidian shall have breached this Section 6.5 in any material respect, (B) Obsidian Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of Obsidian Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, (D) Obsidian receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Obsidian furnishes such nonpublic information to Galera (to the extent such information has not been previously furnished by Obsidian to Galera).

(d) If any Party or any Representative of such Party receives an unsolicited Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) notify the other Party in writing of such Acquisition Proposal or Acquisition Inquiry, which notification shall contain the details of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and either a copy of such Acquisition Proposal if in writing or a written summary of the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(e) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person as soon as reasonably practicable after the date of this Agreement.

6.6 Notification of Certain Matters.

(a) During the Pre-Closing Period, each of Obsidian, on the one hand, and Galera, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (ii) any non-compliance with any Law is alleged or any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, in each case, in such person’s capacity as such, (iii) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (iv) the failure of such Party to timely comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VIII impossible or materially less likely or could otherwise materially impact the consummation of the Contemplated Transactions. No such notice shall be deemed to supplement or amend the Obsidian Disclosure Schedule or the Galera Disclosure Schedule for the purpose of (A) determining the accuracy of any of the representations and warranties made by Obsidian or Galera in this Agreement or (B) determining whether any condition set forth in Article VIII has been satisfied. Any failure by either Party to provide notice pursuant to this Section 6.6 shall not be deemed to be a breach for purposes of Section 8.2(b) or 8.3(b), as applicable, unless such failure to provide such notice was material, knowing and intentional.

(b) During the Pre-Closing Period, Galera shall use reasonable best efforts to consult with Obsidian during the negotiation process for, and prior to taking any material action with respect to, any amendment to, sublicense or the potential early termination of the agreements related to the Galera Real Estate Leases, and shall consider any input received from Obsidian in good faith prior to taking any such action.

6.7 Galera Options. Prior to the Closing, the Galera Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide (a) each outstanding Galera Option that is not a Galera ITM Option will be cancelled for no consideration and (b) that the vesting and exercisability of each unexpired, unexercised and unvested Galera ITM Option shall be accelerated in full, in each case, effective as of immediately prior to the Galera Effective Time, contingent on the occurrence of the Closing.

6.8 Reserved.

6.9 Galera ESPP. As soon as reasonably practicable following the date of this Agreement, the Galera Board shall adopt appropriate resolutions to provide that (a) no offering periods or purchase periods shall be commenced following or in addition to any offering period underway as of the date hereof under the Galera ESPP (the “Current Offering Period”), (b) no payroll deductions or other contributions shall be made or effected after the Current Offering Period with respect to the Galera ESPP, and (c) each Galera ESPP participant’s accumulated contributions under the Galera ESPP shall be returned to the participant in accordance with the terms of the Galera ESPP.

6.10 Concurrent PIPE Financing.

(a) Subject to the terms and conditions of this Agreement, the Parties shall use commercially reasonable efforts to obtain the Concurrent PIPE Financing on the terms and conditions described in the Securities Purchase Agreement and satisfy the conditions to the Concurrent PIPE Financing as described in the Securities Purchase Agreement and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Securities Purchase Agreement if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate amount of the Concurrent PIPE Financing or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent PIPE Financing, or otherwise expands, amends or modifies any other provision of the Securities Purchase Agreement, in a manner that would reasonably be expected to (x) delay or prevent the funding of the Concurrent PIPE Financing (or satisfaction of the conditions to the Concurrent PIPE Financing) at or substantially simultaneously with the Closing or (y) adversely impact the ability of a Party to enforce its rights against other parties to the Securities Purchase Agreement. Each Party shall promptly deliver to the other Parties copies of any such termination, amendment, modification, waiver or replacement.

(b) The Parties shall use commercially reasonable efforts (i) to maintain in effect the Securities Purchase Agreement, (ii) to enforce its rights under the Securities Purchase Agreement and (iii) to comply with its obligations under the Securities Purchase Agreement.

(c) Each Party shall give the other Parties prompt notice (i) of any breach or default by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing of which such Party becomes aware, (ii) of the receipt of any written notice or other written communication from any purchaser with respect to any (x) actual breach, default, termination or repudiation by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing of any provisions of the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing or (y) material dispute or disagreement relating to the Concurrent PIPE Financing with respect to the obligation to fund the Concurrent PIPE Financing at or substantially simultaneously with the Closing, and (iii) if at any time for any reason a Party believes in good faith that it will not be able to obtain all or any portion of the Concurrent PIPE Financing on the terms and conditions, in the manner or from the sources contemplated by the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing. Each Party shall promptly provide information reasonably requested by the other Parties relating to the circumstances referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Registration Statement; Information Statement.

(a) As promptly as practicable (but in any event, no later than five (5) Business Days after the date of this Agreement, (i) Galera, in cooperation with Obsidian, shall prepare and file with the SEC an information statement relating to the Required Galera Stockholder Approval to be obtained in connection with the Mergers (together with any amendments thereof or supplements thereto, the “Galera Information Statement”) and (ii) Parent and Galera in cooperation with Obsidian, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Galera Information Statement shall be included as a part (the Galera Information Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the Mergers and the Concurrent PIPE Financing. Each of Parent, Galera and Obsidian shall use their commercially reasonable efforts to respond promptly to any comments of the SEC or its staff and to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Mergers. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Galera Information Statement.

(b) Parent and Galera each covenant and agree that the Registration Statement (and the letter to stockholders included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and Delaware Law, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Obsidian covenants and agrees that the information supplied by or on behalf of Obsidian, concerning itself, to Parent and Galera for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, none of Parent, Galera or Obsidian makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders included therewith), if any, based on information provided by the other party or any of their Representatives regarding such other party or its Affiliates for inclusion therein.

(c) Galera shall use commercially reasonable efforts to cause the Galera Information Statement to be mailed to Galera’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(d) If at any time before the Closing (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then, in each case such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to Parent and Galera stockholders) or otherwise addressing such SEC request or comments and each party shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Each of Parent and Galera shall promptly notify Obsidian if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Common Stock issuance in connection with the Mergers and the Concurrent PIPE Financing for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to Obsidian copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e) Obsidian shall reasonably cooperate with Parent and Galera and provide, and cause its Representatives to provide, Parent, Galera and their Representatives, with all true, correct and complete information regarding Obsidian and its Subsidiaries that is required by law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting their respective obligations in Section 6.6(a), each of Galera and Obsidian will use commercially reasonable efforts to cause to be delivered to Parent a letter of their respective independent accounting firms, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f) Obsidian and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Registration Statement will be made by Parent, in each case, without the prior consent of Obsidian, which shall not be unreasonably withheld, conditioned or delayed.

(g) Galera will use commercially reasonable efforts to cause Galera’s independent accounting firm to deliver any Consent that Parent is required to file with the SEC with respect to the inclusion of the independent accounting firm’s opinion on the audited financial statements of Galera in any filing of the Registration Statement with the SEC.

7.2 Obsidian Stockholder Approval.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, Obsidian shall prepare, with the cooperation of Galera, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Galera Information Statement, and the Obsidian Stockholder Written Consent, in order to solicit the approval of Obsidian’s stockholders, including but not limited to Obsidian’s stockholders sufficient for the Required Obsidian Stockholder Approval in lieu of a meeting pursuant to Section 228 of Delaware Law, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, and (ii) acknowledging that the approval given thereby is irrevocable. Obsidian shall use its reasonable best efforts to cause Obsidian’s stockholders sufficient for the Required Obsidian Stockholder Approval to execute and deliver to Obsidian the Obsidian Stockholder Written Consent promptly following delivery thereof, and in any event no later than fifteen (15) days after the Registration Statement has been declared effective. Promptly following receipt of the duly executed Obsidian Stockholder Written Consent, Obsidian shall deliver a copy of the duly executed Obsidian Stockholder Written Consent to Galera. Under no circumstances shall Obsidian assert that any other approval or Consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions. In connection with the Obsidian Stockholder Written Consent, Obsidian shall take all actions necessary or advisable to comply in all material respects, and shall comply in all material respects, with Delaware Law, including Section 228 and Section 262 thereof, and the Organizational Documents of Obsidian.

(b) Obsidian agrees that, subject in all respects to Section 7.2(c): (i) the Obsidian Board shall use commercially reasonable efforts to solicit stockholder approval within the timeframe set forth in Section 7.2(a) (the recommendation of the Obsidian Board that Obsidian’s stockholders vote to adopt and approve this Agreement being referred to as the “Obsidian Board Recommendation”) and (ii) the Obsidian Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Obsidian Board shall not publicly propose to withhold, amend, withdraw or modify the Obsidian Board Recommendation) in a manner adverse to Parent or Galera, and no resolution by the Obsidian Board or any committee thereof to withdraw or modify the Obsidian Board Recommendation in a manner adverse to Parent or Galera or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, an “Obsidian Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 7.2(b), and subject to compliance with Section 6.5 and Section 7.2, at any time prior to the receipt of the Required Obsidian Stockholder Approval, (i) if Obsidian receives a bona fide, unsolicited, written Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Obsidian meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of

Obsidian that occurs or arises after the date of this Agreement (a “Obsidian Intervening Event”), the Obsidian Board may make an Obsidian Board Adverse Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) Obsidian Board determines in good faith, after consulting with outside legal counsel and reasonably considering all relevant factors, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Obsidian has, and has caused its financial advisors and outside legal counsel to, during the Obsidian Notice Period, negotiate with Galera in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Galera desires to negotiate) and (3) if after Galera shall have delivered to Obsidian an irrevocable written offer to alter the terms or conditions of this Agreement during the Obsidian Notice Period, the Obsidian Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Obsidian Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Galera receives written notice from Obsidian confirming that the Obsidian Board has determined to change its recommendation at least four (4) Business Days in advance of the Obsidian Board Adverse Recommendation Change (the “Obsidian Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Obsidian Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Obsidian Notice Period, Galera shall be entitled to deliver to Obsidian one or more counterproposals to such Acquisition Proposal and Obsidian will, and cause its Representatives to, negotiate with Galera in good faith (to the extent Galera desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Obsidian’s stockholders would receive as a result of such potential Superior Offer), Obsidian shall be required to provide Galera with notice of such material amendment and the Obsidian Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Obsidian Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 7.2(c) and the Obsidian Board shall not make an Obsidian Board Adverse Recommendation Change prior to the end of such Obsidian Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of an Obsidian Intervening Event, Obsidian promptly notifies Galera, in writing, within the Obsidian Notice Period before making an Obsidian Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Obsidian Board intends to make an Obsidian Board Adverse Recommendation Change.

7.3 Galera Stockholder Approval.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, Galera shall use its reasonable best efforts to obtain from the Specified Stockholders the duly executed Galera Stockholder Written Consent; provided, that, in the event that the Annual Meeting Galera Stockholder Vote has not resulted in the affirmative approval by the Galera stockholders of the ability to act by written consent, then Galera shall use its reasonable best efforts to promptly call a special meeting of its stockholders to seek approval of this Agreement and the Contemplated Transactions in accordance with Section 7.14. Promptly following receipt of the duly executed Galera Stockholder Written Consent, Galera shall deliver a copy of the duly executed Galera Stockholder Written Consent to Obsidian. Assuming approval is received in the Annual Meeting Galera Stockholder Vote, under no circumstances shall Galera assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions. In connection with the Galera Stockholder Written Consent, Galera shall take all actions necessary or advisable to comply in all material respects, and shall comply in all material respects, with Delaware Law, including Section 228 and Section 262 thereof, and the Organizational Documents of Galera.

(b) Galera agrees that, subject in all respects to Section 7.3(c), (i) the Galera Board shall recommend that the holders of Galera Common Stock approve the Galera Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.3(a) above, (ii) in the event that the Annual Meeting Galera Stockholder Vote is not obtained, then the proxy statement filed in accordance with Section 7.14(b) shall include a statement to the effect that the Galera Board recommends that Galera’s stockholders vote to approve the Galera Stockholder Matters (the recommendation of the Galera Board being referred to as the “Galera Board Recommendation”) and (iii) the Galera Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Galera Board shall not publicly propose to withhold, amend, withdraw or modify the Galera Board Recommendation) in a manner adverse to Obsidian, and no resolution by the Galera Board or any committee thereof to withdraw or modify the Galera Board Recommendation in a manner adverse to Obsidian or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Galera Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 7.3(b), and subject to compliance with Section 6.5 and Section 7.3, at any time prior to the approval of the Galera Stockholder Matters by the Required Galera Stockholder Approval, (i) if Galera receives a bona fide, unsolicited, written Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Galera meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Galera that occurs or arises after the date of this Agreement (a “Galera Intervening Event”), the Galera Board may make a Galera Board Adverse Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Galera Board determines in good faith, after consulting with outside legal counsel and reasonably considering all relevant factors, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Galera has, and has caused its financial advisors and outside legal counsel to, during the Galera Notice Period, negotiate with Obsidian in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Obsidian desires to negotiate) and (3) if after Obsidian shall have delivered to Galera an irrevocable written offer to alter the terms or conditions of this Agreement during the Galera Notice Period, the Galera Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Galera Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Obsidian receives written notice from Galera confirming that the Galera Board has determined to change its recommendation at least four (4) Business Days in advance of the Galera Board Adverse Recommendation Change (the “Galera Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Galera Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Galera Notice Period, Obsidian shall be entitled to deliver to Galera one or more counterproposals to such Acquisition Proposal and Galera will, and cause its Representatives to, negotiate with Obsidian in good faith (to the extent Obsidian desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Galera’s stockholders would receive as a result of such potential Superior Offer), Galera shall be required to provide Obsidian with notice of such material amendment and the Galera Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Galera Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.3(c) and the Galera Board shall not make a Galera Board Adverse Recommendation Change prior to the end of such Galera Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Galera Intervening Event, Galera promptly notifies Obsidian, in writing, within the Galera Notice Period before making a Galera Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Galera Intervening Event and that the Galera Board intends to make a Galera Board Adverse Recommendation Change.

(d) Unless this Agreement is validly terminated pursuant to Section 10.1(j) or the Organizational Documents of Galera have not been amended to provide the Galera stockholders with a right to act by written consent due to an adverse outcome in the Annual Meeting Galera Stockholder Vote, Galera’s obligation to obtain from the Specified Stockholders the duly executed Galera Stockholder Written Consent in accordance with Section 7.3(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Galera Board Recommendation or any Galera Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Galera or the Galera Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Galera or the Galera Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Galera is unable to take a position with respect to the bidder’s tender offer unless the Galera Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

7.4 Efforts; Regulatory Approvals; Transaction Litigation.

(a) The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, and (iii) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Contemplated Transactions.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, within five (5) Business Days after the date of this Agreement, all applications, notices, reports and other documents (if any) required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the transactions contemplated hereby, and to submit promptly any additional information requested by any such Governmental Authority.

(c) Without limiting the generality of the foregoing, Galera or Obsidian, as applicable (hereinafter, the “Transaction Litigation Party”), shall give the other Party prompt (but not later than within two (2) Business Days) written notice of any “demand letter,” investigation by a Governmental Authority, or any Legal Proceeding initiated, or threatened in writing against the Transaction Litigation Party and/or its directors or officers relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) (including by providing copies of all pleadings or correspondence with respect thereto) and keep the other Party reasonably informed with respect to the status thereof. The Transaction Litigation Party shall, on behalf of the Parties hereto, control and lead all communications and strategy relating to any Transaction Litigation. The Transaction Litigation Party will (i) give the other Party the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation, (ii) consult with the other Party with respect to the defense, settlement and prosecution of any Transaction Litigation, (iii) consider in good faith the other Party’s advice with respect to such Transaction Litigation and (iv) not settle or consent or agree to settle or compromise any Transaction Litigation without the other Party’s prior written consent and no such settlement shall (A) impose any liability or obligation on Obsidian, Galera or Parent, (B) affect the consideration or timing of the Closing, or (C) include any admission of wrongdoing by Obsidian, Galera or Parent, in each case without the such Party’s prior written consent. Without otherwise limiting the rights of current or former directors and officers of the Transaction Litigation Party with regard to the right to counsel, following the Galera Effective Time, current or former directors and officers of the Transaction Litigation Party with rights to indemnification as described in Section 7.6 shall be entitled to retain a single counsel, selected by such indemnified parties, to represent them in connection with the defense of any Transaction Litigation as it relates to such directors and officers.

7.5 Disclosures. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Obsidian and Galera may make any statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Obsidian and Galera in compliance with this Section 7.5. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 7.3(d) or with an Acquisition Proposal, or Galera Board Adverse Recommendation Change with respect to Galera only pursuant to Section 7.3(e).

7.6 Indemnification of Officers and Directors.

(a) From the Galera Effective Time through the sixth anniversary of the date on which the Galera Effective Time occurs, each of Parent, the Obsidian Merger Surviving Corporation, and the Galera Merger Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Galera Effective Time, a director or officer of Galera or Obsidian, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Galera or of Obsidian, whether asserted or claimed prior to, at or after the Galera Effective Time, in each case, to the fullest extent permitted under Delaware Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent, the Obsidian Merger Surviving Corporation, and the Galera Merger Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to each of Parent, the Obsidian Merger Surviving Corporation, and the Galera Merger Surviving Corporation, to the extent then required by Delaware Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. No other form of undertaking shall be required. All rights to indemnification, exculpation and advancement of expenses or other protection in respect of any claim asserted or made, and for which a D&O Indemnified Party delivers a written notice to Parent prior to the sixth (6th) anniversary of the Galera Effective Time asserting a claim for such protections pursuant to this Section 7.6, shall continue until the final disposition of such claim.

(b) The provisions of Galera Merger Surviving Corporation’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Galera that are presently set forth in Galera’s Organizational Documents shall not be amended, modified or repealed for a period of six years from the Galera Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Galera Effective Time, were officers or directors of Galera, unless such modification is required by applicable Law. The Galera Merger Surviving Corporation’s Organizational Documents shall contain, and Galera shall cause the certificate of incorporation of the Galera Merger Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Galera’s Organizational Documents.

(c) From and after the Galera Effective Time, (i) the Obsidian Merger Surviving Corporation shall fulfill and honor in all respects the obligations of Obsidian to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Obsidian’s Organizational Documents and pursuant to any indemnification agreements between Obsidian and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Obsidian Effective Time and (ii) the Galera Merger Surviving Corporation shall fulfill and honor in all respects the obligations of Galera to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Galera’s Organizational Documents and pursuant to any indemnification agreements between Galera and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Galera Effective Time.

(d) From and after the Galera Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Galera. In addition, Galera shall purchase, prior to the Galera Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of directors’ and officers’ liability coverage of Galera’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Galera Effective Time with respect to any claim related to any period of time at or prior to the Galera Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Galera’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Galera by reason of him or her serving in such capacity that existed or occurred at or prior to the Galera Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Galera’s initial public offering of shares of Galera Common Stock).

(e) From and after the Galera Effective Time, Galera shall pay all expenses, including reasonable and documented attorneys’ fees, that are incurred by the persons referred to in this Section 7.6 in connection with their enforcement of the rights provided to such persons in this Section 7.6.

(f) The provisions of this Section 7.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Galera and Obsidian by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent, the Galera Merger Surviving Corporation or the Obsidian Merger Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Galera Merger Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.6. Parent shall cause the Galera Merger Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 7.6.

7.7 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be borne and paid by Galera. The Person required by applicable law shall timely file any Tax Return or other document with respect to such Transfer Taxes.

(b) At the Closing, Obsidian shall deliver to Galera a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Galera; provided, however, that Galera’s only remedy for Obsidian’s failure to provide such form or certificate will be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code, and Obsidian’s failure to provide any such form or certificate will not be deemed to be a failure of the conditions set forth in Section 7.7 to have been met.

(c) The parties intend that, for United States federal income tax purposes, the Mergers will qualify for the Intended Tax Treatment and the Parties agree not to take any action (or fail to take any action) inconsistent with the Intended Tax Treatment. The Mergers shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Mergers as qualifying for the Intended Tax Treatment, including in the event the SEC requests or requires an opinion with respect to any discussion in a registration statement of the United States federal income Tax consequences of the Mergers to the stockholders of either Obsidian or Galera. If such an opinion is requested or required by the SEC, it shall be provided by the tax advisor of the party receiving the request and shall be provided solely with respect to the consequences for that party’s stockholders. Each party shall execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor upon which such advisor shall be entitled to rely in rendering such tax opinion.

7.8 Listing. From the date hereof until the Galera Effective Time and the Obsidian Effective Time, Galera shall maintain its existing listing on the OTCQB Market until the Galera Effective Time. After the execution of this Agreement and as promptly as reasonably practicable in accordance with applicable Law, the Parties shall prepare and Obsidian shall file with Nasdaq a listing application (the “Nasdaq Listing Application”) for the listing of shares of Parent Common Stock on Nasdaq and shall use commercially reasonable efforts to cause the listing of shares of Parent Common Stock is authorized for listing on Nasdaq prior to the Obsidian Effective

Time, subject to official notice of issuance. Each Party and its Subsidiaries shall prepare and furnish all information (including any required financial statements) concerning itself as may reasonably be requested in connection with such actions and the preparation of the Nasdaq Listing Application, provided that no Party shall use any such information for any other purpose without the prior written consent of the providing Party (which consent shall not be unreasonably withheld, conditioned or delayed) or if doing so would violate or cause a violation of applicable Law or other applicable securities Laws. Each of Parent and Galera authorizes Obsidian to utilize in the Nasdaq Listing Application and in all such filed materials the information concerning Parent and its Subsidiaries and Galera and its Subsidiaries furnished by each of Parent and Galera, respectively. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties not filing the Nasdaq Listing Application will cooperate with the Obsidian as reasonably requested by Obsidian with respect to the Nasdaq Listing Application and promptly furnish to such Party all information concerning itself, its members and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 7.8.

7.9 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Mergers by equityholders of Galera who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

7.10 Officers and Directors.

(a) Directors and Officers of Parent.

(i) Parent shall cause, effective as of the Obsidian Effective Time, the Parent Board to consist of six individuals selected by the Obsidian Board as set forth on Section 7.10(a)(i) of the Obsidian Disclosure Schedule.

(ii) Parent shall cause the directors and officers of Parent listed on Section 7.10(a)(ii) of the Obsidian Disclosure Schedule to sign written resignations in forms reasonably satisfactory to Obsidian, dated on or before the Closing Date and effective as of the Obsidian Effective Time.

(iii) Immediately following the Obsidian Effective Time, Parent shall take all necessary action to appoint the officers of Obsidian to become the equivalent officers of Parent until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b) Directors and Officers of the Galera Merger Surviving Corporation.

(i) The Parties shall take all actions necessary (A) so that from and after the Galera Effective Time, the Galera Merger Surviving Corporation’s board of directors shall be constituted with those members as set forth on Section 7.10(b) of the Obsidian Disclosure Schedule and (B) to secure the resignations of the existing members of the board of directors of the Galera Merger Surviving Corporation.

(ii) The Parties shall take all actions necessary so that the officers of Obsidian immediately prior to the Galera Effective Time shall, from and after the Galera Effective Time, be the officers of the Galera Merger Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(c) Directors and Officers of the Obsidian Merger Surviving Corporation.

(i) The Parties shall take all actions necessary (A) so that from and after the Obsidian Effective Time, the Obsidian Merger Surviving Corporation’s board of directors shall be constituted with those members as set forth on Section 7.10(c) of the Obsidian Disclosure Schedule and (B) to secure the resignations of the existing members of the board of directors of the Obsidian Merger Surviving Corporation.

(ii) The Parties shall take all actions necessary so that the officers of Obsidian immediately prior to the Obsidian Effective Time shall, from and after the Obsidian Effective Time, be the officers of the Obsidian Merger Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

7.11 Termination of Certain Agreements and Rights. Obsidian shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Obsidian and any holders of Obsidian Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights to be terminated immediately prior to the Obsidian Effective Time, without any liability being imposed on the part of Obsidian or the Obsidian Merger Surviving Corporation.

7.12 Section 16 Matters. Prior to the Galera Effective Time, Galera shall take all such steps as may be required to cause any acquisitions of Galera Common Stock and Galera Options in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Galera, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.13 Allocation Certificate. Obsidian will prepare and deliver to Parent and Galera at least two (2) Business Days prior to the Closing Date a certificate signed by an executive officer of Obsidian in a form reasonably acceptable to Galera setting forth (as of immediately prior to the Obsidian Effective Time) (a) each holder of Obsidian Capital Stock, (b) such holder’s name and address, (c) the number and type of Obsidian Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Common Stock to be issued to such holder pursuant to this Agreement in respect of the Obsidian Capital Stock held by such holder as of immediately prior to the Obsidian Effective Time (the “Allocation Certificate”). For the avoidance of doubt, the Allocation Certificate shall be prepared in good faith, in accordance with the Organizational Documents of Obsidian and contracts applicable to Obsidian Capital Stock, Obsidian Options and the PacWest Warrant, and shall show each holder’s percentage ownership interest in Obsidian on a fully diluted basis.

7.14 Galera Organizational Documents.

(a) Galera will use its reasonable best efforts to solicit and obtain the Annual Meeting Galera Stockholder Vote and to seek approval from its stockholders to amend its Organizational Documents and to effect amendments to its Organizational in order to permit stockholder action by written consent prior to the Galera Effective Time.

(b) In the event that Galera does not obtain the Annual Meeting Galera Stockholder Vote, Galera shall use its reasonable best efforts to call, give notice of and hold a meeting of the holders of Galera Common Stock (the “Galera Stockholder Meeting”) to present one or more proposals to the stockholders in order to obtain the Required Galera Stockholder Approval and shall file the preliminary proxy statement in connection with the Galera Stockholder Meeting as promptly as reasonably practicable under applicable securities Law, but in any event within seven (7) Business Days of not obtaining the Annual Meeting Galera Stockholder Vote. The Galera Stockholder Meeting shall be held as promptly as practicable under applicable securities Law after the Galera Information Statement is first mailed to the stockholders of Galera and in any event no later than forty-five (45) calendar days after the date on which the Galera Information Statement is first mailed to the stockholders of Galera. Galera shall take reasonable measures to ensure that all proxies solicited in connection with the Galera Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Galera Stockholder Meeting, or a date preceding the date on which the Galera Stockholder Meeting is scheduled, Galera reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Galera Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of Galera Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Galera Stockholder Meeting, Galera may postpone or adjourn, or make one or more successive postponements or adjournments of, the Galera Stockholder Meeting as long as the date of the Galera Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) days in connection with any postponements or adjournments.

(c) Galera agrees that the Galera Board shall recommend that the holders of Galera Common Stock vote to approve the Galera Stockholder Matters and shall solicit such approval within the timeframe set forth in Section 7.14(b) above and the proxy statement shall include the Galera Board Recommendation.

7.15 Obligations of Merger Subs. Parent will take all action necessary to cause each of Galera Merger Sub and Obsidian Merger Sub to perform its obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

7.16 Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of Obsidian, the Obsidian Board, Galera and the Galera Board, as applicable, shall grant such approvals and take such actions as are necessary, to the extent permitted by Law, so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

7.17 Parent Equity Plans.

(a) Prior to the Galera Effective Time, Parent will use commercially reasonable efforts to cause the Parent Board to adopt the 2026 Equity Incentive Plan, subject to the Closing and effective as of the Galera Effective Time, and will include provisions in the Registration Statement for the stockholders of Parent to approve the 2026 Equity Incentive Plan. Subject to the approval of the 2026 Equity Incentive Plan by the stockholders of Parent prior to the Galera Effective Time, Parent shall file with the SEC, promptly after the Galera Effective Time and at Galera’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2026 Equity Incentive Plan.

(b) Prior to the Galera Effective Time, Parent will use commercially reasonable efforts to cause the Parent Board to adopt the 2026 ESPP, subject to the Closing and effective as of the Galera Effective Time, and will include provisions in the Registration Statement for the stockholders of Parent to approve the 2026 ESPP. Subject to the approval of the 2026 ESPP by the stockholders of Parent prior to the Galera Effective Time, Parent shall file with the SEC, promptly after the Galera Effective Time and at Galera’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2026 ESPP.

(c) For the avoidance of doubt, approval of the 2026 Plans by the stockholders of Parent shall not be a condition to Closing.

7.18 Galera 401(k) Plan. Unless otherwise requested by Obsidian in writing at least ten (10) business days prior to the Closing Date, the Galera Board shall take (or cause to be taken) all actions to adopt such resolutions as may be necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Galera Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Galera 401(k) Plan”). If Galera is required to terminate any Galera 401(k) Plan, then Galera shall provide to Obsidian prior to the Closing Date written evidence of the adoption by the Galera Board of resolutions authorizing the termination of such Galera 401(k) Plan (the form and substance of which shall be subject to the reasonable prior review and approval of Obsidian).

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

(a) No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

(b) Galera shall have obtained the Required Galera Stockholder Approval, and Obsidian shall have obtained the Required Obsidian Stockholder Approval.

(c) The approval of the listing of shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the Mergers pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(d) The Securities Purchase Agreement shall be in full force and effect and not subject to any termination, rescission or material adverse modification, and all conditions to the funding thereunder shall have been satisfied or waived (other than those to be satisfied at Closing) and cash proceeds of not less than the Concurrent PIPE Financing shall have been received by Galera, or will be received by Galera substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement.

(e) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to such Registration Statement that has not been withdrawn.

8.2 Conditions Precedent to Obligations of Obsidian. The obligations of Obsidian to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Obsidian, at or prior to the Closing, of each of the following conditions:

(a) Each of the Galera Fundamental Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Galera Capitalization Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true, complete and correct on and as of immediately prior to the Galera Effective Time with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date) or (z) representations and warranties contingent on stockholder approval (such as with respect to the Galera Authorized Common Stock Increase) shall not be deemed inaccurate to the extent such stockholder approval was not received. The representations and warranties of Galera contained in this Agreement (other than the Galera Fundamental Representations and the Galera Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Galera Material Adverse Effect (without giving effect to any references therein to any Galera Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Galera Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Galera, Parent, Obsidian Merger Sub and Galera Merger Sub shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) A Galera Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d) The existing shares of Galera Common Stock shall have been continually listed on the OTCQB Market as of and from the date of this Agreement through the Closing Date.

(e) Galera shall have delivered to Obsidian a certificate (the “Galera Closing Certificate”), dated the Closing Date and signed by an executive officer of Galera, certifying to the effect that the conditions set forth in Sections 8.2(a), 8.2(b) and 8.2(c) have been satisfied.

(f) All conditions to the Galera Merger shall have been satisfied or waived (other than those to be satisfied at Closing) and the Galera Certificate of Merger shall have been filed by Parent, or will be filed by Parent substantially simultaneously with the Obsidian Certificate of Merger.

8.3 Conditions Precedent to Obligations of Galera, Parent, Obsidian Merger Sub and Galera Merger Sub. The obligations of Galera, Parent, Obsidian Merger Sub and Galera Merger Sub to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Galera, Obsidian Merger Sub and Galera Merger Sub, at or prior to the Closing, of each of the following conditions:

(a) Each of the Obsidian Fundamental Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Obsidian Capitalization Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true and correct on and as of immediately prior to the Obsidian Effective Time with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Obsidian contained in this Agreement (other than the Obsidian Fundamental Representations and the Obsidian Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Obsidian Material Adverse Effect (without giving effect to any references therein to any Obsidian Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Obsidian Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Obsidian shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) An Obsidian Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d) Obsidian shall have delivered to Galera a certificate (the “Obsidian Closing Certificate”), dated the Closing Date and signed by an executive officer of Obsidian, certifying to the effect that (i) the conditions set forth in Sections 8.3(a), 8.3(b) and 8.3(c) have been satisfied and (ii) the information set forth in the Allocation Certificate delivered by Obsidian in accordance with Section 7.13 is true and accurate in all respects as of the Closing Date.

(e) The Obsidian Lock-Up Agreements will continue to be in full force and effect as of immediately following the Obsidian Effective Time.

(f) All conditions to the Obsidian Merger shall have been satisfied or waived (other than those to be satisfied at Closing) and the Obsidian Certificate of Merger shall have been filed by Parent, or will be filed by Parent substantially simultaneously with the Galera Certificate of Merger.

8.4 Frustration of Closing Conditions. Galera may not rely on the failure of any conditions set forth in Sections 8.1 or 8.3 to be satisfied if the primary cause of such failure was the failure of Galera to perform any of its obligations under this Agreement. Obsidian may not rely on the failure of any conditions set forth in Sections 8.1 or 8.2 to be satisfied if the primary cause of such failure was the failure of Obsidian to perform any of its obligations under this Agreement.

ARTICLE IX

CLOSING DELIVERIES

9.1 Closing Deliveries of Obsidian. The obligations of Galera, Parent, Obsidian Merger Sub and Galera Merger Sub to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to Galera receiving the following documents, each of which shall be in full force and effect, or the written waiver by Galera of delivery:

(a) the Obsidian Stockholder Written Consents;

(b) the Allocation Certificate; and

(c) the Obsidian Closing Certificate.

9.2 Closing Deliveries of Galera. The obligations of Obsidian to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to Obsidian receiving the following documents, each of which shall be in full force and effect, or the written waiver by Obsidian of delivery:

(a) the Galera Net Cash Schedule;

(b) the Galera Closing Certificate;

(c) subject to Section (h), the executed CVR Agreement; and

(d) written resignations in forms satisfactory to Obsidian, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Galera who are not to continue as officers or directors of Galera pursuant to Section 7.10 hereof.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated, and the Mergers and the Contemplated Transactions may be abandoned at any time prior to the Closing Date, whether before or (subject to the terms hereof) after approval of the Galera Stockholder Matters by Galera’s stockholders, unless otherwise specified below:

(a) by mutual written consent of Galera and Obsidian;

(b) by either Galera and Obsidian if the Mergers shall not have been consummated by August 14, 2026 (subject to possible extension as provided in this Section 10.1(b), the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Galera or Obsidian if such Party’s action or failure to act has been a principal cause of the failure of the Mergers to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is twenty-five (25) days prior to the Outside Date, then either Galera or Obsidian shall be entitled to extend the Outside Date for an additional ninety (90) days;

(c) by either Galera and Obsidian if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Galera if the Required Obsidian Stockholder Approval shall not have been obtained and evidence thereof delivered to Galera within fifteen (15) days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Obsidian Stockholder Approval has been obtained, Galera may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by Obsidian if the Required Galera Stockholder Approval shall not have been obtained and evidence thereof delivered to Obsidian within fifteen (15) days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Galera Stockholder Approval has been obtained, Obsidian may not terminate this Agreement pursuant to this Section 10.1(e); provided, further, however that in the event that the Annual Meeting Galera Stockholder Vote is not obtained, then Obsidian may not terminate this Agreement pursuant to this Section 10.1(e) until such time that the Required Galera Stockholder Approval is not obtained at a special meeting of holders of Galera Common Stock held to seek the Required Galera Stockholder Approval in accordance with Section 7.14;

(f) by Obsidian (at any time prior to the approval of the Galera Stockholder Matters by the Required Galera Stockholder Approval) if a Galera Triggering Event shall have occurred;

(g) by Galera (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Obsidian Stockholder Approval) if (i) an Obsidian Triggering Event shall have occurred or (ii) the Obsidian Board or any committee thereof shall have made an Obsidian Board Adverse Recommendation Change;

(h) by Obsidian, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Galera, Parent, Obsidian Merger Sub or Galera Merger Sub or if any representation or warranty of Galera shall have become inaccurate such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Obsidian is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Galera’s representations and warranties or breach by Galera, Parent, Obsidian Merger Sub or Galera Merger Sub is curable by Galera, Parent, Obsidian Merger Sub or Galera Merger Sub, as applicable, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Obsidian to Galera of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Galera, Parent, Obsidian Merger Sub or Galera Merger Sub is cured prior to such termination becoming effective);

(i) by Galera, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Obsidian, or if any representation or warranty of Obsidian shall have become inaccurate, in either case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that none of Galera, Parent, Obsidian Merger Sub or Galera Merger Sub is then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Obsidian’s representations and warranties or breach by Obsidian is curable by Obsidian, then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Galera to Obsidian of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by Obsidian is cured prior to such termination becoming effective);

(j) by Galera (at any time prior to obtaining the Required Galera Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), concurrently with Galera’s entering into a definitive agreement for a Superior Offer (a “Permitted Alternative Agreement”); provided, however, that Galera shall not enter into any Permitted Alternative Agreement unless: (i) Obsidian shall have received written notice from Galera of Galera’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Galera shall have complied with its obligations under Section 6.5 and Section 7.3 (including with respect to delivery of all required written notices), and (iii) the Galera Board shall have determined in good faith, after consultation with its outside legal counsel and reasonable consideration of relevant factors, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law;

(k) by Obsidian (at any time prior to obtaining the Required Obsidian Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(k), concurrently with Obsidian’s entering into a Permitted Alternative Agreement and after having paid to Galera the Obsidian Termination Fee pursuant to Section 10.3(f); provided, however, that Obsidian shall not enter into any Permitted Alternative Agreement unless: (i) Galera shall have received written notice from Obsidian of Obsidian’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Obsidian shall have complied with its obligations under Section 6.5 and Section 7.2 (including with respect to delivery of all required written notices), and (iii) the Obsidian Board shall have determined in good faith and reasonable consideration of relevant factors, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law; or

(l) by Obsidian, if the approval of the listing of shares of Parent Common Stock on Nasdaq shall (i) have been denied by Nasdaq or (ii) not have been obtained and the Obsidian Board has determined, in good faith and after consultation with its outside counsel, that such approval is not reasonably likely to be obtained; provided, however, that the right to terminate this Agreement under this Section 10.1(k) shall not be available to Obsidian if Obsidian’s action or failure to act has been a principal cause of the failure of such approval being obtained and such action or failure to act constitutes a material breach of this Agreement.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Article XI shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated; provided, however, that Galera and Obsidian shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of any filings with the SEC, including without limitation the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto, and paid to a financial printer or the SEC with respect to filing and registration fees.

(b) If this Agreement is terminated by Galera pursuant to Section 10.1(i), Section 10.1(d) or clause (ii) of Section 10.1(g) or by Obsidian pursuant to Section 10.1(k), then Obsidian shall, within two (2) Business Days of delivering notice of termination in accordance therewith, pay Galera a non-refundable fee in an amount equal to $1,000,000, plus up to $250,000 in reasonable and documented out-of-pocket third party expenses incurred by Galera in connection with the Contemplated Transactions (the “Obsidian Termination Fee”) by wire transfer of immediately available funds to an account designated by Galera. The Obsidian Termination Fee is non-refundable and shall not be credited against any other payment.

(c) If this Agreement is terminated by Obsidian pursuant to Section 10.1(h) or by Galera pursuant to 10.1(j), then then Galera shall, within two (2) Business Days of delivering notice of termination in accordance therewith, pay Obsidian a non-refundable fee in an amount equal to $500,000, plus up to $250,000 in reasonable and documented out-of-pocket third party expenses incurred by Obsidian in connection with the Contemplated Transactions (the “Galera Termination Fee” and, together with the Obsidian Termination Fee, the “Termination Fees”) by wire transfer of immediately available funds to an account designated by Obsidian. The Galera Termination Fee is non-refundable and shall not be credited against any other payment.

(d) If either Party fails to pay when due the Termination Fee owed by it under this Section 10.3, then (i) such Party shall further reimburse the other Party for any additional reasonable and documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 10.3 and (ii) the defaulting Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” at large United States money center banks (as published in the Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(e) The Parties agree that, subject to Section 10.2, the payment of the Termination Fee set forth in this Section 10.3 shall be the sole and exclusive remedy of a Party following a termination of this Agreement by the other Party, it being understood that in no event shall the Party required to pay the individual fees or damages payable pursuant to this Section 10.3 be required to pay on more than one occasion. Subject to Section 10.2, following the termination of this Agreement under the circumstances described in this Section 10.3 and the payment of the fees set forth in this Section 10.3, (i) each Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the terminating Party or obtain any recovery, judgment or damages of any kind against the terminating Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of the terminating Party) in connection with or arising out of this Agreement or the termination thereof or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against the terminating Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by the such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(f) Each of the Parties acknowledges that (i) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (ii) the Obsidian Termination Fee represents a good faith, fair estimate of the damages that Galera and its Affiliates would suffer upon termination of the Agreement, (iii) the Galera Termination Fee represents a good faith, fair estimate of the damages that Obsidian and its Affiliates would suffer upon termination of the Agreement, (iv) without these agreements, the Parties would not enter into this Agreement and (v) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages which shall not require Galera or Obsidian or any other Person to prove actual damages.

ARTICLE XI

GENERAL PROVISIONS

11.1 Non-Survival of Representations and Warranties. The representations and warranties of Parent, Obsidian, Obsidian Merger Sub, Galera and Galera Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Galera Effective Time, and only the covenants that by their terms survive the Galera Effective Time and this Article XI shall survive the Galera Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective Obsidian Board, the Galera Board, and the boards of directors of Parent, Obsidian Merger Sub, and Galera Merger Sub at any time (whether before or after obtaining the Required Obsidian Stockholder Approval and the Required Galera Stockholder Approval); provided, however, that after any such approval of this Agreement by a Party’s stockholders or members (including the

Required Obsidian Stockholder Approval and the Required Galera Stockholder Approval), no amendment shall be made which by Law requires further approval of such stockholders or members without the further approval of such stockholders or members. Prior to the Closing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of Obsidian, Parent, Obsidian Merger Sub, Galera and Galera Merger Sub.

11.3 Waiver.

(a) Any provision hereof applicable to a Party may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Galera, Parent, Obsidian Merger Sub or Galera Merger Sub:

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, Pennsylvania 19355

Attention: Mel Sorensen; Joel Sussman

Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Attention: Asher Rubin; John Butler

Email: arubin@sidley.com; john.butler@sidley.com

if to Obsidian:

Obsidian Therapeutics, Inc.

1030 Massachusetts Avenue

Cambridge, MA 02138

Attention: Chief Financial Officer

Email: [***]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: William Collins; Gabriela Morales-Rivera; Tevia K. Pollard

Email: WCollins@goodwinlaw.com; GMoralesRivera@goodwinlaw.com;

TPollard@goodwinlaw.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 7.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

OBSIDIAN THERAPEUTICS, INC.

By:
Name:
Title:

GALERA THERAPEUTICS, INC.

By:
Name:
Title:

GAZELLE PARENT, INC.

By:
Name:
Title:

OBSIDIAN MERGERSUB, INC.

By:
Name:
Title:

GALERA MERGER SUBSIDIARY, INC.

By:
Name:
Title:

Exhibit A

Form of Galera Stockholder Support Agreement

Exhibit B

Form of Obsidian Stockholder Support Agreement

Exhibit C

Form of Obsidian Lock-Up Agreement

Exhibit D

Form of Obsidian Stockholder Written Consent

Exhibit E

Form of Galera Stockholder Written Consent

Exhibit F

Form of Securities Purchase Agreement

Exhibit G

CVR Agreement

Exhibit 10.1

STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Support Agreement”) is being delivered on [•], 2026 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Galera Shares (as defined below) of Galera, a Delaware corporation (“Galera”), to Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”) and to Galera.

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), as amended from time to time, dated as of April 14, 2026, by and among Obsidian, Galera, Gazelle Parent, Inc., a Delaware corporation (“Parent”), Obsidian MergerSub, Inc., a Delaware corporation (“Obsidian Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation (“Galera Merger Sub”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the record (as defined in Rule 12g5-1 promulgated under the Exchange Act) or beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Galera Common Stock, Galera Preferred Stock, Galera Options and Galera Warrants and other securities convertible into, or exercisable or exchangeable for, shares of Galera Common Stock, as set forth on Exhibit A hereto (collectively, the “Galera Shares”).

As a condition and inducement to Obsidian’s and Galera’s willingness to enter into the Merger Agreement, the Holder has agreed to enter into this Support Agreement.

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Support Agreement, at every meeting of the Galera shareholders (or any class or series of stockholders, as applicable) convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Galera, all Galera Shares it beneficially owns and is entitled to vote at such meeting:

(a)

in favor of (i) the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions and the other actions contemplated by the Merger Agreement, (ii) the Galera Merger, (iii) all of the matters set forth in the Galera Stockholder Written Consent, and (iv) each of the items recommended by the Galera Board set forth in Galera’s preliminary proxy statement filed with the SEC on April 10, 2026 in connection with the Annual Meeting of Stockholders of Galera on May 8, 2026; and

(b)

against (i) any Acquisition Proposal, Acquisition Transaction or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Galera in the Merger Agreement (clauses (a) and (b) collectively, the “Supported Matters”).

Nothing in this Support Agreement shall require the Holder to vote in any manner, or deliver a written consent, with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Galera Exchange Ratio or changes the form or reduces the amount of the consideration payable to shareholders of Galera in the Contemplated Transactions; (2) increases the Obsidian Exchange Ratio or changes the form or increases the amount of the consideration payable to shareholders of Obsidian in the Contemplated Transactions, (3) is material and adverse to the Holder, or (4) imposes any restrictions or any additional conditions on the consummation of the Contemplated Transactions. For the avoidance of doubt, other than with respect to the Supported Matters, the Holder does not have any obligation to vote, or deliver a written consent with respect to, the Galera Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), the Holder shall be entitled to vote, or deliver a written consent with respect to, the Galera Shares in its sole discretion.

From the date hereof until the Termination Date, in the event of (i) a stock split, stock dividend or distribution, or any change in the capital stock of Galera by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like or (ii) the acquisition of sole or shared voting power by the Holder of additional shares of capital stock or other equity securities of Galera, whether by the exercise of Galera Options, conversion of Galera Preferred Stock or otherwise, including, without limitation, by gift or succession, then the term “Galera Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, and such Galera Shares shall be subject to the terms and conditions of this Support Agreement to the same extent as if they constituted Galera Shares as of the date of the execution of this Support Agreement, without the need for any further action by the parties (including, for the avoidance of doubt, with respect to Exhibit A).

2. Delivery of Written Consent. Promptly after the Registration Statement is declared effective under the Securities Act, the Holder agrees to irrevocably execute and deliver, or cause to be delivered, to Obsidian and Galera its duly executed counterpart to the Galera Stockholder Written Consent. The Galera Stockholder Written Consent shall be given in accordance with such procedures relating thereto, including pursuant to the Delaware General Corporation Law and each of Galera’s organizational documents so as to ensure that it is duly counted for purposes of recording the results of the Galera Stockholder Written Consent and otherwise effective for all purposes, including under the DGCL.

3. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Support Agreement, the Merger Agreement or the transactions contemplated hereby or thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Galera Shares. Any Transfer or purported Transfer of Galera Shares in breach or violation of this Support Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 3 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such Person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Galera Options or Galera Warrants, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; (h) the conversion of the Galera Preferred Stock into Galera Common Stock; and (i) Transfers to any Affiliate, equityholder, partner or member of such Holder;

provided, however, that, to the fullest extent permitted by applicable Law, for any permitted Transfers pursuant clauses (a) to (i) (other than clause (g)), the Galera Shares so Transferred shall continue to be subject to the provisions of this Support Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Support Agreement, agreeing to be bound by the restrictions in this Section 2 and shall have the same rights and benefits under this Support Agreement.

4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Obsidian and Galera as follows:

(a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Support Agreement and to perform the Holder’s obligations hereunder;

(b) this Support Agreement has been duly executed and delivered by the Holder, and, assuming this Support Agreement constitutes a valid and binding obligation of Obsidian and Galera, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that each of Obsidian and Galera is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Support Agreement;

(c) the Holder is the record or beneficial owner of the Galera Shares and does not beneficially own any securities of Galera other than the shares of Galera Common Stock and rights to purchase or otherwise acquire shares of Galera Common Stock set forth in Exhibit A;

(d) the execution and delivery of this Support Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder;

(e) as of the date of this Support Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder;

(f) (i) the Holder does not have any agreement, arrangement, or understanding, whether written or oral, formal or informal, with any other holder of Galera Common Stock to act together for the purpose of acquiring, holding, voting, or disposing of shares of Galera Common Stock, nor does the Holder otherwise act in concert with any other holder of Galera Common Stock in connection with the exercise of any rights or powers arising from the ownership of Galera Common Stock and (ii) without limiting the generality of the foregoing, the Holder is not a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with any other holder of any equity securities of Galera for the purpose of acquiring, holding, voting, or disposing of equity securities of Galera; and

(g) the Holder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of Galera, and this Agreement with counsel of the Holder’s own choosing. The Holder has had an opportunity to review with its own tax advisors the tax consequences of the Mergers and the Contemplated Transactions. The Holder understands that it must rely solely on its advisors and not on any statements or representations made by Obsidian or Galera, or any of their respective agents or representatives. The Holder understands that the Holder (and not Obsidian, Galera or Parent) shall be responsible for the Holder’s tax liability that may arise as a result of the Galera Merger or the transactions contemplated by the Merger Agreement. The Holder understands and acknowledges that Obsidian, Galera, Parent, Obsidian Merger Sub and Galera Merger Sub are entering into the Merger Agreement in reliance upon the Holder’s execution, delivery and performance of this Agreement.

5. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Support Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Support Agreement solely in the Holder’s capacity as a record or beneficial owner of Galera Common Stock and not in such Holder’s capacity as a director, officer or employee of Galera or in the Holder’s capacity as a trustee or fiduciary of any Galera Equity Plans and (b) nothing in this Support Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of Galera from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of Galera or in the Holder’s capacity as a trustee or fiduciary of any Galera Equity Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Support Agreement.

6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

a.	if to Obsidian, to:

Obsidian Therapeutics, Inc.

1030 Massachusetts Avenue

Cambridge, MA 02138

Attn: Chief Financial Officer

Email: [***]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210 Attention: William Collins; Gabriela Morales-Rivera; Tevia K. Pollard

Email: WCollins@goodwinlaw.com; GMoralesRivera@goodwinlaw.com;

TPollard@goodwinlaw.com

b. if to Galera, to:

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

Attn: Mel Sorensen; Joel Sussman

Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Ave

New York, NY 10019

Attn: Asher Rubin, John Butler

Phone: (410) 559-2881, (212) 839-8513

Email: arubin@sidley.com, john.butler@sidley.com

c. if to the Holder, at the e-mail address on the signature page hereto.

7. Termination. This Support Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that (i) decreases the Galera Exchange Ratio or changes the form or reduces the amount of the consideration payable to shareholders of Galera in the Contemplated Transactions or (ii) increases the Obsidian Exchange Ratio or changes the form or increases the amount of the consideration payable to shareholders of Obsidian in the Contemplated Transactions, (c) the Outside Date, unless the Outside Date is extended for an additional ninety (90) day period as set forth in the Merger Agreement (but without taking into account any extension thereof agreed by the parties following the date of this Support Agreement), (d) the Galera Effective Time and (e) such date and time as a written agreement executed by the parties hereto to terminate this Support Agreement is effective (such date, the “Termination Date”).

8. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Support Agreement and continuing until the Termination Date, in furtherance of this Support Agreement, the Holder hereby authorizes Galera or its counsel to notify Galera’s transfer agent that there is a stop transfer order with respect to all of the Galera Shares (and that this Support Agreement places limits on the voting and transfer of such Galera Shares).

9. Irrevocable Proxy. By execution of this Agreement, the Holder does hereby appoint Galera and any of its designees with full power of substitution and resubstitution, as the Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Holder’s rights with respect to the Galera Shares, to vote and exercise all voting and related rights, including the right to sign the Holder’s name (solely in its capacity as a stockholder) to any stockholder consent, if the Holder fails to vote his, her or its Galera Shares, or otherwise fails to perform or comply with such Stockholder’s obligations under this Agreement, solely with respect to the matters set forth in Section 1(a) hereof by 5:00 p.m. (Eastern Time) on the day immediately preceding the meeting date (or date upon which written consents are requested to be submitted), provided the Holder has received information regarding the meeting or request for written consent at least five (5) Business Days before such shareholder meeting or any consent solicitation or other vote taken of Galera’s stockholders. The Holder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date, hereby revokes (or agrees to cause to be revoked) any proxy previously granted by the Holder with respect to the Galera Shares and represents that none of such previously-granted proxies are irrevocable. The Holder hereby affirms that the proxy set forth in this Section 9 is given in connection with, and granted in consideration of, and as an inducement to Obsidian, Galera, Parent, Obsidian Merger Sub and Galera Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Holder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of the Holder and the obligations of the Holder shall be binding on the Holder’s heirs, personal representatives, successors, transferees and assigns. The Holder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Galera Shares with respect to the matters set forth in Section 1 until after the Termination Date. With respect to any Galera Shares that are owned beneficially by the Holder but are not held of record by the Holder (other than shares beneficially owned by the Holder that are held in the name of a bank, broker or nominee), the Holder shall take all action necessary to cause the record holder of such Galera Shares to grant the irrevocable proxy and take all other actions provided for in this Section 9 with respect to such Galera Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date.

10. Galera Board Adverse Recommendation Change. In the event of a Galera Board Adverse Recommendation Change made in compliance with the terms of the Merger Agreement, then the aggregate number of Galera Shares hereunder shall be reduced (with such reduction applying to each Holder, subject to a similar voting agreement, on a pro rata basis in accordance with each Holder’s relative Galera Shares and rounded up to the nearest whole Galera Share) without any action by Galera or the Holders such that the number of Galera Shares held, collectively, by all Holders, subject to a similar voting agreement, shall represent in the aggregate that number of shares (after such reduction) equal to twenty-five percent (25%) of the outstanding shares of Galera Common Stock.

11. Waiver of Appraisal Rights. The Holder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of Delaware Law, in connection with the Galera Merger.

12. No Legal Actions. The Holder will not in its capacity as a stockholder of Galera bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Holder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Galera Board, constitutes a breach of any fiduciary duty of the Galera Board or any member thereof.

13. Entire Agreement. This Support Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and is fully binding on the parties hereto.

14. Counterparts. This Support Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

15. Assignment. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Support Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

16. Amendment. This Support Agreement may not be amended or modified except in writing signed by each of the parties hereto.

17. Governing Law; Jurisdiction; Waiver of Jury Trial. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Support Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

18. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Support Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Support Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

19. Expenses. All fees, costs and expenses incurred in connection with this Support Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

20. Non-Recourse. This Support Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Support Agreement, or the negotiation, execution or performance of this Support Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, direct or indirect general or limited partner, direct or indirect stockholder, direct or indirect equityholder, direct or indirect controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing, shall have any liability to the Holder, Obsidian or Galera for any obligations or liabilities of any party under this Support Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Support Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

[Signature Page to Support Agreement]

Agreed to and Acknowledged as of the date first set forth above:

OBSIDIAN:

OBSIDIAN THERAPEUTICS, INC.

By:
Name:
Title:

GALERA:

GALERA THERAPEUTICS, INC.

By:
Name:
Title:

Exhibit A

Galera Shares

Holder	Galera Common Stock	Galera Preferred Stock	Galera Options	Galera Warrants

Exhibit 10.2

STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Support Agreement”) is being delivered on [•], 2026 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Obsidian Shares (as defined below) of Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”), to Galera Therapeutics, Inc., a Delaware corporation (“Galera”) and to Obsidian.

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), as amended from time to time, dated as of [•], 2026, by and among Obsidian, Galera, Gazelle Parent, Inc., a Delaware corporation (“Parent”), Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Obsidian Merger Sub”) and Gazelle Merger Subsidiary, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Galera Merger Sub”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the record (as defined in Rule 12g5-1 promulgated under the Exchange Act) or beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Obsidian Common Stock, Obsidian Preferred Stock, Obsidian Options and other securities convertible into, or exercisable or exchangeable for, shares of Obsidian Common Stock, as set forth on Exhibit A hereto (collectively, the “Obsidian Shares”).

As a condition and inducement to Obsidian’s and Galera’s willingness to enter into the Merger Agreement, the Holder has agreed to enter into this Support Agreement.

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Support Agreement, at every meeting of the Obsidian shareholders (or any class or series of stockholders, as applicable) convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Obsidian, all Obsidian Shares it beneficially owns and is entitled to vote at such meeting:

(a)

in favor of (i) the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions and the other actions contemplated by the Merger Agreement, (ii) the Obsidian Merger and (iii) all of the matters set forth in the Obsidian Stockholder Written Consent; and

(b)

against (i) any Acquisition Proposal, Acquisition Transaction or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Obsidian in the Merger Agreement (clauses (a) and (b) collectively, the “Supported Matters”).

Nothing in this Support Agreement shall require the Holder to vote in any manner, or deliver a written consent, with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Obsidian Exchange Ratio or changes the form or reduces the amount of the consideration payable to shareholders of Obsidian in the Contemplated Transactions; (2) increases the Galera Exchange Ratio or changes the form or increases the amount of the consideration payable to shareholders of Galera in the Contemplated Transactions, (3) is material and adverse to the Holder, or (4) imposes any restrictions or any additional conditions on the consummation of the Contemplated Transactions. For the avoidance of doubt, other than with respect to the Supported Matters, the Holder does not have any obligation to vote, or deliver a written consent with respect to, the Obsidian Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), the Holder shall be entitled to vote, or deliver a written consent with respect to, the Obsidian Shares in its sole discretion.

From the date hereof until the Termination Date, in the event of (i) a stock split, stock dividend or distribution, or any change in the capital stock of Obsidian by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like or (ii) the acquisition of sole or shared voting power by the Holder of additional shares of capital stock or other equity securities of Obsidian, whether by the exercise of Obsidian Options, conversion of Obsidian Preferred Stock or otherwise, including, without limitation, by gift or succession, then the term “Obsidian Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, and such Obsidian Shares shall be subject to the terms and conditions of this Support Agreement to the same extent as if they constituted Obsidian Shares as of the date of the execution of this Support Agreement, without the need for any further action by the parties (including, for the avoidance of doubt, with respect to Exhibit A).

2. Delivery of Written Consent. Promptly after the Registration Statement is declared effective under the Securities Act, the Holder agrees to irrevocably execute and deliver, or cause to be delivered, to Obsidian and Galera its duly executed counterpart to the Obsidian Stockholder Written Consent. The Obsidian Stockholder Written Consent shall be given in accordance with such procedures relating thereto, including pursuant to the Delaware General Corporation Law and each of Obsidian’s organizational documents so as to ensure that it is duly counted for purposes of recording the results of the Obsidian Stockholder Written Consent and otherwise effective for all purposes, including under the DGCL.

3. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Support Agreement, the Merger Agreement or the transactions contemplated hereby or thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Obsidian Shares. Any Transfer or purported Transfer of Obsidian Shares in breach or violation of this Support Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 3 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such Person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Obsidian Options or Obsidian Warrants, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; (h) the conversion of the Obsidian Preferred Stock into Obsidian Common Stock; and (i) Transfers to any Affiliate, equityholder, partner or member of such Holder;

provided, however, that, to the fullest extent permitted by applicable Law, for any permitted Transfers pursuant clauses (a) to (i) (other than clause (g)), the Obsidian Shares so Transferred shall continue to be subject to the provisions of this Support Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Support Agreement, agreeing to be bound by the restrictions in this Section 2 and shall have the same rights and benefits under this Support Agreement.

4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Obsidian and Galera as follows:

(a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Support Agreement and to perform the Holder’s obligations hereunder;

(b) this Support Agreement has been duly executed and delivered by the Holder, and, assuming this Support Agreement constitutes a valid and binding obligation of Obsidian and Galera, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that each of Obsidian and Galera is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Support Agreement;

(c) the Holder is the record or beneficial owner of the Obsidian Shares and does not beneficially own any securities of Obsidian other than the shares of Obsidian Common Stock and rights to purchase or otherwise acquire shares of Obsidian Common Stock set forth in Exhibit A;

(d) the execution and delivery of this Support Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder;

(e) as of the date of this Support Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder;

(f) (i) the Holder does not have any agreement, arrangement, or understanding, whether written or oral, formal or informal, with any other holder of Obsidian Common Stock to act together for the purpose of acquiring, holding, voting, or disposing of shares of Obsidian Common Stock, nor does the Holder otherwise act in concert with any other holder of Obsidian Common Stock in connection with the exercise of any rights or powers arising from the ownership of Obsidian Common Stock and (ii) without limiting the generality of the foregoing, the Holder is not a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with any other holder of any equity securities of Obsidian for the purpose of acquiring, holding, voting, or disposing of equity securities of Obsidian; and

(g) the Holder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of Obsidian, and this Agreement with counsel of the Holder’s own choosing. The Holder has had an opportunity to review with its own tax advisors the tax consequences of the Mergers and the Contemplated Transactions. The Holder understands that it must rely solely on its advisors and not on any statements or representations made by Obsidian or Galera, or any of their respective agents or representatives. The Holder understands that the Holder (and not Obsidian, Galera or Parent) shall be responsible for the Holder’s tax liability that may arise as a result of the Obsidian Merger or the transactions contemplated by the Merger Agreement. The Holder understands and acknowledges that Obsidian, Galera, Parent, Obsidian Merger Sub and Galera Merger Sub are entering into the Merger Agreement in reliance upon the Holder’s execution, delivery and performance of this Agreement.

5. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Support Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Support Agreement solely in the Holder’s capacity as a record or beneficial owner of Obsidian Common Stock and not in such Holder’s capacity as a director, officer or employee of Obsidian or in the Holder’s capacity as a trustee or fiduciary of any Obsidian Equity Plans and (b) nothing in this Support Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of Obsidian from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of Obsidian or in the Holder’s capacity as a trustee or fiduciary of any Obsidian Equity Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Support Agreement.

6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

a. if to Obsidian, to:

Obsidian Therapeutics, Inc.

1030 Massachusetts Avenue

Cambridge, MA 02138

Attn: Chief Financial Officer

Email: [***]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: William Collins; Gabriela Morales-Rivera; Tevia K. Pollard

Email: WCollins@goodwinlaw.com; GMoralesRivera@goodwinlaw.com;

TPollard@goodwinlaw.com

b. if to Galera, to:

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

Attn: Mel Sorensen; Joel Sussman

Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Ave

New York, NY 10019

Attn: Asher Rubin, John Butler

Phone: (410) 559-2881, (212) 839-8513

Email: arubin@sidley.com, john.butler@sidley.com

c. if to the Holder, at the e-mail address on the signature page hereto.

7. Termination. This Support Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that (i) decreases the Obsidian Exchange Ratio or changes the form or reduces the amount of the consideration payable to shareholders of Obsidian in the Contemplated Transactions or (ii) increases the Galera Exchange Ratio or changes the form or increases the amount of the consideration payable to shareholders of Galera in the Contemplated Transactions, (c) the Outside Date, unless the Outside Date is extended for an additional ninety (90) day period as set forth in the Merger Agreement (but without taking into account any extension thereof agreed by the parties following the date of this Support Agreement), (d) the Obsidian Effective Time and (e) such date and time as a written agreement executed by the parties hereto to terminate this Support Agreement is effective (such date, the “Termination Date”).

8. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Support Agreement and continuing until the Termination Date, in furtherance of this Support Agreement, the Holder hereby authorizes Obsidian or its counsel to notify Obsidian’s transfer agent that there is a stop transfer order with respect to all of the Obsidian Shares (and that this Support Agreement places limits on the voting and transfer of such Obsidian Shares).

9. Irrevocable Proxy. By execution of this Agreement, the Holder does hereby appoint Obsidian and any of its designees with full power of substitution and resubstitution, as the Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Holder’s rights with respect to the Obsidian Shares, to vote and exercise all voting and related rights, including the right to sign the Holder’s name (solely in its capacity as a stockholder) to any stockholder consent, if the Holder fails to vote his, her or its Obsidian Shares, or otherwise fails to perform or comply with such Stockholder’s obligations under this Agreement, solely with respect to the matters set forth in Section 1(a)

hereof by 5:00 p.m. (Eastern Time) on the day immediately preceding the meeting date (or date upon which written consents are requested to be submitted), provided the Holder has received information regarding the meeting or request for written consent at least five (5) Business Days before such shareholder meeting or any consent solicitation or other vote taken of Obsidian’s stockholders. The Holder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date, hereby revokes (or agrees to cause to be revoked) any proxy previously granted by the Holder with respect to the Obsidian Shares and represents that none of such previously-granted proxies are irrevocable. The Holder hereby affirms that the proxy set forth in this Section 9 is given in connection with, and granted in consideration of, and as an inducement to Obsidian, Galera, Parent, Obsidian Merger Sub and Galera Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Holder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of the Holder and the obligations of the Holder shall be binding on the Holder’s heirs, personal representatives, successors, transferees and assigns. The Holder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Obsidian Shares with respect to the matters set forth in Section 1 until after the Termination Date. With respect to any Obsidian Shares that are owned beneficially by the Holder but are not held of record by the Holder (other than shares beneficially owned by the Holder that are held in the name of a bank, broker or nominee), the Holder shall take all action necessary to cause the record holder of such Obsidian Shares to grant the irrevocable proxy and take all other actions provided for in this Section 9 with respect to such Obsidian Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date.

10. Obsidian Board Adverse Recommendation Change. In the event of a Obsidian Board Adverse Recommendation Change made in compliance with the terms of the Merger Agreement, then the aggregate number of Obsidian Shares hereunder shall be reduced (with such reduction applying to each Holder, subject to a similar voting agreement, on a pro rata basis in accordance with each Holder’s relative Obsidian Shares and rounded up to the nearest whole Obsidian Share) without any action by Obsidian or the Holders such that the number of Obsidian Shares held, collectively, by all Holders, subject to a similar voting agreement, shall represent in the aggregate that number of shares (after such reduction) equal to twenty-five percent (25%) of the outstanding shares of Obsidian Common Stock.

11. Waiver of Appraisal Rights. The Holder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of Delaware Law, in connection with the Obsidian Merger.

12. No Legal Actions. The Holder will not in its capacity as a stockholder of Obsidian bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Holder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Obsidian Board, constitutes a breach of any fiduciary duty of the Obsidian Board or any member thereof.

13. Entire Agreement. This Support Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and is fully binding on the parties hereto.

14. Counterparts. This Support Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

15. Assignment. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Support Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

16. Amendment. This Support Agreement may not be amended or modified except in writing signed by each of the parties hereto.

17. Governing Law; Jurisdiction; Waiver of Jury Trial. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Support Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

18. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Support Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Support Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

19. Expenses. All fees, costs and expenses incurred in connection with this Support Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

20. Non-Recourse. This Support Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Support Agreement, or the negotiation, execution or performance of this Support Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, direct or indirect general or limited partner, direct or indirect stockholder, direct or indirect equityholder, direct or indirect controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing, shall have any liability to the Holder, Obsidian or Galera for any obligations or liabilities of any party under this Support Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Support Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

Agreed to and Acknowledged as of the date first set forth above:

OBSIDIAN:

OBSIDIAN THERAPEUTICS, INC.

By:
Name:
Title:

GALERA:

GALERA THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

Exhibit A

Obsidian Shares

Holder	Obsidian Common Stock	Obsidian Preferred Stock	Obsidian Options	Obsidian Warrants

Exhibit 10.3

LOCK-UP AGREEMENT

[•], 2026

Obsidian Therapeutics, Inc.

1030 Massachusetts Avenue

Cambridge, MA 02138

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Obsidian Therapeutics, Inc., a Delaware corporation (the “Company”), has entered into an Agreement and Plan of Merger, dated as of April 14, 2026 (as the same may be amended from time to time, the “Merger Agreement”) with Galera Therapeutics, Inc., a Delaware corporation (“Galera”), Gazelle Parent, Inc., a Delaware corporation (“Parent”), Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent and, solely prior to the Closing, the Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock (including without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise of an option to purchase Parent Common Stock or warrant or settlement of a Parent restricted stock unit) that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the “Undersigned’s Shares”);

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Parent Common Stock or other securities, in cash or otherwise;

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock (other than such rights set forth in the Merger Agreement or the obligations of the Company or the combined company under that certain Registration Rights Agreement dated as of [•], 2026 entered into by and among Galera and the several investors signatory thereto); or

(iv)	publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement, or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management or advisement with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, including, without limitation, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Parent; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Parent Common Stock (including a net or cashless exercise of an option to purchase Parent Common Stock), and any related transfer of shares of Parent Common Stock to Parent or sale of Parent Common Stock in the open market, in each case, for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) during the Restricted Period due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock held by the undersigned following such exercise and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

2

(d) the exercise of an option to purchase shares of Parent Common Stock (including a net or cashless exercise of an option to purchase shares of Parent Common Stock ), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Parent Common Stock, and transfers to Parent, or sales of Parent Common Stock in the open market, in connection with the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Parent Common Stock settled in Parent Common Stock, in each case, to pay any tax withholding obligations due during the Restricted Period; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock held by the undersigned following such vesting or settlement and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) for the transfer of Parent Common Stock; provided that such plan does not provide for any transfers of Parent Common Stock during the Restricted Period, or the sale of Parent Common Stock pursuant to a 10b5-1 Plan existing as of the date of the Merger Agreement (which, for clarity, shall not be amended during the Restricted Period, but may be terminated during the Restricted Period);

(g) transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement) by the undersigned of or relating to shares of capital stock or other securities of Parent purchased or acquired by the undersigned on the open market, in a public offering by Parent, or that otherwise do not involve or relate to shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company;

(h) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent that is approved by Parent’s Board of Directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(i) pursuant to an order of a court or regulatory agency;

(j) transfers, sales, dispositions or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement), by the undersigned relating to shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of Galera, if any, purchased from Galera pursuant to the Concurrent PIPE Financing (as defined in the Merger Agreement) (the “Galera Concurrent PIPE Financing Released Shares”) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Concurrent PIPE Financing. The number of Galera Concurrent PIPE Financing Released Shares held by each stockholder of Galera is set forth opposite his, her or its name on Schedule I to this Lock-Up Agreement under the heading “Galera Concurrent PIPE Financing Released Shares”;

3

and provided, further, that, with respect to each of (a), (b), (c), (d), (e) and (f) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase shares of Parent Common Stock or in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Parent Common Stock settled in Parent Common Stock that would otherwise expire during the Restricted Period, provided that (1) reasonable notice shall be provided to Parent prior to any such filing and (2) such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock or any other securities convertible into or exercisable or exchangeable for Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement. Notwithstanding anything to the contrary contained herein, this Lock-Up Agreement will automatically terminate and the undersigned shall be released from all obligations under this Lock-Up Agreement upon the earliest to occur, if any, of (i) the Company advising the undersigned in writing that it has determined not to proceed with the Contemplated Transactions or (ii) the Merger Agreement being validly terminated pursuant to its terms.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to seek an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.

4

In the event that any holder of Parent’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent (or prior to the Closing, the Company), including through any written consent granted under subparagraph (a)(ii)(E) above, to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder or is granted an early release from the restrictions described herein during the Restricted Period, the same percentage of shares of the Undersigned’s Shares shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission or early release has been granted by Parent, and solely prior to the Closing, the Company, to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s shares of Parent Common Stock that, when combined with all such other such permissions and early releases, represent an aggregate amount in excess of [•]% of the number of shares of Parent Common Stock originally subject to a substantially similar agreements. Parent shall notify the undersigned of any Pro-Rata Release of its shares on the same day that any permission that triggers the Pro-Rata Release is granted.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with the Merger Agreement and to the undersigned at his, her or its address or email address (providing confirmation of transmission) set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

5

Very truly yours,

Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Email Address:

Accepted and Agreed By Gazelle Parent, Inc.

By:
Name:
Title:

Accepted and Agreed by Obsidian Therapeutics, Inc.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

SCHEDULE I

Galera Concurrent PIPE Financing Released Shares

Investor	Galera Concurrent PIPE Financing Released Shares

[Signature Page to Lock-Up Agreement]

Exhibit 10.4

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is dated as of April 14, 2026, by and among Galera Therapeutics, Inc., a Delaware corporation (the “Company”), Gazelle Parent, Inc., a Delaware corporation (“Parent”) (solely with respect to Sections 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.33 and 5.12 hereof), Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”) (solely with respect to Section 5.3 hereof), and each of the Persons listed on Exhibit A attached to this Agreement (each, an “Investor” and together, the “Investors”).

WHEREAS, the Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

WHEREAS, each Investor, severally and not jointly, wishes to purchase, and the Company wishes to issue and sell, upon the terms and conditions stated in this Agreement, an aggregate of approximately $350,000,000 worth of shares (the “Preferred Shares”) of Series C Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”) of the Company, at a per share purchase price equal to the Share Price (as defined below), having the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions as specified in the Certificate of Designations, substantially in the form attached hereto as Exhibit B (the “Certificate of Designations”), which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), in accordance with the terms set forth in the Certificate of Designations.

WHEREAS, contemporaneously with the sale of the Preferred Shares, the Company and the Investors will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights with respect to the Exchange Shares (as defined in the Registration Rights Agreement) under the Securities Act and applicable state securities laws;

WHEREAS, the Company is party to that certain Agreement and Plan of Merger by and among the Company, Obsidian, Parent, Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Onyx Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Gazelle Merger Sub”), dated April 14, 2026 (as amended from time to time in accordance with the terms thereof and Section 5.13 hereof, and as supplemented by any disclosure schedules or letters thereto, the “Merger Agreement”), pursuant to which (i) Onyx Merger Sub will merge with and into Obsidian and Obsidian will become a wholly-owned subsidiary of Parent (the “Obsidian Merger”) and (ii) Gazelle Merger Sub will merge with and into Galera and Galera will become a wholly-owned subsidiary of Parent (the “Galera Merger” and, together with the Obsidian Merger, the “Mergers”), with Parent acting as the parent company for the combined businesses of Obsidian and Galera;

WHEREAS, upon consummation of the Mergers and pursuant to the terms and conditions in the Merger Agreement, the Conversion Shares shall be exchanged for Exchange Shares on the Closing Date (as defined in the Merger Agreement); and

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and each Investor, severally and not jointly, agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“2026 SEC Reports” means (a) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, (b) any Quarterly Reports on Form 10-Q filed in 2026, (c) proxy statements, or (d) any Current Reports on Form 8-K filed or furnished (as applicable) by the Company after January 1, 2026 and prior to the Business Day immediately preceding the date hereof, together in each case with any documents incorporated by reference therein or exhibits thereto.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

“Aggregate Purchase Amount” has the meaning set forth in Section 2.2 hereof.

“Agreement” has the meaning set forth in the recitals hereof.

“Benefit Plan” or “Benefit Plans” means employee benefit plans as defined in Section 3(3) of ERISA and all other employee benefit practices or arrangements, including, without limitation, any such practices or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company or any of its Subsidiaries is obligated to contribute for employees or former employees of the Company and its Subsidiaries.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Bylaws” means the Amended and Restated Bylaws of the Company, as currently in effect and as in effect on the Closing Date.

“Certificate of Designation” has the meaning set forth in the recitals hereof.

“Certificate of Incorporation” means the Restated Certificate of Incorporation of the Company, as amended, as currently in effect and as in effect on the Closing Date.

“Closing” has the meaning set forth in Section 2.2 hereof.

“Closing Date” has the meaning set forth in Section 2.2 hereof.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Common Stock Equivalents” means any securities of the Company that would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” means the Company for all periods prior to the occurrence of each of the Obsidian Effective Time and the Galera Effective Time (each, as defined in the Merger Agreement) and Parent for all periods following the occurrence of each of the Obsidian Effective Time and the Galera Effective Time.

“Confidential Data” has the meaning set forth in Section 3.30 hereof.

“Conversion Shares” has the meaning set forth in the recitals hereof.

“DGCL” means the Delaware General Corporation Law, as amended or superseded from time to time.

“Disclosure Document” has the meaning set forth in Section 5.3 hereof.

“Disclosure Time” has the meaning set forth in Section 5.3 hereof.

“Drug Regulatory Agency” means the U.S. Food and Drug Administration (“FDA”) or other foreign, state, local or comparable governmental authority responsible for regulation of the research, development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biological products and drug or biological product candidates.

“Environmental Laws” has the meaning set forth in Section 3.15 hereof.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Financial Statements” has the meaning set forth in Section 3.8 hereof.

“Fundamental Representations” means the representations and warranties made by the Company in Sections 3.1 (Organization and Power), 3.2 (Capitalization), 3.4 (Authorization), 3.5 (Valid Issuance), 3.6 (No Conflict), 3.7 (Consents), 3.8 (SEC Filings; Financial Statements), 3.18 (OTCQB Stock Market), 3.19 (Sarbanes-Oxley Act), 3.23 (Price Stabilization of Common Stock), 3.24 (Investment Company Act), 3.25 (General Solicitation; No Integration or Aggregation), 3.26 (Brokers and Finders), 3.27 (Reliance by the Investors) and 3.28 (No Additional Agreements).

“Funding Notice” has the meaning set forth in Section 2.2 hereof.

“GAAP” has the meaning set forth in Section 3.8 hereof.

“GDPR” has the meaning set forth in Section 3.31 hereof.

“Governmental Authorizations” has the meaning set forth in Section 3.11 hereof.

“Health Care Laws” has the meaning set forth in Section 3.21 hereof.

“HIPAA” has the meaning set forth in Section 3.21 hereof.

“Indemnified Persons” has the meaning set forth in Section 5.10(a).

“Intellectual Property” has the meaning set forth in Section 3.12 hereof.

“Investor” and “Investors” have the meanings set forth in the recitals hereof.

“IT Systems” has the meaning set forth in Section 3.30 hereof.

“Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that, individually or in the aggregate, (a) was, is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), properties, assets, liabilities, stockholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) materially delays or materially impairs the ability of the Company to timely comply, or prevents the Company from timely complying, with its obligations under this Agreement, the other Transaction Agreements, the Merger Agreement or with respect to the Closing, or would reasonably be expected to do so; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect under subclause (a) of this definition:

(i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company or its Subsidiaries conducts business, provided that the Company or its Subsidiaries are not disproportionately affected thereby;

(ii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, provided that the Company or its Subsidiaries are not disproportionately affected thereby;

(iii) any change that generally affects industries in which the Company and its Subsidiaries conduct business, provided that the Company and its Subsidiaries are not disproportionately affected thereby;

(iv) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, fires or other natural disasters, weather conditions, global pandemics, epidemics or similar health emergencies, and other force majeure events in the United States or any other location, provided that the Company and its Subsidiaries are not disproportionately affected thereby;

(v) national or international political or social conditions (or changes in such conditions), whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, provided that the Company and its Subsidiaries are not disproportionately affected thereby;

(vi) material changes in laws after the date of this Agreement; and

(vii) in and of itself, any material failure by the Company or its Subsidiaries to meet any published or internally prepared estimates of drug development timelines (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(v) of this definition).

“Majority in Interest of the Purchasers” means Investors holding a majority of the Preferred Shares issued and Conversion Shares issuable.

“Merger” has the meaning set forth in the recitals hereof.

“Merger Agreement” has the meaning set forth in the recitals hereof.

“Merger Registration Statement” means registration statement on Form S-4 registering Parent Common Stock (as defined in the Merger Agreement) pursuant to the terms of the Merger Agreement.

“Merger Sub” has the meaning set forth in the recitals hereof.

“Nasdaq” means the Nasdaq Stock Market LLC.

“National Exchange” means (i) on and prior to the Closing Date, the OTCQB Market, and (ii) following the Closing Date, any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market and The Nasdaq Capital Market.

“OTCQB Market” means the Over-The-Counter Quote Bulletin Board – Venture Market.

“Parent” has the meaning set forth in the recitals hereof.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

“Personal Data” has the meaning set forth in Section 3.30 hereof.

“Placement Agents” means Leerink Partners LLC, TD Securities (USA) LLC, Piper Sandler & Co., William Blair & Company, L.L.C., and LifeSci Capital LLC.

“Preferred Shares” has the meaning set forth in the recitals hereof.

“Privacy Laws” has the meaning set forth in Section 3.31 hereof.

“Privacy Statements” has the meaning set forth in Section 3.31 hereof.

“Process” or “Processing” has the meaning set forth in Section 3.31 hereof.

“Registration Rights Agreement” has the meaning set forth in Section 6.1(j) hereof.

“Regulatory Agencies” has the meaning set forth in Section 3.20 hereof.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” has the meaning set forth in the recitals hereof.

“Share Price” has the meaning set forth in Section 2.2(a) hereof.

“Shares” means the Preferred Shares and the Conversion Shares.

“Short Sales” include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act).

“Subsidiaries” has the meaning set forth in Section 3.1 hereof.

“Tax” or “Taxes” means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company or its Subsidiaries, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.

“Tax Returns” means returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

“Transaction Agreements” means this Agreement, the Certificate of Designation, the Registration Rights Agreement and any other documents or agreements explicitly contemplated hereunder.

“Transfer Agent” means, with respect to the Common Stock, Equiniti Trust Company, LLC, or such other financial institution that provides transfer agent services as the Company may engage from time to time and with respect to Parent Common Stock, such financial institution that as of the Closing provides transfer agent services as Parent may engage from time to time.

“Transfer Taxes” means all real property transfer, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes (together with any interest, penalty, or addition thereto) incurred in connection with the transactions contemplated by this Agreement.

2. Purchase and Sale of Securities.

2.1 Purchase and Sale. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Investors, severally and not jointly, agree to purchase, the number of Preferred Shares set forth opposite such Investor’s name on Exhibit A for the “Aggregate Purchase Price” set forth on Exhibit A.

2.2 Closing.

(a) Subject to the satisfaction or waiver of the conditions set forth in Section 6, the closing of the purchase and sale of the Preferred Shares (the “Closing” and the date on which the Closing occurs, the “Closing Date”) shall occur remotely via the exchange of executed documents and funds at such time as agreed to by the Company and a Majority in Interest of the Purchasers. At least five (5) business days prior to the anticipated Closing Date, the Company shall provide written notice to the Investors (the “Funding Notice”) of the anticipated Closing Date, the price per share of Series C Preferred Stock, which shall reflect the Company’s good faith estimate of the value of one share of Common Stock of the Company as of immediately prior to the Closing, multiplied by 100 (the “Share Price”), the number of Preferred Shares to be purchased by each Investor, and the wire instructions for delivery of the Aggregate Purchase Amount. Such wires shall be paid into a segregated escrow fund or trust account designated by the Company in writing (the “Escrow Account”) to be released by the Company only upon satisfaction of each of the closing conditions set forth in this Agreement. In the event the Closing does not occur within two (2) business days of the Closing Date set forth in the Funding Notice, unless otherwise agreed to by the Company and such Investor, the Company shall, or shall cause the escrow agent for the Escrow Account to, promptly (but not later than two (2) business days thereafter) return the Aggregate Purchase Amount to each Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by such Investor. At the Closing, upon release of funds from the Escrow Account, the Preferred Shares shall be issued and registered in the name of such Investor, or in such nominee name(s) as designated by such Investor, representing the number of Preferred Shares to be purchased by such Investor at such Closing as set forth in Exhibit A, in each case against payment to the Company of the purchase price therefor (as the same may be adjusted pursuant to the following sentence, the “Aggregate Purchase Amount”) in full, by wire transfer to the Company of immediately available funds, at or prior to the Closing, in accordance with wire instructions provided by the Company to the Investors in the Funding Notice. In the event (i) Obsidian consummates an Interim Permitted Financing (as defined in the Merger Agreement) prior to the Closing, and (ii) an Investor hereunder funds a portion of such Interim Permitted Financing, such Investor’s Aggregate Purchase Amount hereunder shall be reduced dollar for dollar by an amount equal to such Investor’s Interim Permitted Financing funding amount (as confirmed in writing by such Investor and verified in writing by Obsidian no less than three (3) business days prior to the Closing).

(b) On the Closing Date, the Company will cause the Transfer Agent to issue the Preferred Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 4.10 hereof) and the Company shall provide evidence of such issuance from the Transfer Agent as soon as reasonably practical following the Closing Date to each Investor. If the Closing has not occurred within two (2) Business Days after the anticipated Closing Date or the closing of the Galera Merger and the Obsidian Merger have not occurred within three (3) Business Days after the actual Closing Date, unless otherwise agreed by the Company and such Investor, the Company shall promptly (but no later than one (1) Business Day thereafter) return the previously wired Aggregate Purchase Amount to each respective Investor by wire transfer of United States dollars in immediately available funds to the account specified by each Investor, and any book entries for the Preferred Shares shall be deemed cancelled; provided that, unless this Agreement has been terminated pursuant to Section 7, such return of funds shall not terminate this Agreement or relieve such Investor of its obligation to purchase, or the Company of its obligation to issue and sell, the Preferred Shares at the Closing. Notwithstanding the foregoing and anything in this Agreement to the contrary, as may be agreed to among the Company and one or more Investors, if an Investor is (a) an investment company registered under the Investment Company Act of 1940, as amended, (b) advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (c) otherwise subject to internal policies and/or procedures relating to the timing of funding and issuance of securities, such Investor shall not be required to wire its Aggregate Purchase Amount until it confirms receipt of evidence of the issuance of such Investor’s Preferred Shares as of the Closing Date from the Transfer Agent in form and substance reasonably acceptable to the Investor (and the Company shall use reasonable best efforts to cause the Transfer Agent to deliver such evidence).

(c) Following the Closing Date, the Company shall register the Registrable Securities (as defined in the Registration Rights Agreement) as provided for in the Registration Rights Agreement.

3. Representations and Warranties of the Company. Except as set forth in the 2026 SEC Reports (but excluding the Fundamental Representations, which are not so qualified, and any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), the Company and, solely with regards to Sections 3.2 (Capitalization), 3.3 (Registration Rights), 3.4 (Authorization), 3.5 (Valid Issuance), 3.6 (No Conflict), 3.7 (Consents), 3.33 (Additional Representations and Warranties), and 5.12 (Reservation of Common Stock), Parent, hereby represents and warrants to each of the Investors and the Placement Agents that the statements contained in this Section 3 are true and correct as of the date of this Agreement (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

3.1 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and described in the 2026 SEC Reports and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Company’s subsidiaries (collectively, the “Subsidiaries”) is wholly owned by the Company. Each of the Subsidiaries is duly incorporated or organized, as applicable, and validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable, and has the requisite power and authority to carry on their business as now conducted and to own or lease its properties. Each of the Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification is required unless the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Capitalization. The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the date hereof, (A) 200,000 shares have been designated Galera Series A Preferred Stock, of which no shares are issued and are outstanding, and (B) 119,318.285 shares have been designated Galera Series B Preferred Stock, of which 42,839.11 shares are issued and are outstanding as of the date hereof. Prior to the Closing and upon receipt of, and subject in all respects to, approval of the Galera stockholders and filing of the necessary amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, the authorized capital stock of the Company shall be increased to 400,000,000 shares of Common Stock, with no change to the amount of authorized preferred stock. The Company’s disclosure of its issued and outstanding capital stock in the 2026 SEC Reports containing such disclosure was accurate in all material respects as of the date indicated in such 2026 SEC Reports. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company were issued in violation of any preemptive or other similar rights of any securityholder of the Company which have not been waived, and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties. As of the date of this Agreement, the capital stock of the Company conforms in all material respects to the description thereof contained in the 2026 SEC Reports; and all the outstanding shares of capital stock or other equity interests of each Subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign Subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution, rights of first refusal, rights of participation or similar provisions that will be triggered (which, for the avoidance of doubt, excludes any such anti-dilution, rights of first refusal, rights of participation or similar provision that will be waived in connection with the transactions contemplated by this Agreement and the Merger Agreement) by the issuance of the Preferred Shares or Conversion Shares pursuant to this Agreement. As of the Closing Date, Parent shall have reserved sufficient shares of unissued common stock for the issuance of the Exchange Shares.

3.3 Registration Rights. Except as set forth in the Transaction Agreements and the Merger Agreement or as disclosed in the 2026 SEC Reports, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued, other than such rights and obligations that have expired or been satisfied or waived.

3.4 Authorization. The Company and Parent have all requisite corporate power and authority to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements, including the issuance and sale of the Preferred Shares and the issuance of the Conversion Shares, and in the case of Parent, the Exchange Shares. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of the Shares, and on the part of Parent, its officers, directors and stockholders necessary for the authorization of the Exchange Shares, the authorization, execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated herein, including the issuance and sale of the Shares and the reservation of the Conversion Shares and Exchange Shares, as applicable, has been taken, including, without limitation to the extent applicable, the approval of the Board of Directors (or a committee thereof) in accordance with Section 144(a)(1) or 144(b)(1) of the DGCL. This Agreement has been duly executed and delivered by the Company and Parent and assuming the due authorization, execution and delivery by each Investor and that this Agreement constitutes the legal, valid and binding agreement of each Investor, this Agreement constitutes a legal, valid and binding obligation of the Company and Parent, enforceable against the Company and Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon its execution by the Company, Parent and the other parties thereto and assuming that it constitutes legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company and Parent, enforceable against the Company and Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.5 Valid Issuance. The Preferred Shares being purchased by the Investors hereunder have been duly and validly authorized and, upon issuance pursuant to the terms hereof, against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than restrictions on transfer under applicable state and federal securities laws or as set forth in the Certificate of Designation) and the holder of the Preferred Shares shall be entitled to all rights accorded to a holder of Preferred Shares. The Conversion Shares have been duly and validly authorized and reserved for issuance and, upon issuance in accordance with the Certificate of Designation, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than restrictions on transfer under applicable state and federal securities laws) and the holder of the Conversion Shares shall be entitled to all rights accorded to a holder of Common Stock. As of the Closing Date, the Exchange Shares will have been duly and validly authorized and reserved for issuance and, upon issuance, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than restrictions on transfer under applicable state and federal securities laws) and the holder of the Exchange Shares shall be entitled to all rights accorded to a holder of common stock of Parent. Subject to the accuracy of the representations and warranties made by the Investors in Section 4 hereof, the offer and sale of the Preferred Shares to the Investors is and will be, and the issuance of the Conversion Shares and Exchange Shares will be, in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act and (ii) the registration and qualification requirements of applicable securities laws of the states of the United States.

3.6 No Conflict. Subject to approval of the Nasdaq Listing Application (as defined in the Merger Agreement), the execution, delivery and performance of the Transaction Agreements by the Company and Parent, the issuance and sale of the Preferred Shares and the Exchange Shares and the consummation of the other transactions contemplated by the Transaction Agreements do not and will not (i) violate any provision of the Certificate of Incorporation or Bylaws of the Company or the certificate of incorporation or bylaws of Parent, (ii) conflict with or result in a violation of or default (with or without notice or lapse of time, or the giving of consent or waiver, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any agreement or instrument, credit facility, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company, Parent or any respective Subsidiary or their respective properties or assets, (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company, Parent or any respective or any Subsidiary is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or Parent or its securities are or will be subject (including, without limitation, all applicable listing rules of the OTCQB Market in regard to the Company), or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iv) conflict with, result in a breach of, or require any consent, approval, authorization or waiver under the Merger Agreement that has not been obtained or made, except, in the case of clauses (ii) and (iii), as has not and would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

3.7 Consents. Assuming the accuracy of the representations and warranties of the Investors in Section 4, no consent, approval, authorization, filing with or order of or registration with, any court or governmental agency or body or other Person is required in connection with the authorization, execution or delivery by the Company of the Transaction Agreements, the issuance and sale of the Preferred Shares and the performance by the Company of its other obligations under the Transaction Agreements, except (a) as have been or will be obtained or made under the Securities Act or the Exchange Act, (b) the filing of any requisite notices and/or application(s) to the National Exchange for the issuance and sale of the Shares and the listing of the Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby, (c) customary post-closing filings with the SEC or pursuant to state securities laws in connection with the offer and sale of the Shares by the Company in the manner contemplated herein, which will be filed on a timely basis, (d) the filing of a registration statement required to be filed by the Registration Rights Agreement, (e) the Nasdaq Listing Application or (f) such that the failure of which to obtain has not had and would not have a Material Adverse Effect. All notices, consents, authorizations, orders, filings and registrations which the Company is required to deliver or obtain prior to the Closing pursuant to the preceding sentence have been obtained or made or will be delivered or obtained or effected, and shall remain in full force and effect, on or prior to the Closing.

3.8 SEC Filings; Financial Statements.

(a) The Company has timely filed or furnished, as applicable, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under Section 13, 14(a) and 15(d) of the Exchange Act for the one year preceding the date of this Agreement and is in compliance with General Instruction I.A.3 of Form S-3. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the filed 2026 SEC Reports complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder, and, as of the time they were filed or furnished, none of the filed 2026 SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from the SEC staff with respect to the 2026 SEC Reports. To the Company’s knowledge, none of the 2026 SEC Reports are the subject of an ongoing SEC review. The interactive data in eXtensible Business Reporting Language included in the 2026 SEC Reports fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto. The Company is not, and has never been, and after the Closing will not be, an issuer subject to Rule 144(i) under the Securities Act.

(b) The consolidated financial statements of the Company included in the 2026 SEC Reports (together with the related schedules and notes thereto, collectively, the “Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified, and have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as otherwise noted therein, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods therein specified. Except as set forth in the Financial Statements filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except (i) those incurred in the ordinary course of business, consistent with past practices since the date of such Financial Statements or (ii) liabilities not required under GAAP to be reflected in the Financial Statements, in either case, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

3.9 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Merger Agreement and transactions related thereto, and except as otherwise disclosed in the 2026 SEC Reports, since December 31, 2025: (a) the Company has conducted its business only in the ordinary course of business and there have been no material transactions entered into by the Company or its Subsidiaries; (b) no material change to any material contract or arrangement by which the Company or its Subsidiaries is bound or to which any of its assets or properties is subject has been entered into that has not been disclosed in writing to the Investors and the Placement Agents; and (c) there has not been any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect.

3.10 Absence of Litigation. There is no action, suit, proceeding, arbitration, claim, investigation, charge, complaint or inquiry pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, nor are there any orders, writs, injunctions, judgments or decrees outstanding of any court or government agency or instrumentality and binding upon the Company or any Subsidiary that have had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any director or officer of the Company or any Subsidiary, is, or within the last ten (10) years has been, the subject of any action involving a claim of violation of or liability under federal or state securities laws relating to the Company or such Subsidiary or a claim of breach of fiduciary duty relating to the Company or such Subsidiary.

3.11 Compliance with Law; Permits. None of the Company or any Subsidiary is in violation of, or has received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any governmental body, court or government agency or instrumentality, except for violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have all required licenses, permits, certificates and other authorizations (collectively, “Governmental Authorizations”) from such federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company and its Subsidiaries as currently conducted, except where the failure to possess currently such Governmental Authorizations has not had and is not reasonably expected to have a Material Adverse Effect. None of the Company or any Subsidiary has received any written (or, to the Company’s knowledge, oral) notice regarding any revocation or material modification of any such Governmental Authorization, which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, has or would reasonably be expected to result in a Material Adverse Effect.

3.12 Intellectual Property. The Company and its Subsidiaries own, or have rights to use, all material inventions, patent applications, patents, trademarks, trade names, service names, service marks, copyrights, trade secrets, know how (including unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other intellectual property as described in the 2026 SEC Reports that is necessary for, or used in the conduct of their respective businesses (collectively, “Intellectual Property”), except where any failure to own, possess or acquire such Intellectual Property has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Intellectual Property of the Company and its Subsidiaries has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part. To the Company’s knowledge: (i) there are no third parties who have rights to any Intellectual Property, including no liens, security interests, or other encumbrances; and (ii) there is no infringement by third parties of any Intellectual Property, except, in each case, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. No action, suit, or other proceeding is pending, or, to the Company’s knowledge, is threatened: (A) challenging the Company’s or its Subsidiaries’ rights in or to any Intellectual Property; (B) challenging the validity, enforceability or scope of any Intellectual Property; or (C) alleging that the Company or any of its Subsidiaries infringes, misappropriates, or otherwise violates any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others, except, in each case, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have complied in all material respects with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any of its Subsidiaries in all material respects, and to the Company’s knowledge all such agreements are in full force and effect. To the Company’s knowledge, there are no material defects in any of the patents or patent applications included in the Intellectual Property. The Company and its Subsidiaries have taken all reasonable steps to protect, maintain and safeguard their Intellectual Property.

3.13 Employee Benefits. Except as would not be reasonably likely to result in a Material Adverse Effect, each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act of 2010, as amended, and other applicable laws, rules and regulations. The Company and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules and regulations regarding employment, except for any failures to comply that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. There is no labor dispute, strike or work stoppage against the Company or its Subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the business activities of the Company, except where such dispute, strike or work stoppage is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

3.14 Taxes. The Company and its Subsidiaries have filed all federal, state and foreign income Tax Returns and other Tax Returns required to have been filed under applicable law (or extensions have been duly obtained) and have paid all Taxes required to have been paid by them, except for those which are being contested in good faith and except where failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No assessment in connection with United States federal tax returns has been made against the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or reassessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect. No audits, examinations, or other proceedings with respect to any material amounts of Taxes of the Company and its Subsidiaries are presently in progress or have been asserted or proposed in writing without subsequently being paid, settled or withdrawn. There are no liens on any of the assets of the Company. The Company, at all times since December 31, 2024, has been and continues to be classified as a corporation for U.S. federal income tax purposes. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the period specified in Code Section 897(c)(1)(A)(ii).

3.15 Environmental Laws. The Company and its Subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits and other Governmental Authorizations required under applicable Environmental Laws to conduct its business and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company or any Subsidiary has received since December 31, 2025, any written notice or other communication (in writing or otherwise), whether from a governmental authority or other Person, that alleges that the Company or any Subsidiary is not in compliance with any Environmental Law and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any Subsidiary’s compliance with any Environmental Law in the future, except where such failure to comply has not had and would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company: (i) no current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company or any Subsidiary has received since December 31, 2025, any written notice or other communication relating to property owned or leased at any time by the Company, whether from a governmental authority, or other Person, that alleges that such current or prior owner or the Company or any Subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law.

3.16 Title. Each of the Company and its Subsidiaries has good and marketable title to all personal property owned by it that is material to the business of the Company, free and clear of all liens, encumbrances and defects except such as do not materially and adversely affect the value of such property and do not materially and adversely interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries, as the case may be. Any real property and buildings held under lease by the Company or its Subsidiaries is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially and adversely interfere with the use made and proposed to be made of such property and buildings by the Company or its Subsidiaries, as the case may be. The Company does not own any real property.

3.17 Insurance. The Company carries or is entitled to the benefits of insurance in such amounts and covering such risks that is customary for comparably situated companies and is adequate for the conduct of its and its Subsidiaries’ businesses and the value of its and its Subsidiaries’ properties (owned or leased) and assets, and each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since December 31, 2025, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy.

3.18 OTCQB Stock Market. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the OTCQB Market under the symbol “GRTX.” The Company is in compliance with all listing requirements of the OTCQB Market applicable to the Company. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the OTCQB Market or the SEC, respectively, to prohibit or terminate the listing of the Common Stock on the OTCQB Market or to deregister the Common Stock under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the Common Stock under the Exchange Act.

3.19 Sarbanes-Oxley Act. The Company is, and since December 31, 2025 has been, in compliance in all material respects with all applicable requirements of the Sarbanes-Oxley Act of 2002 and applicable rules and regulations promulgated by the SEC thereunder.

3.20 Clinical Data and Regulatory Compliance. Except as would not reasonably be expected to result in a Material Adverse Effect: (i) the preclinical tests and clinical trials, and other studies used to support regulatory approval (collectively, “studies”) being conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries were and, if still pending, are being conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such studies and with standard medical and scientific research procedures; (ii) each description of the results of such studies is accurate and complete in all material respects and fairly presents the data derived from such studies, and the Company and its Subsidiaries have no knowledge of any other studies the results of which are required to be disclosed in accordance with the Exchange Act and are inconsistent with, or otherwise call into question, the results described or referred to in the 2026 SEC Reports; (iii) the Company and its Subsidiaries have made all such filings and obtained all such approvals as may be required by the FDA or from any other U.S. federal, state or local government or foreign government or Drug Regulatory Agency, or Institutional Review Board, each having jurisdiction over biopharmaceutical products (collectively, the “Regulatory Agencies”) for the conduct of its business; (iv) neither the Company nor any of its Subsidiaries has received any notice of, or correspondence from, any Regulatory Agency requiring the termination or suspension of or imposing any clinical hold on any clinical trials; and (v) the Company and its Subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies.

3.21 Compliance with Health Care Laws. The Company and its Subsidiaries are in compliance in all material respects with all Health Care Laws to the extent applicable to the Company’s current business and research use only products. For purposes of this Agreement, “Health Care Laws” means: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.) and the Public Health Service Act (42 U.S.C. Section 201 et seq.), and the regulations promulgated thereunder; (ii) all applicable federal, state, local and foreign health care fraud and abuse laws, including, without limitation, the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)); (iii) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); (iv) the Patient Protection and Affordable Care Act of 2010, as amended by the

Health Care and Education Reconciliation Act of 2010; (v) the European Union (“EU”) Clinical Trials Regulation (Regulation (EU) No. 536/2014); (vi) the EU Regulation regarding community procedures for authorization and supervision of medicinal products for human and veterinary use and establishing a European Medicines Agency (Regulation (EC) No. 726/2004); (vii) licensure, quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; (viii) all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company or its Subsidiaries, and (ix) the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof. Neither the Company nor any of its Subsidiaries has received written or, to the Company’s knowledge, oral notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product operation or activity is in material violation of any Health Care Laws nor, to the Company’s knowledge, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and its Subsidiaries have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission). Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company, any of its Subsidiaries nor any of their respective employees, officers, directors, or, to the knowledge of the Company, agents has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

3.22 Accounting Controls and Disclosure Controls and Procedures. The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to comply with the requirements of the Exchange Act applicable to the Company and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that the Company maintains records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Board of Directors and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Since the end of the Company’s most recent audited fiscal year, there has been (a) no material weaknesses in the design or operation of the Company’s internal control over financial reporting (whether or not remediated) and (b) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to provide reasonable assurance that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

3.23 Price Stabilization of Common Stock. The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Common Stock to facilitate the sale or resale of the Preferred Shares.

3.24 Investment Company Act. The Company is not, and immediately after receipt of payment for the Preferred Shares will not be, an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

3.25 General Solicitation; No Integration or Aggregation. Neither the Company nor any other Person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Preferred Shares pursuant to this Agreement. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be (i) integrated with the offer and sale of the Preferred Shares pursuant to this Agreement for purposes of the Securities Act or (ii) aggregated with prior offerings by the Company for the purposes of the rules and regulations of the OTCQB Market. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 4, neither the Company nor any of its Affiliates, its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder for the exemption from registration for the transactions contemplated hereby.

3.26 Brokers and Finders. Other than the Placement Agents, neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

3.27 Reliance by the Investors. The Company has a reasonable basis for making each of the representations set forth in this Section 3. The Company acknowledges that each of the Investors will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein.

3.28 No Additional Agreements. There are no agreements or understandings between the Company, on one hand, and any Investor, on the other hand, with respect to the transactions contemplated by the Transaction Agreements other than as specified in the Transaction Agreements (other than confidentiality, nondisclosure, or similar agreements).

3.29 Anti-Bribery and Anti-Money Laundering Laws; Sanctions. Each of the Company, its Subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope, (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (C) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

3.30 Cybersecurity. The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, and are free and clear of all material Trojan horses, time bombs, malware and other malicious code. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls designed to maintain and protect the confidentiality, integrity, availability, privacy and security of all sensitive, confidential or regulated data (“Confidential Data”) used or maintained in connection with their businesses and Personal Data (defined below), and the integrity, availability continuous operation, redundancy and security of all IT Systems. “Personal Data” means the following data used in connection with the Company’s and its Subsidiaries’ businesses and in their possession or control: (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or other tax identification number, driver’s license number, passport number, credit card number or bank information; (ii) information that identifies or may reasonably be used to identify an individual; (iii) any information that would qualify as “protected health information” under HIPAA; and (iv) any information that would qualify as “personal data,” “personal information” (or similar term) under the Privacy Laws. To the Company’s knowledge, there have been no breaches, outages or unauthorized uses of or accesses to the Company’s IT Systems, Confidential Data, or Personal Data that would require notification under Privacy Laws (as defined below). The Company has not received any written notice, complaint, or claim from any Person, or any notice from any Regulatory Agency, alleging that the Company or any Subsidiary has violated or is not in compliance with any Privacy Laws (as defined below) or that the Company or any Subsidiary must undertake, or has failed to undertake, any action to comply with any Privacy Laws.

3.31 Compliance with Data Privacy Laws. The Company and its Subsidiaries are, and at all prior times were, in material compliance with all applicable state, federal and foreign data privacy and security laws and regulations regarding the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing (collectively “Process” or “Processing”) of Personal Data, including without limitation HIPAA, the EU General Data Protection Regulation (“GDPR”) (Regulation (EU) No. 2016/679), all other local, state, federal, national, supranational and foreign laws relating to the regulation of the Company or its Subsidiaries, and the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof (collectively, the “Privacy Laws”). To ensure material compliance with the Privacy Laws, the Company and its Subsidiaries have in place, comply with, and take all appropriate steps necessary to ensure compliance in all material respects with their policies and procedures relating to data privacy and security, and the Processing of Personal Data and Confidential Data (the “Privacy Statements”). The Company and its Subsidiaries have, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, at all times since December 31, 2023 provided accurate notice of its Privacy Statements then in effect to its customers, employees, third party vendors and representatives. None of such disclosures made or contained in any Privacy Statements have been materially inaccurate, misleading, incomplete, or in material violation of any Privacy Laws.

3.32 Transactions with Affiliates and Employees. No relationship, direct or indirect, exists between or among the Company, on the one hand, and any director, officer, stockholder, customer or supplier of the Company, on the other hand, that is required to be described in any forms, statements, certifications, reports and documents required to be filed or furnished with the SEC under the Exchange Act or the Securities Act that has not been so described (or will not be so described, following the Closing) in accordance with the Exchange Act.

3.33 Additional Representations and Warranties. As of the date hereof and as of the Closing Date, (i) the representations and warranties of the Company contained in Article 4 of the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto are true and correct in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects), (ii) to the Company’s knowledge after conducting reasonable due diligence with respect to Obsidian and its business, the representations and warranties of Obsidian contained in Article 3 of the Merger Agreement (as qualified therein and in the disclosure schedules thereto) and in any certificate or other writing delivered by Obsidian pursuant thereto were, true and correct as though given in accordance with Article 3 of the Merger Agreement (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects), and (iii) to the Company’s knowledge, the representations and warranties of Parent contained in Article 5 of the Merger Agreement (as qualified therein and in the disclosure schedules thereto) were true and correct in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects). All necessary corporate action has been duly and validly taken by the Company, Parent, Obsidian (to the Company’s knowledge), Obsidian Merger Sub and Galera Merger Sub to authorize the execution, delivery and performance of the Merger Agreement. The Merger Agreement has been duly and validly authorized, executed and delivered by the Company, Parent, Obsidian (to the Company’s knowledge), Obsidian Merger Sub and Galera Merger Sub and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding agreement of the Company, Parent, Obsidian (to the Company’s knowledge), Obsidian Merger Sub and Galera Merger Sub, enforceable against the Company, Parent, Obsidian (to the Company’s knowledge), Obsidian Merger Sub and Galera Merger Sub in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. The Company has furnished or otherwise made available to each Investor a true and complete executed copy of the Merger Agreement as in effect as of the date hereof.

3.34 Disclosure. The Company confirms that it has not provided, and to the Company’s knowledge, none of its officers or directors nor any other Person acting on its or their behalf (including, without limitation, the Placement Agents) has provided, and it has not authorized the Placement Agents to provide, any Investor or its respective agents or counsel with any information that it believes constitutes material, non-public information except insofar as the existence, provisions and terms of the Transaction Agreements, the Merger Agreement, and the proposed transactions hereunder and thereunder may constitute such information, all of which will be disclosed by the Company in the Disclosure Document as contemplated by Section 5.3 hereof. The Company understands and confirms that the Investors will rely on the foregoing representations in effecting transactions in securities of the Company.

4. Representations and Warranties of Each Investor. Each Investor, severally for itself and not jointly with any other Investor, represents and warrants to the Company and the Placement Agents that the statements contained in this Section 4 are true and correct as of the date hereof (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

4.1 Organization. Such Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

4.2 Authorization. Such Investor has all requisite corporate or similar power and authority to enter into this Agreement and the other Transaction Agreements to which it will be a party and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of such Investor or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Agreements to which it will be a party and the consummation of the other transactions contemplated herein has been taken. The signature of the Investor on this Agreement is genuine and the signatory to this Agreement, if the Investor is an individual, has the legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same on behalf of the Investor. Assuming this Agreement constitutes the legal and binding agreement of the Company, this Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its respective terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflicts. The execution, delivery and performance of the Transaction Agreements by such Investor, the purchase of the Preferred Shares in accordance with their terms and the consummation by such Investor of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Investor (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (i) any provision of the organizational documents of such Investor, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Investor or its respective properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to materially delay or materially hinder the ability of such Investor to perform its obligations under the Transaction Agreements.

4.4 Residency. Such Investor’s residence (if an individual) or offices in which its investment decision with respect to the Preferred Shares was made (if an entity) are located at the address immediately below such Investor’s name on Exhibit A, except as otherwise communicated by such Investor to the Company.

4.5 Brokers and Finders. Such Investor has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

4.6 Investment Representations and Warranties. Each Investor hereby represents and warrants that, it (i) as of the date hereof is, if an entity, a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act; or (ii) if an individual, is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act and has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Preferred Shares. Each Investor further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) that it has not been organized for the purpose of acquiring the Preferred Shares and is an “institutional account” as defined by FINRA Rule 4512(c). Such Investor understands and agrees that the offering and sale of the Preferred Shares has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of such Investor’s representations as expressed herein.

4.7 Intent. Each Investor is purchasing the Preferred Shares solely for investment purposes, for such Investor’s own account and not for the account of others, and not with a view to the resale or distribution of any part thereof (or any Conversion Shares or Exchange Shares) in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such securities in compliance with applicable federal and state securities laws. Notwithstanding the foregoing, if such Investor is purchasing the Preferred Shares as a fiduciary or agent for one or more investor accounts, such Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. Each Investor has no present arrangement to sell the Preferred Shares (or any Conversion Shares or Exchange Shares) to or through any Person or entity. Each Investor understands that the Preferred Shares (and any Conversion Shares and Exchange Shares) must be held indefinitely unless such securities are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Preferred Shares (or any Conversion Shares or Exchange Shares) for any period of time.

4.8 Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks. Each Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Preferred Shares and has knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement and contemplated hereby, and the Investor has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Investor has considered necessary to make an informed investment decision.

Each Investor acknowledges that such Investor (i) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Preferred Shares. Each Investor acknowledges that such Investor is aware that there are substantial risks incident to the purchase and ownership of the Preferred Shares, including those set forth in the Company’s filings with the SEC. Alone, or together with any professional advisor(s), such Investor has adequately analyzed and fully considered the risks of an investment in the Preferred Shares and determined that the Preferred Shares are a suitable investment for the Investor. Each Investor is, at this time and in the foreseeable future, able to afford the loss of such Investor’s entire investment in the Preferred Shares and such Investor acknowledges specifically that a possibility of total loss exists.

4.9 Independent Investment Decision. Such Investor understands that nothing in the Transaction Agreements or any other materials presented by or on behalf of the Company or Obsidian to such Investor in connection with the purchase of the Preferred Shares constitutes legal, tax or investment advice. Such Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Preferred Shares.

4.10 Securities Not Registered; Legends. Such Investor acknowledges and agrees that the Preferred Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and such Investor understands that the Preferred Shares have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Preferred Shares must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by such Investor unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. Such Investor understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of such Investor’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. Such Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Preferred Shares. Such Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Preferred Shares or made any findings or determination as to the fairness of this investment.

Each Investor understands that any book-entry notations evidencing the Preferred Shares may bear the following legend:

“THE OFFER AND SALE OF THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS, OR UNLESS OFFERED, SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS. NOTWITHSTANDING THE FOREGOING, (I) THE SECURITIES MAY BE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE AND (II) THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

In addition, the Preferred Shares may contain a legend regarding affiliate status of the Investor, if applicable, provided that the Company will notify the Investor in advance of Closing if such a legend is to be placed on its Shares.

4.11 Placement Agents. Each Investor hereby acknowledges and agrees that (a) the Placement Agents are acting solely as Placement Agents in connection with the execution, delivery and performance of the Transaction Agreements and the issuance of the Preferred Shares to the Investor and neither the Placement Agents nor any of its Affiliates have acted as an underwriter or in any other capacity and are not and shall not be construed as a fiduciary or financial advisor for such Investor, the Company, Obsidian or any other Person or entity in connection with the execution, delivery and performance of the Transaction Agreements and the issuance and purchase of the Preferred Shares, (b) the Placement Agents have not made and do not make any representation or warranty, whether express or implied, of any kind or character, and the Placement Agents have not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Agreements or with respect to the Preferred Shares, nor is such information or advice necessary or desired, (c) the Placement Agents will not have any responsibility with respect to (i) any representations, warranties or agreements made by any Person or entity under or in connection with the execution, delivery and performance of the Transaction Agreements, or the execution, legality, validity or enforceability (with respect to any Person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or Obsidian, and (d) the Placement Agents will not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Investor, the Company, Obsidian or any other Person or entity), whether in contract, tort or otherwise, to such Investor, or to any Person claiming through it, in respect of the execution, delivery and performance of the Transaction Agreements, except in each case for such party’s own gross negligence, willful misconduct or bad faith. No disclosure or offering document has been prepared by the Placement Agents or any of their respective Affiliates in connection with the offer and sale of the Preferred Shares. Neither the Placement Agents nor any of its Affiliates have made or make any representation as to the quality or value of the Preferred Shares and the Placement Agents and its Affiliates may have acquired non-public information with respect to the Company or Obsidian which the Investor agrees need not be provided to it. On behalf of itself and its Affiliates, the Investor releases the Placement Agents in respect of any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) or expenses related to the transactions contemplated by this Agreement and the purchase and sale of the Preferred Shares hereunder, except in each case for the Placement Agents’ gross negligence, willful misconduct or bad faith. Each Investor agrees not to commence any litigation or bring any claim against the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the transactions contemplated by this Agreement and the purchase and sale of the Preferred Shares hereunder, except in each case for the Placement Agents’ gross negligence, willful misconduct or bad faith. This undertaking is given freely and after obtaining independent legal advice.

4.12 No General Solicitation. Each Investor acknowledges and agrees that the Investor is purchasing the Preferred Shares directly from the Company. Such Investor became aware of this offering of the Preferred Shares solely by means of direct contact from the Placement Agents or directly from Obsidian or the Company as a result of a pre-existing, substantive relationship with Obsidian, the Company or the Placement Agents, and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, Affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Preferred Shares were offered to such Investor solely by direct contact between such Investor, on the one hand, and Obsidian, the Company, the Placement Agents and/or their respective representatives, on the other hand. Such Investor did not become aware of this offering of the Preferred Shares, nor were the Preferred Shares offered to such Investor, by any other means, and none of Obsidian, the Company, the Placement Agents and/or their respective representatives acted as investment advisor, broker or dealer to such Investor. Such Investor is not purchasing the Preferred Shares as a result of any advertising or, to its knowledge, general solicitation, within the meaning of the Securities Act.

4.13 Access to Information. In making its decision to purchase the Preferred Shares, each Investor has relied solely upon independent investigation made by such Investor, and upon the representations, warranties and covenants of the Company set forth herein. Such Investor acknowledges and agrees that such Investor has received such information as such Investor deems necessary in order to make an investment decision with respect to the Preferred Shares, including, with respect to the Company and Obsidian. Without limiting the generality of the foregoing, each Investor acknowledges that copies of the 2026 SEC Reports are available on Edgar at www.sec.gov. Each Investor acknowledges and agrees that such Investors and such Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information from Obsidian and the Company regarding Obsidian, the Company, their respective businesses and the terms and conditions of the offering of the Preferred Shares as such Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Preferred Shares and that such Investor has independently made its own analysis and decision to invest in the Company. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

4.14 Certain Trading Activities. Other than consummating the transaction contemplated hereby, such Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Investor was first contacted by the

Company or any other Person regarding the transaction contemplated hereby and ending immediately prior to execution of this Agreement. Notwithstanding the foregoing, (i) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Preferred Shares covered by this Agreement and (ii) in the case of an Investor whose investment adviser utilized an information barrier with respect to the information regarding the transactions contemplated hereunder after first being contacted by the Company, Obsidian or such other Person representing the Company or Obsidian, the representation set forth above shall only apply after the point in time when the portfolio manager who manages such Investor’s assets was informed of the information regarding the transactions contemplated hereunder and, with respect to the Investor’s investment adviser, the representation set forth above shall only apply with respect to any purchases or sales, including Short Sales, of the securities of the Company on behalf of other funds or investment vehicles for which the Investor’s investment adviser is also an investment adviser or subadviser after the point in time when the portfolio manager who manages the assets of such other funds or investment vehicles for which the Investor’s investment adviser is also an investment adviser or sub-adviser was informed of the information regarding the transactions contemplated hereunder. Other than to other Persons party to this Agreement and to its advisors and agents who had a need to know such information, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

4.15 Regulation M. Such Investor is aware that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities and other activities with respect to the Preferred Shares by the Investors.

5. Covenants.

5.1 Further Assurances. After the date hereof, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions hereof and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof. Each Investor acknowledges that the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 are no longer accurate, and the Company agrees to promptly notify each Investor and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 3 are no longer accurate.

5.2 Listing. Prior to the Closing, the Company shall use reasonable best efforts to maintain the listing and trading of the Common Stock on the OTCQB Market and, in accordance therewith, will use reasonable best efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of the OTCQB Market. Parent shall also use its reasonable best efforts to take all steps necessary to cause the Exchange Shares to be approved for listing on one of the listing markets of the Nasdaq Stock Market LLC as promptly as possible and to comply in all material respects with Parent’s reporting, filing and other obligations under the rules and regulations of the Nasdaq Stock Market LLC. The Company agrees to use, and will cause Parent to use, commercially reasonable efforts to maintain the eligibility of the Exchange Shares for electronic transfer through an established clearing corporation, including, without limitation, by timely payment of fees to such clearing corporation in connection with such electronic transfer.

5.3 Disclosure of Transactions.

(a) The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date hereof (provided that, if this Agreement is executed between midnight and 9:00 a.m., New York City time on any Business Day, no later than 9:01 a.m. on the date hereof), issue a press release and ensure that the Company shall substantially contemporaneously file with the SEC a Current Report on Form 8-K (including all exhibits thereto, the “Disclosure Document” and the actual filing of such press release and/or Current Report on Form 8-K, the “Disclosure Time”) disclosing (i) all material terms of the transactions contemplated hereby and by the other Transaction Agreements and the Merger Agreement and attaching this Agreement, the other Transaction Agreements and the Merger Agreement as exhibits to such Disclosure Document, and (ii) all material non-public information concerning the Company, Obsidian, the transactions contemplated hereby or the transactions contemplated by the Merger Agreement disclosed to the Investors prior to the Disclosure Time. Following the Disclosure Time, no Investor shall be in possession of any material non-public information received from the Company, Obsidian, their respective Subsidiaries or any of their respective officers, directors, employees or agents (including the Placement Agents). Without limiting the terms of the Registration Rights Agreement, from and after the issuance of the Disclosure Document, the Company shall not provide material non-public information to any Investor, unless otherwise specifically agreed in writing by such Investor prior to any such disclosure. Notwithstanding the foregoing, certain Investors may be in possession of additional confidential information, including certain non-public clinical updates, of Obsidian. Obsidian hereby agrees that it shall make public such confidential information by 5:00 p.m. EST on June 2, 2026. The Company and Obsidian understands and confirms that the Investors will rely on the foregoing representations in effecting securities transactions.

(b) Notwithstanding anything in this Agreement to the contrary, the Company shall not disclose the name of any Investor or any of its Affiliates or advisors, or include the name of any Investor or any of its Affiliates or advisors in any marketing materials (whether or not made publicly available), press release, public announcement or filing with the SEC (other than any registration statement contemplated by the Merger Agreement or the Registration Rights Agreement) or any regulatory agency, without the prior written consent of such Investor, except (i) as required by the federal securities law in connection with (A) any registration statement contemplated by the Merger Agreement or the Registration Rights Agreement and (B) the filing of final Transaction Agreements with the SEC or pursuant to other routine proceedings of regulatory authorities, or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of the OTCQB Market or Nasdaq, provided that the Company shall use commercially reasonable efforts to provide the Investors with prior written notice of and a reasonable opportunity to review such disclosure permitted under foregoing clauses (i) and (ii).

5.4 Integration. The Company shall not, and shall use its reasonable best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Preferred Shares in a manner that would require the registration under the Securities Act of the sale of the Preferred Shares to the Investors, or that will be integrated with the offer or sale of the Preferred Shares for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.5 Removal of Legends. Once the Resale Registration Statement (as defined in the Registration Rights Agreement) covering the resale of the Exchange Shares is declared or becomes effective, the Company shall instruct its Transfer Agent to remove all restrictive legends (other than, if applicable, an “affiliate” legend) within five (5) business days from such date, including the legend set forth in Section 4.10 above (or, in the event that Exchange Shares are issued after the Merger Registration Statement is declared effective, the Exchange Shares shall be issued without restrictive legends). Further, (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) in connection with any sale, assignment, transfer or other disposition of Exchange Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares, (iii) if the Exchange Shares are eligible for sale under Rule 144 without the need to comply with the current information requirement contained in Rule 144(c), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), if requested by the Investor by notice to the Company, the Company shall request its transfer agent to remove any restrictive legends related to the book entry account holding such shares and make a new, unlegended entry for such book entry shares without restrictive legends as soon as reasonably practicable (but no later than five (5) business days) following any such request therefor from the Investor, provided that the Company has timely received from the Investor customary representations and other documentation reasonably acceptable to the Company in connection therewith. The Company shall cause its counsel to issue a legal opinion to its transfer agent or the Investor promptly if required by the transfer Agent to effect the removal of the legend hereunder, or if requested by an Investor, respectively. The Company shall be responsible for the fees of its transfer agent and its legal counsel associated with such legend removal.

5.6 Withholding Taxes. Each Investor agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

5.7 Fees. The Company shall be solely responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by an Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agents.

5.8 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Agreements.

5.9 Reporting Status. The Company shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.

5.10 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Investor and its Affiliates and each Person who controls such Investor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject (i) as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Agreements or (ii) as a result of or arising out of any action, claim or proceeding, pending or threatened, against an Indemnified Person in any capacity by any stockholder of the Company who is not an Affiliate of the Indemnified Person, whether directly or in a derivative capacity, with respect to the transactions contemplated by the Transaction Agreements (unless such action, claim or proceeding is based upon a breach of such Investor’s representations, warranties or covenants under the Transaction Agreements), and in each case will reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person. For the avoidance of doubt, the indemnification obligations of the Company set forth in this Section 5.10 shall apply whether or not the transactions contemplated by this Agreement are consummated, provided that the applicable breach or action giving rise to indemnification occurred prior to or in connection with the Closing.

(b) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person or (c) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

5.11 Reserved.

5.12 Reservation of Common Stock. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Conversion Shares. Prior to the Closing, Parent shall reserve and shall thereafter keep at all times, free of preemptive rights, a sufficient number of shares of common stock for purposes of enabling Parent to issue the Exchange Shares.

5.13 No Amendment or Waiver of Merger Agreement Terms. The Company shall not, between the date hereof and the Closing Date, and shall not permit any of its Subsidiaries to, amend, modify, supplement, terminate or waive (or fail to contest an action regarding a breach of or agree to amend, modify, supplement, terminate or waive) any provision of the Merger Agreement or any other Transaction Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that an Investor would reasonably expect to receive pursuant to this Agreement without the prior written consent of a Majority in Interest of the Purchasers, it being agreed that any amendment or modification to the definition of “Exchange Ratio” shall be deemed to materially and adversely affect the benefits that the Investors would reasonably expect to receive under this Agreement. In seeking any such consent, the Company shall not disclose any material nonpublic information pertaining to the Company, Parent, Obsidian or their respective operations.

5.14 Reserved.

5.15 Reserved.

5.16 Equal Treatment of Investors. No consideration shall be offered or paid to any Investor to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the Investors. The Company further confirms that there are no side letters or other agreements giving any Investor any additional rights or benefits other than as set forth in the Transaction Agreements (other than confidentiality, nondisclosure, or similar agreements). The Company shall not be entitled to redeem or repurchase any of the Preferred Shares unless such redemption or repurchase is on a pro-rata basis amongst the Investors. For clarification purposes, this provision constitutes a separate right granted to each Investor by the Company and negotiated separately by each Investor and shall not in any way be construed as the Investors acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

5.17 Subsequent Equity Sales. From the date of this Agreement until the later of (a) ninety (90) days after the Closing Date and (b) the Business Day immediately following the effective date of the Registration Statement filed pursuant to the Registration Rights Agreement , the Company shall not (A) except as contemplated by the Merger Agreement, issue shares of Common Stock, Common Stock Equivalents, Parent Common Stock (as defined in the Merger Agreement), or any securities of Parent that would entitle the holder thereof to acquire at any time Parent Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Parent Common Stock (collectively, the “Parent Common Stock Equivalents”), (B) except as contemplated by the Merger Agreement, effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding Common Stock or (C) file with the SEC a registration statement under the Securities Act relating to any shares of Common Stock, Common Stock Equivalents, Parent Common Stock or Parent Common Stock Equivalents, except pursuant to the terms of the Registration Rights Agreement or as contemplated by the Merger Agreement. Notwithstanding the foregoing, the provisions of this Section 5.17 shall not apply to (i) the issuance of the Shares hereunder, the Conversion Shares or the Exchange Shares, (ii) the issuance of Common Stock or Common Stock Equivalents upon the conversion, exercise or vesting of any securities of the Company outstanding on the date of this Agreement or outstanding pursuant to clause (iii) below, (iii) the issuance of any Common Stock or Common Stock Equivalents pursuant to any Company stock-based compensation plans, or (iv) the filing of a registration statement on Form S-8 under the Securities Act to register the offer and sale of securities on an equity incentive plan or employee stock purchase plan, including as required pursuant to the Merger Agreement.

5.18 Blue Sky. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Preferred Shares, Conversion Shares and Exchange Shares for sale and/or issuance to the Investors under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification) and shall provide evidence of such actions promptly upon the written request of any Investors.

6. Conditions of Closing.

6.1 Conditions to the Obligation of the Investors. The several obligations of each Investor to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Preferred Shares being purchased by it at the Closing pursuant to this Agreement, are subject to the satisfaction or waiver in writing (by each such investor) of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all respects as of the date hereof except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all respects as of such earlier date, and the representations and warranties of the Company contained herein shall be true and correct in all material respects as of the Closing Date, as though made on and as of such date, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects and except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

(b) Performance. The Company shall have performed in all material respects the obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

(c) No Injunction. The purchase of and payment for the Preferred Shares by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d) Consents. The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Preferred Shares, all of which shall be in full force and effect.

(e) Transfer Agent. The Company shall have furnished all required materials to the Transfer Agent to reflect the issuance of the Preferred Shares at the Closing.

(f) Adverse Changes. Since the date hereof, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect, an Obsidian Material Adverse Effect or a Galera Material Adverse Effect (each, as defined in the Merger Agreement).

(g) Opinion of Company Counsel. The Company shall have delivered to the Investors and the Placement Agents the opinion of Sidley Austin LLP, dated as of the Closing Date, in customary form and substance to be reasonably agreed upon with the Placement Agents and a Majority in Interest of the Purchasers and addressing such legal matters as the Placement Agents and a Majority in Interest of the Purchasers and the Company reasonably agree.

(h) Compliance Certificate. An authorized officer of the Company shall have delivered to the Investors at the Closing Date a certificate, in form and substance reasonably acceptable to a Majority in Interest of the Purchasers, certifying that the conditions specified in Sections 6.1(a) (Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents), 6.1(f) (Adverse Changes), 6.1(k) (Listing Requirements), 6.1(l) (Minimum Financing Amount), 6.1(m) (Mergers) and 6.1(n) (Certificate of Designation) of this Agreement have been fulfilled.

(i) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Investors at the Closing Date a certificate certifying (i) the Certificate of Incorporation (including the Certificate of Designation), (ii) the Bylaws, and (iii) resolutions of the Company’s Board of Directors (or an authorized committee thereof) approving this Agreement, the other Transaction Agreements, the transactions contemplated by this Agreement and the issuance of the Shares.

(j) Registration Rights Agreement. Each of the Company and Parent shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”) to the Investors.

(k) Listing Requirements. No stop order or suspension of trading shall have been imposed by the OTCQB Market, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock. Parent Common Stock shall be listed on one of the listing markets of the Nasdaq Stock Market LLC and the Company shall have filed, or shall have caused Parent to file, with Nasdaq the Nasdaq Listing Application and Nasdaq shall have raised no objection to the transactions contemplated in this Agreement, the other Transaction Agreements or the Merger Agreement.

(l) Minimum Financing Amount. The Company shall receive at Closing aggregate proceeds from the purchase of Preferred Shares pursuant to this Agreement of not less than (i) $350,000,000 less (ii) any proceeds received by Obsidian in connection with the Interim Permitted Financing.

(m) Mergers. The conditions to the closing of the Mergers shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), as determined in the Company’s reasonable discretion (which conditions to closing of the Mergers shall not have been amended or waived in any manner that materially and adversely affects the Investors).

(n) Certificate of Designation. The Company shall have received a certified copy of the Certificate of Designation, as filed with the Secretary of State of the State of Delaware.

(o) Stock Split and Share Increase. The Company shall have affected the Galera Reverse Stock Split and the Galera Authorized Common Stock Increase (each as defined in the Merger Agreement).

6.2 Conditions to the Obligation of the Company. The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to each Investor the Preferred Shares to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of each Investor in Section 4 hereto shall be true and correct in all respects as of the date hereof and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Agreement as of the Closing Date.

(b) Performance. Each Investor shall have performed or complied with in all material respects all obligations and conditions herein required to be performed or observed by such Investor on or prior to the Closing Date.

(c) Injunction. The purchase of and payment for the Preferred Shares by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(d) Registration Rights Agreement. Each Investor shall have executed and delivered the Registration Rights Agreement to the Company in the form attached as Exhibit C.

(e) Payment. Except as may be agreed to among the Company and such Investor in accordance with Section 2.2, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the number of Preferred Shares being purchased by each Investor at the Closing as set forth in Exhibit A.

7. Termination.

7.1 Termination. The obligations of the Company, on the one hand, and each Investor, on the other hand, to effect the Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and a Majority in Interest of the Purchasers prior to the Closing;

(ii) By the Company, if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment and shall not have been waived by the Company;

(iii) By an Investor, solely as to itself, if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment and shall not have been waived by such Investor; or

(iv) By either the Company or an Investor, solely as to itself, if the Closing has not occurred on or before the Outside Date (as defined in the Merger Agreement, as in effect on the date hereof and as may be extended solely with the prior written consent of a Majority in Interest of the Purchasers), provided, however, that the Outside Date may not be extended to any date that is more than eighteen (18) months following the date hereof without the Investors’ prior written consent;

provided, however, that, in the case of clauses (ii) through (iv) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in the Transaction Agreements if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

7.2 Notice. In the event of termination pursuant to Section 7.1, written notice thereof shall be given to each other Investor by the Company. Nothing in this Section 7 shall be deemed to release any party from any liability for any breach by such party of the other terms and provisions of the Transaction Agreements or to impair the right of any party to compel specific performance by any other party of its other obligations under the Transaction Agreements.

8. Miscellaneous Provisions.

8.1 Public Statements or Releases. Except as set forth in Section 5.3 and except for an investor call held prior to the Disclosure Time and the material terms of which are disclosed in the Disclosure Document, neither the Company nor any Investor shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the other party (which consent shall not be unreasonably withheld) other than filings pursuant to Section 13 and/or Section 16 of the Exchange Act or as otherwise required by law, rule or regulation, which, for avoidance of doubt, shall not require the Company’s consent; provided that, the Company shall not publicly disclose the name of any Investor or any Affiliate or investment adviser of any Investor without such Investor’s prior written consent (email being sufficient).

8.2 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The headings in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the first paragraph of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. All matters to be agreed to by any party hereto must be agreed to in writing by such party unless otherwise indicated herein. References to agreements, policies, standards, guidelines or instruments, or to statutes or regulations, are to such agreements, policies, standards, guidelines or instruments, or statutes or regulations, as amended or supplemented from time to time (or to successors thereto).

8.3 Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

(a) If to the Company, addressed as follows:

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, Pennsylvania

Attention: President and Principal Executive Officer

Email Address: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

2850 Quarry Lake Drive, Suite 301

Baltimore, Maryland 21209

Attention: Asher Rubin; Istvan Hajdu; Kayla West

Email Address: arubin@sidley.com; ihajdu@sidley.com; kwest@sidley.com

(b) If to any Investor, at each of its email addresses set forth on Exhibit A or to such e-mail addresses or addresses as subsequently modified by written notice given in accordance with this Section 8.3.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

8.4 Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to Section 232 of the DGCL, as amended or superseded from time to time, with respect to the Preferred Shares at the e-mail address(es) set forth below the Investor’s name on the signature page or Exhibit A, as updated from time to time by notice to the Company in accordance with Section 8.3. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor agrees to promptly notify the Company of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

8.5 Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.6 Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

(b) The Company and each of the Investors hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of the any state court or United States Federal court sitting in the City of Wilmington in the State of Delaware;

(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.3, Exhibit A or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.7 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

8.8 Expenses. Except as expressly set forth in the Transaction Agreements to the contrary, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Preferred Shares and the consummation of the transactions contemplated thereby; provided, however, that the Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), Transfer Taxes, stamp taxes and other taxes (other than income taxes) and duties levied in connection with the delivery of any Preferred Shares, Conversion Shares or Exchange Shares to the Investors.

8.9 Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of an Investor, and (y) the Investors, in the case of the Company, provided that an Investor may, without the prior consent of the Company, (i) assign its rights to purchase the Preferred Shares hereunder to any of its Affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Investor (provided each such assignee agrees to be bound by the terms of this Agreement as an Investor hereunder and makes the same representations and warranties set forth in Section 4 hereof) or (ii) assign its rights hereunder to a permitted transferee of its Preferred Shares or Conversion Shares following the Closing (other than with respect to transfers pursuant to a registration statement or Rule 144) (provided each such assignee agrees to be bound by the terms of this Agreement applicable to the Investor). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.

8.10 Confidential Information.

(a) Each Investor covenants that until the earliest of (i) such time as the transactions contemplated by this Agreement and any material non-public information provided to such Investor are publicly disclosed by the Company in accordance with Section 5.3 (ii) such time the foregoing is required to be disclosed under Section 5.3 and (iii) the termination of this Agreement, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Investor’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by applicable law or regulation or at the request of any governmental or regulatory authority having jurisdiction over such Investor. Each Investor may identify its investment in the Company and the value of such Investor’s security holdings in the Company in accordance with applicable investment reporting and disclosure regulations and respond to examinations, demands, requests or reporting requirements of a regulatory authority without prior notice to or consent from the Company.

(b) The Company may request from the Investors such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of the Investor to acquire the Preferred Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by the Investor confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of the OTCQB Market or another National Exchange, in which case, the Company will use commercially reasonable efforts to notify the applicable Investor and provide such Investor the opportunity to review such disclosure. Each Investor acknowledges that the Company may file a form of this Agreement and the Registration Rights Agreement with the SEC as exhibits to a periodic report or a registration statement of the Company.

8.11 Reliance by and Exculpation of Placement Agents.

(a) Each Investor agrees for the express benefit of the Placement Agents, any of its Affiliates and representatives that (i) neither the Placement Agents nor any of its Affiliates or their representatives have made and will not make any representations or warranties with respect to the Company, Obsidian or the offer and sale of the Preferred Shares, and such Investor will not rely on any statements made by the Placement Agents, orally or in writing, to the contrary, (ii) the Placement Agents are acting solely as the agent of the Company in this placement of the Preferred Shares and is not acting as underwriter or in any other capacity and is not and shall not be construed as fiduciary for the Investor, the Company, Obsidian or any other person or entity in connection with this placement of the Preferred Shares, (iii) such Investor will be responsible for conducting its own due diligence investigation with respect to the Company, Obsidian and the offer and sale of the Preferred Shares, (iv) such Investor will be purchasing Preferred Shares based on the results of its own due diligence investigation of the Company and Obsidian, and the Placement Agents and each of their respective directors, officers, employees, representatives, and controlling persons have made no independent investigation with respect to the Company, Obsidian, the Preferred Shares, or the accuracy, completeness, or adequacy of any information supplied to the Investor by the Company or Obsidian, (vi) such Investor has negotiated the offer and sale of the Preferred Shares directly with the Company and the Placement Agents will not be responsible for the ultimate success of any such investment and (vii) the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment. Each Investor further represents and warrants to the Placement Agents that it, including any fund or funds that it manages or advises that participates in the offer and sale of the Preferred Shares, is permitted under its constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement. This Section 8.11 shall survive any termination of this Agreement.

(b) The Company agrees and acknowledges that the Placement Agents may rely on its representations, warranties, agreements and covenants contained in this Agreement and each Investor agrees that the Placement Agents may rely on such Investor’s representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agents.

(c) Neither the Placement Agents nor any of their respective Affiliates or representatives (1) shall be liable for any improper payment made in accordance with the information provided by the Company or Obsidian; (2) makes any representation or warranty, or has any responsibilities as to the validity, enforceability, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company or Obsidian pursuant to the Transaction Agreements or in connection with any of the transactions contemplated therein; or (3) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by the Transaction Agreements or (y) for anything which any of them may do or refrain from doing in connection with the Transaction Agreements, except in each case for such party’s own gross negligence, willful misconduct or bad faith.

(d) The Company agrees that the Placement Agents and its respective Affiliates and representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, notice, letter or any other document or security delivered to any of them by or on behalf of the Company or Obsidian, and (2) be indemnified by the Company for acting as the Placement Agents hereunder pursuant to the indemnification provisions set forth in the applicable letter agreement(s) between the Company and the Placement Agents.

8.12 Third Parties. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement. Notwithstanding the foregoing, (i) the Placement Agents are an intended third-party beneficiary of the representations and warranties of the Company set forth in Section 3, the representations and warranties of each Investor set forth in Section 4, Section 6.1(g) and Section 8.11 of this Agreement, and (ii) the Indemnified Persons are intended third-party beneficiaries of Section 5.10.

8.13 Independent Nature of Investors’ Obligations and Right. The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance obligations of any other Investor under this Agreement. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group (including a “group” within the meaning of Section 13(d)(3) of the Exchange Act), and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Investors are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. It is expressly understood that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors. The Company acknowledges and each Investor confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Investor also acknowledges that none of Sidley Austin LLP or Mintz, Levin, Cohn, Glovsky, and Popeo, P.C., or Goodwin Procter LLP have rendered legal advice to such Investor. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Investors with the same terms and Transaction Agreements for the convenience of the Company and not because it was required or requested to do so by any Investor.

8.14 Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

8.15 Counterparts. This Agreement may be executed in three (3) or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

8.16 Entire Agreement; Amendments. This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral. No amendment, modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Investors of at least a majority in interest of the Preferred Shares then held by the Investors, provided that if any amendment, modification or waiver disproportionately and adversely impacts an Investor (or group of Investors), the consent of at least seventy five percent (75%) in interest of such disproportionately impacted Investor (or group of Investors) shall also be required. Notwithstanding the foregoing, (i) this Agreement may not be amended or waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion, and (ii) any amendment to Section 2.1, Section 2.2, Section 5.5, Section 5.10, Section 6.1, Section 7.1 or this Section 8.16 shall require the consent of each Investor. No consideration (including any modification of this Agreement) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the parties to this Agreement. The Company, on the one hand, and each Investor, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such Investor or the Company, respectively, with any term or provision hereof or any condition hereto to be performed, complied with or satisfied by such Investor or the Company, respectively. Notwithstanding the foregoing or anything else to the contrary, no amendment, modification, alteration, change or waiver of this Section 8.16 that is material and adverse to the Placement Agents shall be valid without the prior written consent of the Placement Agents, which consent may be granted or withheld in the sole discretion of the Placement Agents.

8.17 Survival. The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Preferred Shares in accordance with their respective terms. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.18 Mutual Drafting. This Agreement is the joint product of each Investor and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.19 Arm’s Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Preferred Shares were determined as a result of arm’s-length negotiations.

8.20 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

GALERA THERAPEUTICS, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

GAZELLE PARENT, INC.*

By:
Name:
Title:

*	Solely with respect to Sections 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.33 and 5.12 of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

OBSIDIAN THERAPEUTICS, INC.*

By:
Name:
Title:

*	Solely with respect to Section 5.3 of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INVESTOR:

[NAME]

By:
Name:
Title:

Aggregate Series C Preferred Shares Purchase Price (Preferred Subscription Amount): $_____________

Number of Series C Preferred Shares to be Acquired: ______________________

Tax ID No.: ____________________
Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention: _______________________

Delivery Instructions:

(if different than above) c/o ____________________________

Street:

City/State/Zip:

Attention:

Telephone No.: ________________________

EXHIBIT A

INVESTORS

EXHIBIT B

FORM OF CERTIFICATE OF DESIGNATION

EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

Exhibit 10.5

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of April 14, 2026, is entered into by and among Galera Therapeutics, Inc., a Delaware corporation, Gazelle Parent, Inc., a Delaware corporation (“Parent”), and the several investors signatory hereto (individually as an “Investor” and collectively together with their respective permitted assigns, the “Investors”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement by and among the Company and the Investors party thereto, dated on or around the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”).

WHEREAS:

A. The Company is party to that certain Agreement and Plan of Merger by and among the Company, Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”), Parent, Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Onyx Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Gazelle Merger Sub”), dated April 14, 2026 (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which (i) Onyx Merger Sub will merge with and into Obsidian and Obsidian will become a wholly-owned subsidiary of Parent and (ii) Gazelle Merger Sub will merge with and into Galera and Galera will become a wholly-owned subsidiary of Parent, with Parent acting as the parent company for the combined businesses of Obsidian and Galera (the “Mergers”).

B. Upon the terms and subject to the conditions of the Purchase Agreement, the Company has agreed to issue to certain Investors, and such Investors have agreed to purchase, severally and not jointly, an aggregate of approximately $350,000,000 worth of shares (the “Securities”) of Series C Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”) of the Company, which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), in accordance with the terms set forth in the Certificate of Designations.

C. To induce the Investors to enter into the Purchase Agreement, the Company and the Parent have agreed to provide certain registration rights under the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws, with respect to the Parent Common Stock (as defined in the Merger Agreement) issued in exchange for the Conversion Shares (the “Exchange Shares”).

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Parent and the Investors hereby agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Company” means Galera Therapeutics, Inc., a Delaware corporation, for all periods prior to the effective time of the transactions contemplated by the Merger Agreement and Parent for all periods following such effective time.

(b) “Filing Deadline” means, with respect to the Resale Registration Statement required hereunder, the 30th calendar day following the Closing Date (as defined in the Merger Agreement) and, with respect to any New Registration Statements or other Registration Statement filed hereunder, the 30th calendar day following the later of (i) date on which the Company is permitted by SEC Guidance to file such New Registration Statement related to the Registrable Securities and (ii) the date on which the Company becomes aware of the necessity of filing such New Registration Statement related to the Registrable Securities. For the purposes of this definition, the ‘necessity’ to file a New Registration Statement shall be deemed to arise at the time the Company determines that the number of shares then registered is insufficient to cover all Registrable Securities required to be covered hereunder.

(c) “Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, other entity or organization, any governmental agency or any governmental or political subdivision thereof.

(d) “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act and providing for offering securities on a continuous basis, and the declaration or ordering of effectiveness of such registration statement(s) by the U.S. Securities and Exchange Commission (the “SEC”).

(e) “Registrable Securities” means (i) the Exchange Shares (ii) any shares of Common Stock of the Parent held by the Holders that are not otherwise registered under the Merger Registration Statement (as defined in the Purchase Agreement), and (iii) any shares of Common Stock issued or issuable with respect to the foregoing clauses (i), (ii) and (iii) as a result of any stock split or subdivision, stock dividend, recapitalization, exchange or similar event. Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) upon the earliest to occur of (A) the date on which such Investor shall have resold such Registrable Securities covered by a Registration Statement, (B) such Registrable Securities have been previously sold by such Investor in accordance with Rule 144, and (C) such securities become eligible for resale by such Investor without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 (each of the foregoing, a “Termination Event”).

(f) “Registration Expenses” means all registration and filing fee expenses incurred by the Company in effecting any registration pursuant to this Agreement, including (i) all registration, qualification, and filing fees, printing expenses, and any other fees and expenses associated with filings required to be made with the SEC, the Financial Industry Regulatory Authority or any other regulatory authority, (ii) all fees and expenses in connection with compliance with or clearing the Registrable Securities for sale under any securities or “Blue Sky” laws, (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses, and (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance); provided that in no event shall the Company be responsible for any underwriting, broker or similar fees or commissions of any Investor or, except to the extent provided for in the Purchase Agreement or this Agreement, any legal fees or other costs of the Investors.

(g) “Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the Securities Act, that Registers Registrable Securities, including the related preliminary or final prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement as may be necessary to comply with applicable securities laws. “Registration Statement” shall also include a New Registration Statement, as amended when each became effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a prospectus subsequently filed with the SEC.

(h) “Required Investors” means the Investors holding a majority of the Registrable Securities then outstanding.

(i) “SEC Guidance” means (i) any publicly-available written or oral guidance of the SEC staff, or any comments, requirements or requests of the SEC staff (whether or not publicly-available); provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the SEC (and shared with the Investors upon request if not publicly-available) and (ii) the Securities Act.

(j) “Selling Expenses” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all similar fees and commissions relating to an Investor’s disposition of its Registrable Securities.

2. REGISTRATION.

(a) Mandatory Registration. The Company shall, as promptly as reasonably practicable and in any event no later than the Filing Deadline, prepare and file with the SEC an initial resale Registration Statement (the “Resale Registration Statement”) covering the resale of all Registrable Securities. Before filing any Registration Statement, the Company shall furnish to the Investors a copy of that Registration Statement. The Investors and their respective counsel shall have at least three (3) Business Days prior to the anticipated filing date of a Registration Statement to review and comment upon such Registration Statement and any amendment or supplement to such Registration Statement and any related prospectus (including any documents incorporated by reference therein), prior to its filing with the SEC. Such Registration Statement shall not include any securities other than Registrable Securities without the prior written consent of the Required Investors. Subject to any SEC comments, such Registration Statement shall include the plan of distribution substantially in the form attached hereto as Exhibit A. Such Registration Statement also shall cover, to the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Exchange Shares resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Company shall (a) consider in good faith any comments as any Investor or its counsel reasonably proposed by such Investor to such document prior to being so filed with the SEC, and (b) not file any Registration Statement or related prospectus or any amendment or supplement thereto containing information regarding any Investor to which such Investor reasonably objects or reasonably believes contains an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information is required (in the opinion of the Company’s outside legal counsel) to comply with any applicable law or regulation or SEC Guidance. Each Investor shall furnish all information with respect to such Investor reasonably requested by the Company as shall be reasonably required in connection with any registration referred to in this Agreement and any Registration Statement.

(b) Effectiveness. The Company shall use its reasonable best efforts to have the Resale Registration Statement and any amendment thereto declared effective by the SEC at the earliest possible date but no later than the earlier of (a) the sixtieth (60th) calendar day following the earlier of (i) the initial filing date of the Resale Registration Statement and (ii) the Filing Deadline, if the SEC notifies the Company that it will “review” the Resale Registration Statement and (b) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Resale Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”). The Company shall notify the Investors by e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after the Resale Registration Statement is declared effective or is supplemented and shall provide the Investors with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered thereby. The Company shall use reasonable best efforts to keep the Resale Registration Statement continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the Investors of all of the Registrable Securities covered thereby at all times until the earliest to occur of the following events: (i) the date on which the Investors shall have resold all the Registrable Securities covered thereby (whether pursuant to Rule 144, the Resale Registration Statement or otherwise); and (ii) the date on which the Registrable Securities may be resold by the Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect (the “Registration Period”). The Resale Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(c) Sufficient Number of Shares Registered. In the event the number of shares available under the Resale Registration Statement at any time is insufficient to cover the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Resale Registration Statement or file a new registration statement (together with any prospectuses or prospectus supplements thereunder, a “New Registration Statement”), so as to cover all of such Registrable Securities as soon as reasonably practicable, but in any event not later than ten (10) Business Days after the necessity therefore arises (the “New Registration Filing Deadline”). The Company shall use its commercially reasonable efforts to have such amendment and/or New Registration Statement become effective as soon as reasonably practicable following the filing thereof but no later than the earlier of (a) the sixtieth (60th) calendar day following the earlier of (i) the initial filing date of the New Registration Statement and (ii) the Filing Deadline, if the SEC notifies the Company that it will “review” the New Registration Statement and (b) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the New Registration Statement will not be “reviewed” or will not be subject to further review (the earlier of such dates, the “New Registration Effectiveness Deadline”). The provisions of Sections 2(a) and 2(b) shall apply to the New Registration Statement, except as modified hereby.

(d) Liquidated Damages. If: (i) the Resale Registration Statement is not filed with the SEC on or prior to the Filing Deadline, (ii) the Resale Registration Statement is not declared effective by the SEC (or otherwise does not become effective) for any reason on or prior to the Effectiveness Deadline, (iii) the New Registration Statement is not filed with the SEC on or prior to the New Registration Effectiveness Deadline, or (iv) the New Registration Statement is not declared effective by the SEC (or otherwise does not become effective) for any reason on or prior to the New Registration Effectiveness Deadline (any such failure or breach in clauses (i) through (iv) above, but excluding any Allowed Delay, being referred to as an “Event,” and the date on which such Event occurs being referred to as an “Event Date”), then in addition to any other rights the Investors may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Investor an amount in cash, as liquidated damages and not as a penalty (“Liquidated Damages”), equal to 1.0% of the aggregate purchase price paid by such Investor pursuant to the Purchase Agreement for any Registrable Securities held by such Investor on the Event Date; provided that the parties agree that the maximum aggregate Liquidated Damages payable to an Investor of Registrable Securities under this Agreement shall be 5.0% of the aggregate purchase price paid by such Investor pursuant to the Purchase Agreement for the Registrable Securities then held by such Investor. The parties agree that notwithstanding anything to the contrary herein or in the Purchase Agreement, no Liquidated Damages shall be payable (i) if as of the relevant Event Date, the Registrable Securities may be sold by the Investor without volume or manner of sale restrictions under Rule 144, as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Investor and the Company’s transfer agent, (ii) to an Investor causing an Event that relates to or is caused by any action or inaction taken by such Investor, (iii) to an Investor in the event it is unable to lawfully sell any of its Registrable Securities because of possession of material non-public information or (iv) with respect to any period after the expiration of the Registration Period (it being understood that this clause shall not relieve the Company of any Liquidated Damages accruing prior to the expiration of the Registration Period). If the Company fails to pay any Liquidated Damages pursuant to this Section 2(d) in full within twenty (20) Business Days after the date payable, the Company will pay interest on the amount of Liquidated Damages then owing to the Investor at a rate of 0.5% per month on an annualized basis (or such lesser maximum amount that is permitted to be paid by applicable law) to the Investor, accruing daily from the date such Liquidated Damages are due until such amounts, plus all such interest thereon, are paid in full. The Company shall not be liable for Liquidated Damages under this Agreement as to any Registrable Securities which are not permitted by the SEC to be included in a Registration Statement due solely to SEC Guidance from the time that it is determined that such Registrable Securities are not permitted to be registered until such time as the provisions of this Agreement as to the other Registration Statements required to be filed hereunder are triggered, in which case the provisions of this Section 2(d) shall once again apply, if applicable. In such case, the Liquidated Damages shall be calculated to only apply to the percentage of Registrable Securities which are permitted in accordance with SEC Guidance to be included in such Registration Statement. The Liquidated Damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event, except in the case of the first Event Date. With respect to a Holder, the Effectiveness Deadline or New Registration Effectiveness Deadline, as applicable, shall be extended without default or Liquidated Damages hereunder in the event that the Company’s failure to obtain the effectiveness of the Registration Statement on a timely basis results from the failure of such Investor to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement in accordance with the requirements of the Securities Act (in which case the Effectiveness Deadline or New Registration Effectiveness Deadline, as applicable, would be extended with respect to Registrable Securities held by such Investor).

(e) Allowable Delays. On no more than two (2) occasions in any twelve (12)-month period for not more than thirty (30) consecutive days or for a total of not more than sixty (60) days, the Company may delay the effectiveness of the Resale Registration Statement or any other Registration Statement, or suspend the use of any prospectus included in any Registration Statement, in the event that the Company’s Board of Directors reasonably determines, in good faith and upon advice of legal counsel, that such delay or suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, including in connection with the negotiation or consummation of a material transaction such as a proposed merger, reorganization or similar transaction by the Company that is pending, that would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for preserving as confidential and the non-disclosure of which would be expected, in the reasonable determination of the Company’s Board of Directors, upon advice of legal counsel, to cause a Registration Statement to fail to comply with applicable disclosure requirements, or (B) amend or supplement the affected Registration Statement or the related prospectus so that such Registration Statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (a) notify each Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Investor) disclose to such Investor any material non-public information giving rise to an Allowed Delay and such notice shall specify that an Allowed Delay has commenced and that sales pursuant to a Registration Statement must cease, and the Company shall provide a written notice within twenty-four (24) hours after the termination of the Allowed Delay confirming the sales may be resumed; (b) advise the Investors in writing to cease all sales under the applicable Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable. Each Investor may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Investor not receive notices from the Company otherwise required by this Section 2; provided, however, that such Investor may later revoke any such Opt-Out Notice in writing, which shall be effective five (5) Business Days after the receipt thereof. Following receipt of an Opt-Out Notice from an Investor (unless subsequently revoked), the Company shall not deliver any notices pursuant to this Section 2(d) to such Investor and such Investor shall no longer be entitled to the rights associated with any such notice (for the avoidance of doubt, without limitation to the Company’s obligation to deliver any notice described in Section 3(e)(iii) hereof).

(f) Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in any Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use reasonable best efforts to advocate with the SEC for the registration of all of the Registrable Securities) or requires any Investor to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) make commercially reasonable efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Investors is an “underwriter.” Each Investor shall have the right to have its legal counsel, at such Investor’s expense, to review and oversee any registration or matters pursuant to this Section 2(e), including to comment on any written submission made to the SEC with respect thereto. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2(e), the SEC refuses to alter its position, the Company shall (A) remove from such Registration Statement such portion of the Registrable Securities and/or (B) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not name any Investor as an “underwriter” in such Registration Statement without the prior written consent of such Investor (provided that, in the event an Investor withholds such consent, the Company shall have no obligation hereunder to include any Registrable Securities of such Investor in any Registration Statement covering the resale thereof until such time as the SEC no longer requires such Investor to be named as an “underwriter” in such Registration Statement or such Investor otherwise consents in writing to being so named). Any cut-back imposed on the Investors pursuant to this Section 2(e) shall be allocated among the Investors on a pro rata basis and shall be applied first to any of the Registrable Securities of an Investor that the SEC has indicated cannot be included or must be limited in the number of Registrable Securities that can be included, and thereafter to all other Investors, unless the SEC Restrictions otherwise require or provide otherwise, or an Investor otherwise agrees.

(g) Each Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another form in accordance with the provisions of this Section 2(f)). If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

(h) The Company shall not file any registration statement with the SEC (other than the Resale Registration Statement, any New Registration Statement, a registration statement on Form S-8 relating to employee benefit plans in existence on the date hereof, or amendments to registration statements filed prior to the date hereof so long as no new securities are registered on such existing registration statements) until the earlier of (A) the date on which the Resale Registration Statement covering all Registrable Securities has been declared effective by the SEC and (B) the date on which all Registrable Securities may be resold without restriction pursuant to Rule 144 without volume or manner-of-sale limitations and without the current public information requirement. Without the prior written consent of the Required Investors, the Company shall not include any securities other than Registrable Securities in the Resale Registration Statement or any New Registration Statement. The Company shall not grant registration rights to any other Person that would require the inclusion of such Person’s securities in the Resale Registration Statement or any New Registration Statement without the prior written consent of the Required Investors. Notwithstanding anything to the contrary herein, the restrictions in this Section 2(g) shall not apply to (A) any registration statement required to be filed by the Company in connection with the Mergers, (B) any registration statement filed on Form S-8 in connection with employee compensation plans, or (C) any post-effective amendment to a registration statement filed prior to the date hereof.

3. RELATED COMPANY OBLIGATIONS.

With respect to any Registration Statement and whenever any Registrable Securities are to be Registered pursuant to Section 2, including on the Resale Registration Statement or on any New Registration Statement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) Notifications. The Company will promptly notify the Investors of the time when any subsequent amendment to the Resale Registration Statement or any New Registration Statement, other than documents incorporated by reference, has been filed with the SEC and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a prospectus has been filed and of any request by the SEC for any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus or for additional information regarding the Investors.

(b) Amendments. The Company will prepare and file with the SEC any amendments, post-effective amendments or supplements to the Resale Registration Statement, any New Registration Statement or any related prospectus, as applicable, that, (a) as may be necessary to keep such Registration Statement effective for the Registration Period and to comply with the provisions of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the distribution of all of the Registrable Securities covered thereby, or (b) in the reasonable opinion of the Investors and the Company, as may be necessary or advisable in connection with any acquisition or sale of Registrable Securities by the Investors.

(c) Investor Review. The Company will not file any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus, other than documents incorporated by reference, relating to any Investor, the Registrable Securities or the transactions contemplated hereby unless (A) such Investor and its counsel shall have been advised and afforded the opportunity to review and comment thereon at least three (3) Business Days prior to filing with the SEC and (B) the Company shall have given reasonable due consideration to any comments thereon received from such Investor or its counsel.

(d) Copies Available. The Company will furnish to any Investor whose Registrable Securities are included in any Registration Statement and its counsel copies of the Resale Registration Statement, any prospectus thereunder (including all documents incorporated by reference therein), any prospectus supplement thereunder, any New Registration Statement and all amendments to the Resale Registration Statement or any New Registration Statement that are filed with the SEC during the Registration Period (including all documents filed with or furnished to the SEC during such period that are deemed to be incorporated by reference therein), each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment) and such other documents as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor that are covered by such Registration Statement, in each case as soon as reasonably practicable upon such Investor’s request and in such quantities as such Investor may from time to time reasonably request; provided, however, that the Company shall not be required to furnish any document to such Investor to the extent such document is available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

(e) Notification of Stop Orders; Material Changes. The Company shall use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order as soon as practicable. The Company shall advise the Investors promptly (but in no event later than twenty-four (24) hours) and shall confirm such advice in writing, in each case: (i) of the Company’s receipt of notice of any request by the SEC or any other federal or state governmental authority for amendment of or a supplement to the Registration Statement or any prospectus or for any additional information; (ii) of the Company’s receipt of notice of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Resale Registration Statement or prohibiting or suspending the use of any prospectus or prospectus supplement, or any New Registration Statement, or of the Company’s receipt of any notification of the suspension of qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in any Registration Statement or any prospectus untrue or which requires the making of any additions to or changes to the statements then made in any Registration Statement or any prospectus in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend any Registration Statement or any prospectus to comply with the Securities Act or any other law. The Company shall not be required to disclose to the Investors (and shall not so disclose to any Investor without such Investor’s prior written consent) the substance of specific reasons of any of the events set forth in clauses (i) through (iii) of the immediately preceding sentence (each, a “Suspension Event”), but rather, shall only be required to disclose that the event has occurred; provided that the Company shall not provide any material non-public information to the Investors in such notice. If at any time the SEC, or any other federal or state governmental authority shall issue any stop order suspending the effectiveness of any Registration Statement or prohibiting or suspending the use of any prospectus or prospectus supplement, the Company shall use its commercially reasonable efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to any Investor upon request, without charge, a copy of any correspondence from the SEC or the staff of the SEC, or any other federal or state governmental authority to the Company or its representatives relating to the Resale Registration Statement, any New Registration Statement or any prospectus, or prospectus supplement as the case may be. In the event of a Suspension Event set forth in clause (iii) of the second sentence of this Section 3(e), the Company will use its commercially reasonable efforts to publicly disclose such event as soon as reasonably practicable, or otherwise resolve the matter such that sales under Registration Statements may resume; provided, however, that if the Company has a bona fide business purpose for not making such information public, the Company may suspend the use of all Registration Statements for up to sixty (60) consecutive days; provided, further, that the Company may not suspend the use of all Registration Statements more than twice, or for more than ninety (90) total days, in each case during any twelve (12) -month period. The Company shall not provide any specific information regarding the Suspension Event unless requested by the Investor, which in any event shall not include any material non-public information unless such specific information constitutes material non-public information.

(f) Confirmation of Effectiveness. If requested by an Investor at any time in respect of any Registration Statement, the Company shall deliver to such Investor a written confirmation (email being sufficient) from Company’s counsel of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not such Registration Statement is currently effective and available to the Company for sale of Registrable Securities.

(g) Listing. The Company shall use reasonable best efforts to cause all Registrable Securities covered by a Registration Statement to be listed and to maintain such listing on the Nasdaq Capital Market or any other National Exchange upon which the Registrable Securities are listed.

(h) Compliance. The Company shall otherwise use reasonable best efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act by 9:30 a.m. New York time on the Business Day following the date the applicable Registration Statement is declared effective, promptly inform the Investors in writing if, at any time during the Registration Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Investors are required to deliver a prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder, and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this Section 3(h), “Availability Date” means the forty-fifth (45th) day following the end of the fourth (4th) fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth (4th) fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the ninetieth (90th) day after the end of such fourth (4th) fiscal quarter).

(i) Blue-Sky. The Company shall use commercially reasonable efforts to register or qualify or cooperate with any Investor and its counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by such Investor; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(i), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(i), or (iii) file a general consent to service of process in any such jurisdiction.

(j) Rule 144. With a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell Registrable Securities to the public without registration, the Company covenants and agrees to use commercially reasonable efforts to, for so long as any Registrable Securities are outstanding, (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until the date as all of the Registrable Securities may be sold without restriction by the holders thereof pursuant to Rule 144 or any other rule of similar effect (without the requirement for the Company to be in compliance with any current public information requirements), (ii) maintain the registration of the Exchange Shares under Section 12(b) or 12(g) of the Exchange Act and file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish electronically to each Investor upon request, as long as such Investor owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of or electronic access to the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration. The Company shall use its reasonable best efforts to facilitate and expedite transfers of Registrable Securities pursuant to Rule 144, which efforts shall include timely notice to its transfer agent to expedite such transfers of Registrable Securities and delivery of any opinions requested by the transfer agent.

(k) Cooperation. The Company shall cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the holders of the Registrable Securities may reasonably request in accordance with the provisions of the Purchase Agreement, and the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System.

(l) Removal of Restrictive Legends. Without limiting Section 5.5 of the Purchase Agreement, the Company shall use reasonable best efforts to cause the Company’s transfer agent to remove any restrictive legend from any Registrable Securities, as promptly as practicable following effectiveness of the applicable Registration Statement, without any request for removal being required from any holder of Registrable Securities.

4. OBLIGATIONS OF THE INVESTORS.

(a) Investor Information. Each Investor shall provide a completed Investor Questionnaire in the form attached hereto as Exhibit B and such other information reasonably requested by the Company in connection with the registration of the Registrable Securities within three (3) Business Days of request by the Company and no later than the end of the third (3rd) Business Day following the date on which such Investor receives draft materials in accordance with Section 2(a). If the Company has not received such completed questionnaire from an Investor within five (5) days of the Company’s request, the Company may file the Registration Statement without including such Investor’s Registrable Securities.

(b) Suspension of Sales. Each Investor, severally and not jointly with any other Investor, agrees that, upon receipt of any notice from the Company of the existence of an Allowed Delay or Suspension Event, the Investor will promptly discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Investor’s receipt of a notice from the Company confirming the resolution of such Allowed Delay or Suspension Event and that such dispositions may again be made; provided, for the avoidance of doubt, that the foregoing shall not limit the right of the Investor to sell or otherwise dispose of the Registrable Securities pursuant to Rule 144 or any other exemption from the registration requirements of the Securities Act or to settle a transaction pursuant to a Registration Statement as to which a contract for such sale was entered into prior to such Investor’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event. The Company shall use its reasonable best efforts to cause its transfer agent to deliver unlegended shares of Exchange Shares to a transferee of an Investor in accordance with any sale of Registrable Securities pursuant to a Registration Statement with respect to which such Investor has entered into a contract for sale prior to such Investor’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event. (c) Investor Cooperation. Each Investor, severally and not jointly with any other Investor, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any amendments and supplements to any Registration Statement or New Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

5. EXPENSES OF REGISTRATION.

All Registration Expenses incurred in connection with registrations pursuant to this Agreement and pursuant to any Registration Statement shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of an Investor shall be borne by the Investor incurring the relevant Selling Expenses.

6. INDEMNIFICATION.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, each Person, if any, who controls each Investor, the members, shareholders, directors, officers, partners, employees, members, managers, agents, representatives and advisors of each Investor and each Person, if any, who controls any of the foregoing within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, obligation, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges and costs (including, without limitation, court costs and costs of preparation), reasonable and documented attorneys’ fees, amounts paid in settlement (with the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed) and reasonable and documented expenses (collectively, “Claims”) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (the “Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary prospectus or final prospectus thereto, or any amendment or supplement thereof, or (ii) any violation or alleged violation by the Company or any of its Subsidiaries of the Securities Act, Exchange Act or any other state securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to action or inaction required of the Company in connection with the registration of the Registrable Securities pursuant to any Registration Statement (the matters in the foregoing clauses (i) and (ii) being, collectively, “Violations”). The Company shall reimburse each Indemnified Person promptly as such expenses are incurred and are due and payable by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (A) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the relevant Investor or such relevant Indemnified Person specifically for use in such Registration Statement or prospectus and was reviewed and approved in writing by such Investor or such Indemnified Person expressly for use in connection with the preparation of any Registration Statement, any prospectus or any such amendment thereof or supplement thereto if the foregoing was timely made available by the Company; (B) with respect to any superseded prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any other Indemnified Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, and the Indemnified Person was promptly advised in writing not to use the outdated, defective or incorrect prospectus prior to the use giving rise to a Violation; (C) shall not be available to the extent such Claim is based on a failure of the relevant Indemnified Person to deliver, or cause to be delivered, if required the prospectus to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities; and (D) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by an Investor pursuant to Section 8.

(b) In connection with the Resale Registration Statement, any New Registration Statement or any prospectus thereto, each Investor, severally and not jointly, agrees to indemnify, hold harmless and defend, the Company, each of its directors, and officers who signed the Resale Registration Statement or signs any New Registration Statement, and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Party”), against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement to the extent, and only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission occurred in reliance upon and in conformity with information about the relevant Investor furnished and approved in writing by such Investor to the Company expressly for use in connection with the preparation of the Registration Statement, any New Registration Statement, any prospectus thereto or any such amendment thereof or supplement thereto or (ii) any violation or alleged violation by such Investor of its obligations under this Agreement. In no event shall the liability of an Investor under this Section 6(b) be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor in connection with any claim relating to this Section 6 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission, such alleged untrue statement or omission, such violation or such alleged violation) received by such Investor upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b), shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by an Investor pursuant to Section 8.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be, and upon such notice, the indemnifying party shall not be liable to the Indemnified Person or the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Person or the Indemnified Party in connection with the defense thereof; provided, however, that an Indemnified Person or Indemnified Party (together with all other Indemnified Persons and Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the Indemnified Party or Indemnified Person in respect to or arising out of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the Indemnified Party or Indemnified Person. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred. Any Person receiving a payment pursuant to this Section 6 which person is later determined to not be entitled to such payment shall promptly return such payment (including reimbursement of expenses) to the person making it.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 7 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by such seller from the sale of such Registrable Securities giving rise to such contribution obligation.

8. ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder (whether by operation of law or otherwise) without the prior written consent of the Required Investors; provided, however, that in any transaction, whether by merger, reorganization, restructuring, consolidation, financing or otherwise, whereby the Company is a party and in which the Registrable Securities are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by such

Investor in connection with such transaction unless such securities are otherwise freely tradable by such Investor after giving effect to such transaction, and the prior written consent of the Required Investors shall not be required for such transaction. An Investor may transfer or assign its rights hereunder, in whole or in part from time to time to one or more Persons, provided that such Investor complies with all laws applicable thereto, and the provisions of the Purchase Agreement, and provides written notice of assignment to the Company promptly after such assignment is effected, and such Person agrees in writing to be bound by all the provisions contained herein.

9. AMENDMENTS AND WAIVERS.

The provisions of this Agreement, including the provisions of this sentence, may be amended, modified or supplemented, or waived only by a written instrument executed by (a) the Company and (b) the Required Investors, provided that (i) any party may give a waiver as to itself, (ii) any amendment, modification, supplement or waiver that disproportionately and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor or each Investor, as applicable, and (iii) any amendments to Section 6 or Section 7 or to the definitions of “Filing Deadline,” “Effectiveness Deadline,” or “Registration Period” shall require the written consent of each Investor. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of one or more Investors and that does not adversely directly or indirectly affect the rights of other Investors may be given by Investors holding a majority of the Registrable Securities (determined as if all of the shares of Series C Preferred Stock then outstanding have been converted in full without regard to any limitations on the conversion of such shares of Series C Preferred Stock) to which such waiver or consent relates; provided such consenting Investors shall not in any event be paid any separate consideration in connection with any such amendment or waiver.

10. MISCELLANEOUS.

(a) Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

i. If to the Company, addressed as follows:

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, Pennsylvania

Attention: President and Principal Executive Officer

Email Address: [***]

with a copy (which shall not constitute notice):

Sidley Austin LLP

2850 Quarry Lake Drive, Suite 301

Baltimore, Maryland 21209

Attention: Asher Rubin; Istvan Hajdu; Kayla West

Email Address: arubin@sidley.com; ihajdu@sidley.com; kwest@sidley.com

ii. If to any Investor, at each of its e-mail addresses or addresses set forth on Exhibit B to the Purchase Agreement or to such e-mail addresses, or addresses as subsequently modified by written notice given in accordance with this Section 10.

Any Person may change the addresses to which notices and communications to it are to be addressed by notification as provided for herein.

(b) Reserved.

(c) No Waiver. No failure or delay on the part of any party hereto in the exercise of any power, right or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other right, power or privilege.

(d) Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury. The provisions of Section 8.6 of the Purchase Agreement are incorporated by reference herein mutatis mutandis.

(e) Integration. This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral.

(f) Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(g) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

(h) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(i) Contract Interpretation. This Agreement is the joint product of each Investor and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

(j) No Third-Party Beneficiaries. Except as set forth in Sections 6 and 7, nothing in this Agreement is intended for the benefit of any party other than the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as expressly provided in this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(k) Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

(l) Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Company covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, stockholder, general or limited partner or member of the Investors or of any Affiliates or assignees thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, stockholder, general or limited partner or member of the Investors or of any Affiliates or assignees thereof, as such for any obligation of the Investors under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(m) Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company hereunder and to such other injunction or equitable relief as may be granted by a court of competent jurisdiction.

(n) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

GALERA THERAPEUTICS, INC.

By:
Name:

GAZELLE PARENT, INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

INVESTOR:

[NAME]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Exhibit A1

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales and settlement of short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

[1]	Definitions to be conformed to resale S-3.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or another available exemption from the registration requirements under the Securities Act.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act (it being understood that the selling stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to become effective and to remain continuously effective until the earlier of: (i) the date on which the selling stockholders shall have resold or otherwise disposed of all the shares covered by this prospectus and (ii) the date on which the shares covered by this prospectus no longer constitute “Registrable Securities” as such term is defined in the Registration Rights Agreement, such that they may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations and without current public information pursuant to Rule 144 under the Securities Act or any other rule of similar effect.

Exhibit B

Investor Questionnaire

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

(a) Full Legal Name of Investor

(b) Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c) Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Investor:

Telephone:

E-Mail:

Contact Person:

3.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐    No ☐

(b) If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐    No ☐

Note: If “no” to Section 3(b), the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes ☐    No ☐

(d)If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐    No ☐

Note: If “no” to Section 3(d), the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Beneficial Ownership of Securities of the Company Owned by the Investor.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other securities beneficially owned by the Investor:

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned acknowledges that the Securities Act and the rules and regulations promulgated thereunder may require the undersigned to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time as long as the undersigned holds Registrable Securities (as defined in the Registration Rights Agreement). In the absence of any such notification, the Company shall be entitled to continue to rely on the accuracy of the information in this Notice and Questionnaire.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Investor:

By:
Name:
Title:

PLEASE EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED QUESTIONNAIRE TO:

[•]

Tel:

Fax:

Email:

Exhibit 10.6

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], 2026 (this “Agreement”), is entered into by and between GAZELLE PARENT, INC., a Delaware corporation (“Parent”), OBSIDIAN THERAPEUTICS, INC., a Delaware corporation (“Obsidian”) and Equiniti Trust Company, LLC, a Delaware limited liability company (the “Rights Agent” and, collectively with Parent and Obsidian, the “Parties”).

RECITALS

WHEREAS, Obsidian, Galera Therapeutics, Inc., a Delaware corporation (“Galera”), Parent, Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Obsidian Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Galera Merger Sub” and together with Obsidian Merger Sub, “Merger Subs”) have entered into an Agreement and Plan of Merger dated as of April 14, 2026 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (i) Obsidian Merger Sub will merge with and into Obsidian (the “Obsidian Merger”), with Obsidian surviving the Obsidian Merger as a wholly owned subsidiary of Parent (the “Obsidian Surviving Company”), and (ii) promptly following the Obsidian Merger, Galera Merger Sub will merge with and into Galera (the “Galera Merger” and, together with the Obsidian Merger, the “Mergers”), with Galera surviving the Galera Merger as a wholly owned subsidiary of Parent (the “Galera Surviving Company”); and

WHEREAS, in accordance with the Merger Agreement, Galera has declared a distribution to each of the holders of Galera Common Stock of record as of the last Business Day prior to the Galera Effective Time (but, for clarity, after the conversion of all Galera Series B Preferred Stock into Galera Common Stock as described in further detail in the Merger Agreement) representing the right to receive contingent cash payments pursuant to CVRs (as defined below) in respect of each CVR Product Agreement (as defined below) as hereinafter described.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the Parties agree, for the proportionate benefit of all Holders (as hereinafter defined), as follows:

1. DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

1.1 Definitions. Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement, unless expressly set forth otherwise herein. As used in this Agreement, the following terms will have the following meanings:

“Board of Directors” means the board of directors of Parent following consummation of the transactions contemplated by the Merger Agreement.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of Parent to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Calendar Quarter” means each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of Parent on a consolidated basis (other than to any direct or indirect wholly owned subsidiary of Parent for so long as it remains a wholly owned subsidiary of Parent), (b) a merger or consolidation involving Parent in which Parent is not the surviving entity, and (c) any other transaction involving Parent in which Parent is the surviving entity but in which the stockholders of Parent immediately prior to such transaction own less than fifty percent (50%) of the surviving entity’s voting power immediately after the transaction, in the case of each of the foregoing clauses (a), (b) and (c), whether effected directly or indirectly, and whether effected in a single transaction or a series of related transactions.

“Commercially Reasonable Efforts” means, with respect to any particular task or obligation, efforts consistent with commercially reasonable practices of a biopharmaceutical company of comparable size and resources as Parent (on a consolidated basis following consummation of the transactions contemplated by the Merger Agreement) relating to commercializing a similar product or product candidate, as applicable, at a similar stage in its development or product life as the applicable CVR Product (“Relevant Products”), taking into account all relevant commercial, financial, technical, legal, scientific or medical factors, including safety, tolerability and efficacy, product profile, the competitiveness of other products in development in the marketplace, manufacturing and supply chain management considerations, the proprietary position of the Relevant Products (including with respect to patent or regulatory exclusivity), and the regulatory structure involved. For clarity, “Commercially Reasonable Efforts” shall be determined on an indication-by-indication, product-by-product and country-by-country basis, and it is anticipated that the level of efforts for different indications, products and countries may differ or change over time, reflecting changes in the status of the products, indications and country(ies) involved.

“CVR Payment Amount” means, for a given Holder, an amount equal to the product of (a) (i) with respect to the Supportive-Care Product CVRs, an amount equal to eighty percent (80%) of the Net Proceeds actually received, without duplication, pursuant to the Supportive-Care Product Agreement by a Payment Obligor from or on behalf of any Supportive-Care Product Counterparty, or (ii) with respect to the Legacy Product CVRs, an amount equal to ninety-five percent (95%) of the Net Proceeds actually received, without duplication, pursuant to any Legacy Product Agreement by any Payment Obligor from or on behalf of any Legacy Product Counterparty, and (b) (i) the total number of CVRs entitled to receive such Net Proceeds held by such Holder divided by (ii) the total number of CVRs entitled to receive such Net Proceeds held by all Holders as each is reflected on the CVR Register as of the close of business on the date prior to the date of payment.

“CVR Payment Date” means no later than thirty (30) days following the receipt of Gross Proceeds by any Payment Obligor, pursuant to which Net Proceeds are payable to the Holders.

“CVR Period” means the Legacy Product CVR Period or Supportive-Care CVR Period, as applicable.

2

“CVR Product” means each Legacy Product and each Supportive-Care Product.

“CVR Product Agreement” means each of a Legacy Product Agreement and the Supportive-Care Product Agreement.

“CVRs” means the Supportive-Care Product CVRs and the Legacy Product CVRs, as applicable.

“Depositary” means [•] or any successor thereto.

“DTC” means The Depository Trust Company or any successor thereto.

“Expiration Date” means the Legacy Product Expiration Date or Supportive-Care Product Expiration Date, as applicable.

“Gross Proceeds” means, without duplication, with respect to a CVR Product(s) for any Calendar Quarter, the sum of all Cash and Cash Equivalents actually paid to the relevant Payment Obligor or received by any Payment Obligor under the applicable CVR Product Agreement during the applicable CVR Period and attributable to the CVR Product(s); provided that the following shall be excluded from Gross Proceeds: (a) any amount paid by a Supportive-Care Product Counterparty or Legacy Product Counterparty, as applicable, for the conduct of research, development or manufacturing activities pursuant to a bona fide research or development plan or supply agreement or amounts to reimburse or pay third parties for the cost of research, development or manufacturing activities being conducted by a third party on behalf of Parent, Galera or any other Affiliate of Parent; (b) loan proceeds paid to any Payment Obligor by a Supportive-Care Product Counterparty or Legacy Product Counterparty; (c) any amounts paid by a Supportive-Care Product Counterparty or a Legacy Product Counterparty for payment or reimbursement of patent prosecution, defense, enforcement and maintenance and other related expenses and (d) any consideration received by a Payment Obligor under a CVR Product Agreement after the applicable Expiration Date. For the avoidance of doubt, the value of any securities (whether debt or equity) or other non-cash property received by any Payment Obligor shall not constitute Gross Proceeds unless and until converted into Cash and Cash Equivalents.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Legacy IP Rights” means all Galera IP Rights that (i) are necessary or reasonably useful to develop, commercialize or otherwise exploit any Legacy Product and (ii) were not divested pursuant to the Supportive-Care Product Agreement.

“Legacy Product” means any pharmaceutical product containing the small molecule known as tilarganine (“tilarganine”) and any pharmaceutically acceptable salt, polymorph, crystal form, prodrug or solvate thereof that the manufacture, use or sale of which would, absent a license thereto, infringe the claim of any patent right within the Legacy IP Rights that covers the composition of matter for tilarganine.

3

“Legacy Product Agreement” means any agreement or series of agreements entered into during the Legacy Product CVR Period between, on the one hand, Parent, Galera, Obsidian or any other Affiliate of Parent, and, on the other hand, any other Person, under which Parent, Galera, Obsidian or any other Affiliate of Parent exclusively licenses, sells, assigns, transfers or otherwise divests any Legacy IP Rights to develop and commercialize any Legacy Product(s). For clarity, a Legacy Product Agreement does not include an agreement or series of agreements entered into following the Closing between Parent, Galera, Obsidian or any other Affiliate of Parent, on the one hand, and a counterparty to an Legacy Product Agreement, on the other hand, to acquire Parent or a successor-in-interest to Parent.

“Legacy Product Counterparty” means any Person that is party to any Legacy Product Agreement, other than Parent, Galera, Obsidian or any other Affiliate of Parent.

“Legacy Product CVRs” means the right to receive contingent cash payments with respect to a Legacy Product Agreement pursuant to this Agreement and the Merger Agreement.

“Legacy Product CVR Period” means the period beginning on the Closing Date and ending on the Legacy Product Expiration Date.

“Legacy Product Expiration Date” means the fifth (5th) anniversary of the Closing Date.

“Net Proceeds” means, for each CVR Product Agreement for each Calendar Quarter during the applicable CVR Period, the Gross Proceeds minus Permitted Deductions, as calculated in a manner consistent with GAAP. For clarity, if any of the applicable Gross Proceeds or Permitted Deduction are not in U.S. dollars, currency conversion to U.S. dollars shall be made by using the exchange rate prevailing at the Depositary or its successor entity on the date of receipt of such Gross Proceeds or date of payment of relevant Permitted Deductions, as applicable.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Payment Obligor” means Parent or any other Affiliate of Parent, or any of their respective successors (including any Assignee) or Affiliates.

“Permitted Deductions” means the sum of, without duplication of any deductions listed below or exclusions from Gross Proceeds, the following costs or expenses with respect to a particular Calendar Quarter, for each CVR Product Agreement, to the extent actually paid or remitted by, and not otherwise reimbursed to, a Payment Obligor:

(a) any applicable Taxes (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by Parent or any of its Affiliates and any income or other Taxes payable by Parent or any of its Affiliates that would not have been incurred by Parent or its Affiliates but for the Gross Proceeds having been received or accrued by Parent or its Affiliates (in each case, regardless of the due date of such Taxes); provided that for purposes of calculating income Taxes payable by Parent or its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed after taking into account any net operating loss carryforwards or other

4

Tax attributes (including Tax credits) of Galera or its Affiliates as of the Closing Date prior to the Galera Effective Time that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code as reasonably determined by a nationally recognized tax advisor (and for the sake of clarity such income Taxes shall be calculated without taking into account any net operating losses or other Tax attributes generated by Parent or its Affiliates after the Galera Effective Time);

(b) any reasonable and documented internal and out-of-pocket costs and expenses incurred by Parent or any of its Affiliates reasonably allocable to the applicable CVR Product(s) in respect of a CVR Product Agreement, including technology transfer costs, litigation costs, contractual expenses or any costs in respect of head licenses for sublicensed technology and the development or prosecution, maintenance or enforcement by Parent or any of its Subsidiaries of intellectual property rights but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same; provided that internal costs for a particular activity shall only include the direct personnel and other incremental costs actually incurred by Parent or its Affiliates in performing such activity under such CVR Product Agreement, determined in accordance with GAAP, and shall exclude (i) all general and administrative expenses, corporate overhead, shared services costs and any indirect or allocated costs (including finance, executive management, legal, human resources, IT, facilities, insurance and similar corporate functions), (ii) depreciation, amortization and other non-cash expenses and (iii) any recovery or allocation of capital expenditures or capitalized costs;

(c) solely with respect to the Legacy Products, any reasonable and documented out-of-pocket costs and expenses incurred by Parent or any of its Affiliates in connection with business development related efforts with respect to the Legacy Product(s), including any Right’s Agent fee, any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto (but excluding any costs or expenses previously deducted from Gross Proceeds); and

(d) any reasonable and documented out-of-pocket maintenance costs related to the relevant CVRs or the relevant CVR Product(s) (including fees and expenses related to the Rights Agent).

“Permitted Transfer” means a transfer of CVRs (a) on death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in nominee form, from a nominee to the applicable beneficial owner (through an intermediary if applicable) or from a nominee to another nominee for the same beneficial owner, to the extent allowable by the Rights Agent; (f) or a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (g) to Parent for any or no consideration.

5

“Requisite Holders” means the Holders holding not less than fifty percent (50%) of the then-outstanding CVRs.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Supportive-Care Compounds” means (a) the small molecule known as GC4419 (“GC4419”), (b) the small molecule known as GC4711 (“GC4711”), and (c) any other small molecule owned or controlled by Galera prior to the execution of the Supportive-Care Product Agreement, the manufacture, use or sale of which would, absent a license thereto, infringe the claim of any patent right that covers the composition of matter for GC4419 or GC4711, and with respect to (a), (b) and (c), any pharmaceutically acceptable salt, polymorph, crystal form, prodrug or solvate thereof.

“Supportive-Care Product” means any pharmaceutical product owned and controlled by the Supportive-Care Product Counterparty containing any Supportive-Care Compound.

“Supportive-Care Product Agreement” means that certain Asset Purchase and Sale Agreement, dated as of October 15, 2025, by and among Galera and its Affiliate named therein and the Supportive-Care Product Counterparty, as may be amended from time to time, pursuant to which Galera sold, transferred and assigned to Supportive-Care Product Counterparty all right, title and interest in and to the assets exclusively related to the Supportive-Care Compounds.

“Supportive-Care Product Counterparty” means Biossil Inc., its Affiliate and its or their successors, or any assignee, transferee or acquirer of the Supportive-Care Products following the date hereof.

“Supportive-Care Product CVRs” means the right to receive contingent cash payments with respect to the Supportive-Care Product Agreement pursuant to this Agreement and the Merger Agreement.

“Supportive-Care Product CVR Period” means the period beginning on the Closing Date and ending on the Supportive-Care Product Expiration Date.

“Supportive-Care Product Expiration Date” means the tenth (10th) anniversary of the Closing Date.

1.2 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (f) all references to dollars or “$” refer to United States dollars and (g) the word “or” shall not be exclusive (i.e., “or” shall be deemed to

6

mean “and/or”) unless the subjects of the conjunction are mutually exclusive. For clarity, the Parties agree that the phrase “adverse” when used in this Agreement with respect to the Holders includes any amendment or other action, as applicable, that does or would be reasonably expected to reduce, eliminate, or delay (y) any payment to the Holders under this Agreement by more than de minimis amounts, or (z) any payment to Parent, Galera or its or their successor or their Affiliates under any Legacy Product Agreement or Supportive-Care Product Agreement that would constitute a CVR Payment Amount by more than de minimis amounts.

2. CONTINGENT VALUE RIGHTS

2.1 CVRs; Appointment of Rights Agent.

(a) As provided in the Merger Agreement, each Holder is entitled to (i) one Legacy Product CVR for each share of Galera Common Stock issued and outstanding immediately prior to the Galera Effective Time and (ii) one Supportive-Care Product CVR for each share of Galera Common Stock issued and outstanding immediately prior to the Galera Effective Time (in each case, less applicable withholding Taxes). Each Legacy Product CVR represents the contingent right of a Holder to receive the CVR Payment Amount with respect to the Legacy Product Agreement, divided by the number of then-outstanding Legacy Product CVRs pursuant to this Agreement, to be paid in accordance with this Agreement. Each Supportive-Care Product CVR represents the contingent right of a Holder to receive the CVR Payment Amount with respect to the Supportive-Care Product CVR with respect to the Supportive-Care Product Agreement, divided by the number of then-outstanding Legacy Product CVRs pursuant to this Agreement, to be paid in accordance with this Agreement. The initial Holders will be determined in accordance with the Merger Agreement.

(b) Parent hereby appoints the Rights Agent to act as rights agent for Parent as contemplated hereby in accordance with the express terms and conditions set forth in this Agreement (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment.

2.2 Nontransferable. The CVRs will not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book entry format and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and transfers of CVRs as permitted herein. The CVR Register will initially show one position for Cede & Co. representing all the shares of Galera Common Stock held by DTC on behalf of the street name holders or beneficial owners of the shares of Galera Common Stock held by or beneficially owned by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders or beneficial owners with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders or beneficial owners in accordance with Section 2.2.

7

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent, duly executed by the Holder thereof or the Holder’s attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. No service charge shall be made for any registration of transfer of a CVR, but Parent or the Rights Agent, as applicable, may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid or will be paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

2.4 Payment Procedures.

(a) If a Legacy Product Agreement is entered into during the Legacy Product CVR Period, then Parent shall promptly deliver to the Rights Agent written notice indicating that a Legacy Product Agreement has been entered into and a copy of the Legacy Product Agreement and any ancillary agreements thereto.

(b) On or before each CVR Payment Date, with respect to any CVR Product Agreement, Parent will deliver to the Rights Agent (i) a notice (in each case, a “CVR Payment Notice”) indicating (A) that the Holders are entitled to receive one or more payments with respect to Net Proceeds from the applicable CVR Product Agreement, (B) the source and trigger event for such payment of such Net Proceeds under the applicable CVR Product Agreement, and (C) a detailed calculation of such Gross Proceeds, Net Proceeds and any Permitted Deductions, with reasonable supporting detail for such Permitted Deductions, as applicable, (ii) an Officer’s Certificate certifying such calculation and (iii) any letter of instruction reasonably required by the Rights Agent. On or before any CVR Payment Date, Parent shall, in accordance with Section 4.2, transfer to the Rights Agent by wire transfer of immediately available funds to an account designated by the Rights Agent an amount of cash equal to the applicable CVR Payment Amount

8

for such CVR Payment Date payable to the Holders on account of all CVRs in respect of such Net Proceeds under the applicable CVR Product Agreement. All payments made by Parent hereunder shall be made in U.S. dollars. For the avoidance of doubt, Parent shall have no further liability in respect of the relevant CVR Payment Amount upon delivery of such CVR Payment Amount in accordance with this Section 2.4(b) and the satisfaction of each of Parent’s obligations set forth in this Section 2.4(b).

(c) The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of any CVR Payment Notice (each such date, a “CVR Notice Date”), send each Holder at its registered address a copy of the applicable CVR Payment Notice. At the time the Rights Agent sends a copy of such CVR Payment Notice to the Holders, the Rights Agent will also pay the applicable CVR Payment Amount to the Holders, with each Holder receiving an amount equal to the product of A * B where “A” equals the quotient of (i) the applicable CVR Payment Amount in respect of the applicable Net Proceeds under the applicable CVR Product Agreement, divided by (ii) the then-outstanding number of Legacy Product CVRs or Supportive-Care Product CVRs, as applicable, held by all Holders, and “B” equals the number of Legacy Product CVRs or Supportive-Care Product CVRs, as applicable, held by such Holder as reflected on the CVR Register, by check mailed to the address of each Holder as reflected in the CVR Register, in each case, as of the close of business on the last Business Day prior to such CVR Notice Date.

(d) In addition to any Permitted Deductions, Parent and its Affiliates and the Rights Agent shall be entitled to deduct or withhold, from any CVR Payment Amount otherwise payable or otherwise deliverable pursuant to this Agreement, in each case directly or through an authorized payroll agent, such amounts as are reasonably determined to be required to be deducted or withheld therefrom under the Code or any other provision of any applicable federal, state, local or non-U.S. Tax Law. To the extent such amounts are so deducted or withheld and paid over or deposited with the relevant Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Holder(s) to whom such amounts would otherwise have been paid or delivered. Parent shall instruct the Rights Agent to use commercially reasonable efforts to solicit from such Holder any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) a reasonable amount of time prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder in order to provide the opportunity for the Holder to provide such Tax forms in order to avoid or reduce such withholding amounts.

(e) Any portion of any CVR Payment Amount that remains undistributed to the Holders six (6) months after an applicable CVR Notice Date will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of such CVR Payment Amount, without interest.

(f) Neither Parent nor the Rights Agent will be liable to any person in respect of any CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite Parent’s and the Rights Agent’s reasonable best efforts to deliver a CVR Payment Amount to the applicable Holder, any CVR Payment Amount has not been paid prior to one (1) year after an applicable CVR Notice Date, as applicable (or immediately prior to such earlier date on which the CVR Payment Amount would otherwise escheat to or become the property of any Governmental Authority), any such CVR Payment Amount will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

9

(g) To the extent permitted by applicable Law, the Parties agree to treat the CVRs received with respect to the Galera Common Stock pursuant to the Merger Agreement for all U.S. federal and applicable state and local income Tax purposes as a distribution treated as a dividend (within the meaning of Section 301 of the Code) paid on the last Business Day prior to the Galera Effective Time for such Galera Common Stock pursuant to the Mergers. Each of the Parties shall, and shall cause their respective Affiliates to, report such treatment consistently on all U.S. federal and applicable state and local income Tax Returns and shall not take any position inconsistent therewith for such Tax purposes, except as otherwise required by a final determination within the meaning of Section 1313(a) of the Code or applicable Law.

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger. The sole right of the Holders to receive property hereunder is the right to receive CVR Payment Amount, if any, in accordance with the terms hereof.

(c) Neither Parent or its directors and officers nor Obsidian or its directors and officers will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.

(d) It is further acknowledged and agreed that neither Obsidian nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(b) is an essential and material term of this Agreement.

2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor. Nothing in this Agreement is intended to prohibit Parent or any of its Affiliates from offering to acquire or acquiring CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates (including Obsidian) shall be automatically deemed extinguished and no longer outstanding or entitled to the CVR Payment Amount for purposes of this Agreement, or to count for the purpose of any vote or determination of the Holders for purposes of this Agreement.

10

3. THE RIGHTS AGENT

3.1 Certain Duties and Responsibilities

(a) Prior to the occurrence of an Event of Default, and after the curing or waiving of all such Events of Default which may have occurred, the Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct, bad faith or gross negligence. If an Event of Default has occurred (which has not been cured or waived), the Rights Agent shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. No provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(b) The Holders, acting by the written consent of the Requisite Holders, may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder. The Rights Agent shall be under no obligation to institute any action, suit or proceeding, or to take any other action likely to result in the incurrence of material expenses by the Rights Agent, unless such acting Holders (on behalf of all Holders) shall furnish the Rights Agent with reasonable security and indemnity for all reasonable, necessary and documented out-of-pocket costs and expenses that may be incurred. All rights of action under this Agreement may be enforced by the Rights Agent, any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.

3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful or intentional misconduct on its part, request and rely upon an Officer’s Certificate with respect to such matter;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

11

(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable, necessary and out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct; and

(g) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes imposed on or measured by the Rights Agent’s net income and franchise or similar taxes imposed on it (in lieu of net income taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable, necessary and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent and the Holders specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified, but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect. Notice of such removal will be given by Parent to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified, but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent, by a Board Resolution, will promptly appoint a qualified successor Rights Agent in accordance with Section 3.3(d) and who may not be an Affiliate (including a director or officer) of Parent. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed in accordance with this Section 3.3(b) will, upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

12

(c) Parent will give notice to each Holder of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Parent. Failure to give any notice provided for in this Section 3.3(c), however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Requisite Holders, Parent shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts and duties of the retiring Rights Agent.

4. COVENANTS

4.1 List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Parent’s transfer agent (or other agent performing similar services for the Parent) and in a form reasonably satisfactory to the Rights Agent, the names and addresses of the Holders within fifteen (15) Business Days after the Effective Time.

4.2 Payment of CVR Payment Amounts. Parent will promptly deposit with the Rights Agent, for payment to each Holder, the applicable CVR Payment Amount, if any, prior to or on the applicable CVR Notice Date.

4.3 Commercially Reasonable Efforts.

(a) Following the Closing and during the Legacy Product CVR Period, Parent shall, and it shall cause its Affiliates to, use Commercially Reasonable Efforts to enter into a Legacy Product Agreement. Neither Parent nor Obsidian shall, and they shall cause their Affiliates not to, take any action or forego taking any action for the primary purpose of delaying, preventing or minimizing the CVR Payment Amounts contemplated hereunder.

(b) Following the Closing and for two (2) years thereafter, Parent shall, and it shall cause its Affiliates to, use Commercially Reasonable Efforts to continue to develop and seek regulatory approval for tilarganine.

(c) In connection with the foregoing, Parent may appoint an advisor reasonably acceptable to the Requisite Holders to assist in (i) the marketing or sale of the Galera Legacy Assets, (ii) the performance of any obligations or enforcement of any rights under any agreement relating to the sale of the Galera Legacy Assets or (iii) the conversion of non-cash proceeds into Cash or Cash Equivalents.

13

4.4 Records. During the applicable CVR Period for each CVRs, Parent shall maintain (and shall cause the other Payment Obligors to maintain) true, complete and accurate books and records in sufficient detail to enable the Holders and their consultants, Independent Accountants (as defined below) or professional advisors to determine the amounts payable hereunder (including books and records relating to any CVR Product Agreement for such CVRs in sufficient detail to permit the Holders to confirm all CVR Payment Amounts in the applicable CVR Period).

4.5 Audit and Information Rights.

(a) Within thirty (30) days after June 30 and December 31 each Calendar Year during the applicable CVR Period for each CVRs, Parent shall prepare and deliver to the Rights Agent a high-level written report summarizing (i) the performance of, and significant activity related to, the CVR Product Agreements (including status updates on negotiations related to potential Legacy Product Agreements not yet executed and the conduct of any material development and commercialization activities pertaining to the Legacy Products following the Closing Date) and (ii) any CVR Payment Amounts paid or payable (including expectations around upcoming payments and the timing thereof).

(b) At any time during the term of this Agreement or the three (3)-year period following the date of the termination of this Agreement, upon reasonable advance written notice from the Requisite Holders, Parent shall permit an independent certified public accounting firm of nationally recognized standing selected by such Holders and reasonably acceptable to Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates as may be reasonably necessary to evaluate and verify any of the Payment Obligor’s receipt, categorization and accuracy of payments received under any CVR Product Agreement and the CVR Payment Amounts hereunder; provided that (x) such Holders (and, if applicable, the Independent Accountant) enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.5(b) and (y) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The Independent Accountant shall act only as an expert and not as an arbitrator. The fees charged by the Independent Accountant shall be borne by such Holders, unless such audit identifies an aggregate underpayment by Parent of the CVR Payment Amounts owed to Holders by more than five percent (5%), in which case such fees shall be paid by Parent. The Independent Accountant shall provide Parent with a copy of all disclosures made to such Holders. The decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be nonappealable and shall not be subject to further review, absent manifest error. Parent shall promptly pay, or cause the Rights Agent to promptly pay, the Holders the amount of any underpayment identified in such audit, with each Holder receiving their proportionate share of such underpayment based on the number of CVRs held by such Holder as of the date such CVR Payment Amount was initially due, plus interest at the thirty (30) day U.S. dollar “prime rate” effective for the date such payment was due, as reported by Bloomberg, from when such CVR Payment Amount should have been paid, to the date of actual payment. An audit shall not be requested more frequently than once each calendar year and no Calendar Quarter shall be subject to more than one audit; provided that, no audit may be requested more than three (3) years following expiration of the CVR Period for the applicable CVRs.

14

5. AMENDMENTS

5.1 Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, to evidence any successor to or permitted assignee of Parent and the assumption by any such successor or permitted assignee of the covenants of Parent herein as provided in Section 7.3.

(b) Without the consent of any Holders, Parent, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent in accordance with Section 3 and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws; provided that, in each case, such provisions do not adversely affect the interests of the Holders; or

(v) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.

15

5.2 Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Requisite Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.

5.3 Execution of Amendments. Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. As a condition precedent to the execution of any supplement or amendment to this Agreement, the Parent shall deliver the Rights Agent a certificate from an appropriate officer of the Parent which states that the proposed supplement or amendment is in compliance with the terms of this Section 5 and the Rights Agent shall execute such supplement or amendment. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

6. REMEDIES OF THE HOLDERS; OTHER CONSENT REQUIREMENTS

6.1 Event of Default. An “Event of Default” with respect to a CVR means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of applicable Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):

(a) default in the performance by Parent of its obligation to transfer cash equal to the applicable CVR Payment Amount to the Rights Agent in accordance with Section 2.4(b); or

(b) material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after a written notice specifying such default or breach and requiring it to be remedied is given by the Requisite Holders.

6.2 Enforcement.

(a) If an Event of Default has occurred and is continuing (i.e., has not been cured or waived), then, and in each and every such case, the Rights Agent, upon the written request of the Requisite Holders, shall commence a legal proceeding to protect the rights of the Holders, including to seek damages or obtain payment for any amounts then due and payable; provided that, the Rights Agent shall provide to Parent and the Holders reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 6.2(a) shall be subject to the provisions of Section 7.6.

16

(b) If an Event of Default has occurred and is continuing (i.e., has not been cured or waived), the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a legal proceeding; provided that, the Rights Agent shall provide to Parent and the Holders reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 6.2(b) shall be subject to the provisions of Section 7.6.

7. OTHER PROVISIONS OF GENERAL APPLICATION

7.1 Notices to Rights Agent and Parent. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Eastern Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

If to the Rights Agent, to it at:

[•] [•] [•] Attention: [•] Email Address: [•]

If to Parent, to it at:

[•] [•] [•] Attention: [•] Email Address: [•]

with a copy to:

[•] [•] [•] Attention: [•] Email Address: [•]

17

If to Obsidian, to it at:

[•] [•] [•] Attention: [•] Email Address: [•]

with a copy to (which shall not constitute notice):

[•]

[•]

[•]

Attention: [•]

Email Address: [•]

The Rights Agent, Obsidian or Parent may specify a different address or email address by giving notice to each other in accordance with this Section 7.1 and to the Holders in accordance with Section 7.2.

7.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

7.3 Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Parent for so long as they remain wholly owned subsidiaries of Parent or to an assignee of all of Parent’s (on a consolidated basis) rights under any CVR Product Agreement (each, an “Assignee”); provided that, Parent shall remain liable for the performance by any such Assignee of, and shall not be relieved of, its obligations, duties and covenants hereunder. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees satisfying the conditions of the preceding sentence; provided that, Parent shall remain liable for the performance by any such Assignee of, and shall not be relieved of, its obligations, duties and covenants hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assignees. Parent (or any of its successors) shall not consolidate or merge with or into any other Person (other than a merger or consolidation where Parent is the surviving corporation) other than pursuant to a Change of Control of Parent and provided that Parent shall cause the

18

acquirer to assume Parent’s obligations, duties and covenants under this Agreement. Except as otherwise permitted herein, Parent may not assign this Agreement without the prior written consent of the Requisite Holders. Any attempted assignment of this Agreement or any of such rights in violation of this Section 7.3 shall be void and of no effect. The Rights Agent may not assign this Agreement without Parent’s written consent.

7.4 Benefits of Agreement. Parent and the Rights Agent hereby agree that the respective covenants and agreements set forth herein are intended to be for the benefit of, and shall be enforceable by, the Holders, acting by the written consent of the Requisite Holders, all of whom are intended third party beneficiaries hereof. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees. The rights of Holders are limited to those expressly provided in this Agreement.

7.5 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, each of whom is intended to be, and is, a third party beneficiary hereunder; provided that, the Holders shall be considered third party beneficiaries solely to the extent set forth in Section 6) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and Assignees, and the Holders (solely to the extent set forth in Section 6). The Holders of CVRs shall have no rights except the contractual rights as are expressly set forth in this Agreement acting through the Rights Agent and subject to the provisions of Section 7.4 above unless (i) such Holder previously shall have given to the Rights Agent written notice of default, (ii) the Requisite Holders shall have made written request upon the Rights Agent to commence such proceeding in its own name as Rights Agent hereunder and shall have offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (iii) the Rights Agent for fifteen (15) days after its receipt of such notice, request and offer of indemnity shall have failed to commence any such proceeding and no direction inconsistent with such written request shall have been given to the Rights Agent pursuant to Section 6.2(a). Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a CVR Payment Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder. Notwithstanding any other provision in this Agreement, in the event of an insolvency proceeding of the Parent, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of the Parent or by any creditor of the Parent. Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

19

7.6 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARDS TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE,.

In addition, each of the Parties hereto (a) consents to submit itself to the personal and exclusive jurisdiction of any Delaware state court or any federal court located in State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than any Delaware state court or any federal court located in State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement.

7.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

7.8 Termination. Except as otherwise provided in Sections 2.4(f) and 4.5, this Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder, and no payments will be required to be made, upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) forty-five (45) days after the applicable Expiration Date (provided that, the foregoing shall not affect or limit the obligations of Parent or the Rights Agent to pay or otherwise with respect to any CVR Payment Amount payable during the applicable CVR Period, and the provisions of this Agreement applicable thereto shall survive any expiration or termination of this Agreement). In no event will any CVR Payment Amount become payable for any consideration received by the Parent, Obsidian, Galera or any of its other Affiliates, under a CVR Product Agreement after the applicable Expiration Date and any such consideration shall not be Gross Proceeds under this Agreement. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination or this Section 7.1 through Section 7.10, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

20

7.9 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Merger Agreement, and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto and thereto with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of page intentionally left blank]

21

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

GAZELLE PARENT, INC.

By:
Name:
Title:

OBSIDIAN THERAPEUTICS, INC.

By:
Name:
Title:

EQUINITI TRUST COMPANY, LLC

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Exhibit 99.1

Obsidian Therapeutics and Galera Therapeutics Announce Merger Agreement and $350 Million Concurrent Private Placement

•	Combined company to operate as Obsidian Therapeutics, Inc. and to advance Obsidian’s pipeline of novel engineered TIL cell therapies for the treatment of patients with solid tumors.

•

Obsidian’s lead product candidate, OBX-115, is a genetically engineered, autologous TIL cell therapy currently in a Phase 2 clinical trial for the treatment of advanced melanoma and a Phase 1 clinical trial for the treatment of non-small cell lung cancer (“NSCLC”).

•

Concurrent private placement financing of $350 million expected to fund the combined company into the second half of 2028 and provide capital through multiple clinical data milestones expected in 2027, including NSCLC Phase 1 data (expected 1H 2027) and melanoma registration-enabling data (expected year-end 2027).

Cambridge, MA and Malvern, PA – April 14, 2026 – Galera Therapeutics, Inc. (“Galera”) (OTC: GRTX), a clinical-stage biopharmaceutical company focused on advancing a pan-NOS inhibitor through clinical development for patients with the hardest-to-treat forms of advanced breast cancer, and Obsidian Therapeutics, Inc. (“Obsidian”), a privately-held clinical-stage biopharmaceutical company harnessing novel protein-regulation technology to develop engineered tumor infiltrating lymphocyte, (“TIL”), cell therapies, today announced that they have entered into a definitive merger agreement to combine in an all-stock transaction. The combination will be accomplished by both companies becoming wholly owned subsidiaries of a newly formed company. Upon completion of the transaction, the combined company plans to operate under the name Obsidian Therapeutics, Inc. and will apply to trade on Nasdaq under the ticker symbol “OBX.”

In support of the transaction, Galera and Obsidian have secured commitments for an oversubscribed private placement financing that is expected to result in total gross proceeds of $350 million from a syndicate of new investors, including Balyasny Asset Management, Caligan Partners LP, Eventide Asset Management, Nantahala Capital, Octagon Capital, Redmile, Spruce Street Capital and Trails Edge Capital Partners, and with participation from current Obsidian investors, including Atlas Venture, Deep Track Capital, Foresite Capital, Janus Henderson Investors, Logos Capital, Novo Holdings A/S, Paradigm BioCapital Advisors, Pivotal bioVenture Partners, RA Capital Management, RTW Investments, TCGX and Wellington Management, among other leading investment management firms.

The private placement financing is expected to close immediately prior to completion of the proposed merger transaction. The combined company’s cash and cash equivalents balance at closing, including the funds from the private placement financing, is anticipated to fund the combined company’s operations into the second half of 2028 and provides runway through key clinical milestones for Obsidian’s lead product candidate, OBX-115. These include Phase 1 data from the ongoing NSCLC trial expected in the first half of 2027, and by year-end 2027, topline data from their melanoma registration-enabling trial. The combined company will also continue to support Galera’s pipeline.

“At Obsidian, we are striving to deliver a best-in-class TIL cell therapy developed using our proprietary protein-regulation technology,” said Madan Jagasia, M.D., Chief Executive Officer of Obsidian. “We believe OBX-115 offers an opportunity to provide patients with an improved TIL product and patient experience. This transaction and the support from leading life sciences investors will allow us to advance our development plans for OBX-115 in melanoma and NSCLC.”

Obsidian leverages their cytoDRIVE™ platform to develop engineered TIL cell therapies. OBX-115 is currently in a Phase 2 clinical trial for the treatment of advanced melanoma and a Phase 1 clinical trial for the treatment of NSCLC. OBX-115 is designed with regulatable membrane-bound IL15 (mbIL15), which drives TIL persistence, eliminates the need to dose toxic interleukin-2 (IL2), and enables outpatient administration of low-dose lymphodepletion. Furthermore, OBX-115 can be manufactured using tumor tissue procurement from an outpatient, minimally invasive core needle biopsy. OBX-115 has been granted Fast Track and Regenerative Medicine Advanced Therapy designations from the U.S. Food and Drug Administration for the treatment of patients with unresectable or metastatic melanoma that is resistant to immune checkpoint inhibitor therapy.

“We believe this transaction with Obsidian is the best path forward for Galera and look forward to the combined company’s success,” said J. Mel Sorensen, M.D., Chief Executive Officer of Galera. “Obsidian’s pipeline of novel engineered TIL cell therapies and its promising lead product candidate, OBX-115, offer near-term, value creating milestones for Galera stockholders. In addition, Galera stockholders will retain a contingent value right for 95% of all future milestones for up to 10 years arising out of its October 2025 Asset Purchase Agreement with Biossil.ai for its dismutase mimetics.”

About the Proposed Transaction

Under the terms of the merger agreement, as of the closing of the proposed transaction, the pre-closing Galera stockholders (other than those investors participating in the private placement financing) are expected to own approximately 1.8% of the combined company, the pre-closing Obsidian stockholders are expected to own approximately 53.2% of the combined company, and investors in the private placement financing are expected to own approximately 45.0% of the combined company. The percentage of the combined company that Galera’s stockholders will own as of the closing of the proposed transaction is subject to adjustment based on the estimated amount of Galera’s net cash immediately prior to the closing date.

The pre-closing Galera stockholders (other than those investors participating in the private placement financing) are expected to receive one contingent value right for each outstanding share of Galera common stock held by such stockholder, representing the right to receive contingent payments upon the occurrence of certain events (including receipt of milestone proceeds under the Biossil.ai agreement).

The transaction has received approval by the Board of Directors of both companies and is expected to close by the third quarter of 2026, subject to certain closing conditions, including, among others, approval by the stockholders of each company, the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) to register the securities to be issued in connection with the proposed acquisitions of Obsidian and Galera and the satisfaction of other customary closing conditions.

The combined company plans to operate under the name Obsidian Therapeutics, Inc. and will be led by Madan Jagasia, M.D., Obsidian’s current Chief Executive Officer. Obsidian’s Board of Directors will become directors of the combined company, chaired by Maria Fardis, Ph.D., M.B.A., Chief Executive Officer of Lassen Therapeutics and AirNexis Therapeutics.

Leerink Partners is serving as exclusive financial advisor and Goodwin Procter LLP is serving as legal counsel to Obsidian. Leerink Partners, TD Cowen, Piper Sandler, William Blair and LifeSci Capital are acting as placement agents in connection with the concurrent private placement financing. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is serving as legal counsel to the placement agents. Sidley Austin LLP is serving as legal counsel to Galera. Lucid Capital Markets is providing a fairness opinion to Galera’s Board of Directors.

About Obsidian Therapeutics

Obsidian Therapeutics, Inc. is a clinical-stage biopharmaceutical company harnessing novel protein-regulation technology to develop engineered TIL cell therapies for the treatment of patients with solid tumors. Obsidian’s proprietary cytoDRiVE™ platform is highly versatile and allows us to leverage drug responsive domains, or DRDs, to control protein function, with our initial focus on TIL cell therapies developed from this platform, or cytoTILs™. Obsidian is headquartered in Cambridge, MA. For more information, please visit www.obsidiantx.com .

About Galera Therapeutics

Galera Therapeutics, Inc. is a clinical-stage biopharmaceutical company focused on advancing a pan-NOS inhibitor through clinical development for patients with the hardest-to-treat forms of advanced breast cancer. It was historically focused on developing avasopasem, a small molecule dismutase mimetic, in combination with chemoradiotherapy, to reduce the toxicities of the conventional regimens in patients with head and neck cancer.

Additional Information and Where to Find It

In connection with the proposed transactions between Obsidian and Galera, Galera and the newly-formed company will file relevant materials with the SEC. The newly-formed company will file a registration statement on Form S-4 that will include a proxy statement or information statement and prospectus relating to the proposed transaction, which will constitute a proxy statement or information statement of Galera and a prospectus of the newly-formed company (the “Prospectus”). Galera and the newly-formed company may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Prospectus or any other document which Galera or the newly-formed company may file with the SEC or send to stockholders of Galera or Obsidian in connection with the proposed transaction. The Prospectus will be mailed to stockholders of Galera. INVESTORS AND SECURITYHOLDERS OF GALERA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GALERA, OBSIDIAN AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the Prospectus (when available) and other documents filed with the SEC by Galera or the newly-formed company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Galera will be available free of charge on Galera’s website at www. galeratx.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Galera, Obsidian or the newly-formed company, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Galera or Obsidian. However, Galera and Obsidian and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Galera may be found in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 19, 2026 and its proxy statement for its 2026 annual meeting of stockholders, which was filed with the SEC on April 10, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future clinical development activities, potential milestone payments, the merger transaction and completion of the concurrent private placement financing, the expected effects, perceived benefits or opportunities and related timing with respect thereto; expectations regarding or plans for the combined company’s pipeline, and the expectations regarding the use of proceeds from the concurrent private placement financing and cash runway expectations therefrom.

These forward-looking statements relate to Galera, Obsidian and the newly-formed company (together, “us” or “we”), our business prospects and our results of operations and are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described under the heading “Risk Factors” included in Galera’s Annual Report on Form 10-K for the year ended December 31, 2025. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that might subsequently arise, except as required by applicable law.

These forward-looking statements are based upon our current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, including, without limitation:

•	Statements about the synergies or benefits of the proposed transaction, including future financial and operating results, plans, objectives, expectations and intentions;

•	The anticipated timing of closing of the proposed transaction and the private placement financing;

•	Risks related to the combined company’s ability to correctly estimate its operating and other expenses and its cash runway;

•	The ability to retain key personnel;

•	Negative effects of the announcement or consummation of the proposed transaction on the market price of our capital stock and our operating results;

•	Risks relating to the value of shares of the newly-formed company to be issued in the proposed transaction;

•	Risks related to the newly-formed company’s ability to be listed on Nasdaq;

•	Risks related to the ability to obtain approval of the Galera stockholders;

•	Changes in capital resource requirements;

•	Risks related to our inability to obtain sufficient additional capital to continue to advance our product candidates;

•	Our and our collaborators’ ability to execute clinical programs for our product candidates;

•	Results of clinical trials with our product candidates; and

•	Our ability to obtain and maintain intellectual property rights and regulatory exclusivities.

For Obsidian Investor and Media Inquiries:

Caroline Code

VP Corporate Development & Investor Relations

ccode@obsidiantx.com

For Galera Investor and Media Inquiries:

Joel Sussman

Galera

610-725-1517

jsussman@galeratx.com

Exhibit 99.2 Obsidian Therapeutics CORPORATE DECK APRIL 2026 © 2026 Obsidian Therapeutics Information Not Intended for Medical Communication

Forward-Looking Statements This presentation includes forward looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, strategy and plans, industry environment, potential growth opportunities, and our expectations for future operations, are forward looking statements. The words believe, may, will, estimate, continue, anticipate, design, expect, could, plan, potential, predict, seek, should, would, or the negative version of these words and similar expressions are intended to identify forward looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations. Market Data This presentation contains estimates and other information concerning our industry, our patient populations, our business and the markets for our product candidates. Information that is based on estimates, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom. ANY SECURITIES TO BE OFFERED IN ANY TRANSACTION CONTEMPLATED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE OR FOREIGN SECURITIES LAWS. ANY SECURITIES TO BE OFFERED IN ANY TRANSACTION CONTEMPLATED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER UNITED STATES OR FOREIGN REGULATORY AUTHORITY, AND WILL BE OFFERED AND SOLD SOLELY IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS PROVIDED BY THE SECURITIES ACT AND RULES AND REGULATIONS PROMULGATED THEREUNDER (INCLUDING REGULATION D) OR REGULATION S UNDER THE SECURITIES ACT. © 2026 Obsidian Therapeutics | 2

Obsidian Therapeutics

Harnessing protein regulation platform for engineered TIL cell therapy

Lead Clinical Program: OBX-115

- Novel, genetically engineered TIL cell therapy with regulatable mbIL15
- Leverages robust and proprietary scalable CMC process

67% ORR at RP2D in Melanoma

- Differentiated safety profile vs non-engineered TIL cell therapy
- Encouraging efficacy data without IL2: 67% ORR (n=10/15, including 2 CRs) and 93% disease control at RP2D regimen

Expansion to NSCLC

- Building upon non-engineered TIL cell therapy efficacy proof of concept
- Large potential addressable 2L+ patient population with high unmet need post chemo-IO

Deep TIL Expertise, Robust Investor Syndicate

WELLINGTON MANAGEMENT, T.RowePrice, RACAPITAL, Janus Henderson Investors, DEEP TRACK CAPITAL, novo holdings, TCGX, ATLAS VENTURE, Bristol Myers Squibb, BLUE OWL, FORESITE CAPITAL, rtw, PIVOTAL BIOVENTURE PARTNERS, SAMSARA BIOCAPITAL, WOODLINE PARTNERS

OBSIDIAN THERAPEUTICS
© 2026 Obsidian Therapeutics | 3

Obsidian Therapeutics Harnessing protein regulation platform for engineered TIL cell therapy Lead Clinical 67% ORR Expansion Deep TIL Expertise, Program: at RP2D in to NSCLC Robust Investor OBX-115 Melanoma Syndicate • Novel, genetically • Differentiated safety • Building upon non- engineered TIL cell profile vs non-engineered engineered TIL cell therapy with TIL cell therapy therapy efficacy proof of regulatable mbIL15 concept • Encouraging efficacy data • Leverages robust and without IL2: 67% ORR • Large potential proprietary scalable (n=10/15, including 2 addressable 2L+ patient CMC process CRs) and 93% disease population with high control at RP2D regimen unmet need post chemo-IO Data cut-off Jan 22, 2026. 2L+, second-line and beyond; CMC, chemistry, manufacturing, and controls; CR, complete response; IL2, interleukin 2; IO, immunotherapy; mbIL15, membrane-bound interleukin 15; ORR, objective response rate; RP2D, recommended phase 2 dose; TIL, tumor-infiltrating lymphocytes. © 2026 Obsidian Therapeutics | 3

Harnessing Regulatable mbIL15 to Enhance OBX-115

Patient
Tumor
Isolated TIL / cell
Viral transduction of mbIL15-DRD transgene
OBX-115 or cell therapy
ACZ ligand
Cytosol
Unstable DRD
mbIL15
Proteasome
Degraded mbIL15
Lipid bilayer
Basal state
Unstable DRD
ACZ
ACZ-stabilized DRD
mbIL15
On state

OBSIDIAN THERAPEUTICS

© 2026 Obsidian Therapeutics | 4

Harnessing Regulatable mbIL15 to Enhance OBX-115 Viral transduction of mbIL15-DRD OBX-115 or transgene Tumor Isolated Patient ACZ ligand TIL / cell cell therapy Unstable Unstable DRD DRD Degraded ACZ mbIL15 mbIL15 Proteasome ACZ-stabilized DRD mbIL15 Basal state On state ACZ, acetazolamide; DRD, drug-responsive domain; mbIL15, membrane-bound interleukin 15; TIL, tumor-infiltrating lymphocytes. © 2026 Obsidian Therapeutics | 4

Agni-01 Phase 1/2 Melanoma Patient Schema

Agni-01 Phase 1/2 Melanoma
(N=23 Enrolled)*
Phase 1
(N=11)
Phase 2
(N=9)
DL1
(N=3)
DL2
(N=2)
DL3/RP2D
(N=6)
DL3/RP2D
(N=9)

	DL1	DL2	DL3/RP2D
OBX-115	30×10^9 cell cap	100×10^9 cell cap	100×10^9 cell cap
ACZ	250 mg/day, Days 0–13 **Planned cumulative dose: 3500 mg**	250 mg/day, Days 0–13 **Planned cumulative dose: 3500 mg**	500 mg/day, Days 0–6, 14–20 **Planned cumulative dose: 7000 mg**

OBSIDIAN THERAPEUTICS
© 2026 Obsidian Therapeutics | 5

Agni-01 Phase 1/2 Melanoma Patient Schema Agni-01 Phase 1/2 Melanoma (N=23 Enrolled)* Phase 1 Phase 2 (N=11) (N=9) DL1 DL2 DL3/RP2D DL3/RP2D (N=3 ) (N=2) (N=6) (N=9) DL1 DL2 DL3/RP2D 9 9 9 30 × 10 100 × 10 100 × 10 OBX-115 cell cap cell cap cell cap 500 mg/day, 250 mg/day, 250 mg/day, Days 0–6, 14–20 Days 0–13 Days 0–13 ACZ Planned cumulative dose: Planned cumulative dose: Planned cumulative dose: 3500 mg 3500 mg 7000 mg Data cut-off 25 Oct 2025. *3 patients were not infused with OBX-115 (2 due to interim clinical progression) ACZ, acetazolamide; D, Day; DL, dose level; RP2D, recommended phase 2 dose. © 2026 Obsidian Therapeutics | 5

Transduced with regulatable mbIL15

More Convenient Tissue Procurement Procedure

- Core needle biopsy (CNB) feasible
- Enables outpatient procedure
- TTP experience with both CNB and surgery across multiple sites

Less Intense Lymphodepletion

- ~50% less Cy vs. non-eng TIL
- Compatible with outpatient administration

No IL2

- Favorable tolerability profile
- No DLT, TRM, ICANS or CNS AEs
- Reduced hospital stay *

67% ORR (n=10/15; incl. 2 CRs)

- Promising efficacy profile
- At median ~18 wks, 8 of 10 responses ongoing
- 93% disease control
- High unmet need population

OBSIDIAN THERAPEUTICS

© 2026 Obsidian Therapeutics | 6

Obsidian Leverages Regulatable mbIL15 to Drive Comprehensive Differentiation vs Non‐ engineered TIL Transduced with regulatable mbIL15 • CD8+ cytotoxic, stem-like T cells with memory phenotype 67% ORR • ACZ (Diamox) to regulate mbIL15 More Convenient (n=10/15; incl. 2 CRs) expression Tissue Procurement Procedure • Promising efficacy profile • At median ~18 wks, 8 of 10 • Core needle biopsy (CNB) feasible responses ongoing • Enables outpatient procedure • 93% disease control • TTP experience with both CNB and • High unmet need population surgery across multiple sites Less Intense No IL2 Lymphodepletion • Favorable tolerability profile • ~50% less Cy vs. non-eng TIL • No DLT, TRM, ICANS or CNS AEs • Compatible with outpatient administration • Reduced hospital stay * 1 Data cut-off: Jan 22 2026; 10/15 responders in Ph 2 dataset,. * Median 17 days for non-eng TIL vs. <10 days post-infusion for OBX-115 (data for MP1.1 RP2D as of Jan 22 2026). 1. FY2025 Lifileucel NTAP Cost Criterion Codes and MS-DRGs in CMS Public Application Summary. ACZ, acetazolamide; CNB, core needle biopsy; Cy, cyclophosphamide; DLT, dose-limiting toxicity; IL2, interleukin-2. LD, lymphodepletion; mbIL15, membrane-bound interleukin 15; ORR, objective response rate; Ph, phase; TIL, tumor-infiltrating lymphocytes; TRM, treatment-related mortality. © 2026 Obsidian Therapeutics | 6

	OBX-115 *Agni-01 Ph 2 ongoing*	**AMTAGVI** *Approved*	**IMA203** *SUPRAME reg. trial ongoing*	**RP1+Nivo** *CRL: April 2026*
Efficacy ORR, DOR	67% mDOR: NR 8 of 10 responses ongoing at 18 wks	31.5%[7] mDOR: 36.5 mos[6]	50%[8] mDOR: NR	33.6%[9] mDOR: 24.8 mos
Side Effects AE Profile Drivers; LD, IL2, CRS/ICANS	✓ No IL2, Low-dose LD No DLT, TRM, ICANS or CNS AEs	✗ High-dose IL2 Standard-dose LD 7.5% TRM [7]	✓ Gr3+ CRS (11%), [8] Gr3+ ICANS (4.1%) [8] Low-dose IL2	✓ Limited[10]
Treatment Burden ICU/Hospital; Material Procurement	✓ Hospital (no ICU) Core needle biopsy	✗ ICU required Surgical resection Febrile neutropenia	✓ Hospital/ICU Leukapheresis	✓ Hospital (no ICU)[10] Intratumoral injection
TPP Breadth 2L+ Mel. Patient Eligibility	✓ Unrestricted for cell Tx-eligible patients	✓ 25% eligible; restricted to adequate heart, liver, kidney function[1]	✓ ~30% of cell Tx-eligible: restricted to cutaneous (~90%)[2], LDH <2× ULN (~80%)[3] & HLA match (~40%)[4]	✗ 15-20% of non-cell Tx-eligible; preferred for fast-moving local disease [5]

OBSIDIAN THERAPEUTICS

© 2026 Obsidian Therapeutics | 7

We Believe OBX-115 is Positioned Favorably vs Other 2L+ Adv Mel Programs OBX-115 AMTAGVI IMA203 RP1+Nivo Agni-01 Ph 2 ongoing Approved SUPRAME reg. trial ongoing CRL: April 2026 67% 7 8 9 Efficacy 31.5% 50% 33.6% mDOR: NR 6 ORR, DOR 8 of 10 responses mDOR: 36.5 mos mDOR: NR mDOR: 24.8 mos ongoing at 18 wks Side Effects 8 10 No IL2, Low-dose LD High-dose IL2 AE Profile Drivers; Gr3+ CRS (11%), Limited 8 Standard-dose LD No DLT, TRM, ICANS or Gr3+ ICANS (4.1%) LD, IL2, CRS/ICANS 7 7.5% TRM Low-dose IL2 CNS AEs Treatment Burden 10 Hospital (no ICU) ICU required Hospital/ICU Hospital (no ICU) ICU/Hospital; Surgical resection Leukapheresis Intratumoral injection Core needle biopsy Material Procurement Febrile neutropenia TPP Breadth ~30% of cell Tx-eligible: 25% eligible; restricted 15-20% of non-cell Tx- 2 Unrestricted for cell Tx- restricted to cutaneous (~90%) , 2L+ Mel. Patient Eligibility to adequate heart, liver, eligible; preferred for fast- 3 LDH <2× ULN (~80%) & eligible patients 1 5 kidney function moving local disease 4 HLA match (~40%) Information for approved products based on FDA-approved labeling and publicly available data. Comparisons based on historical published data; no head-to-head studies have been conducted and cross-trial comparisons may not be reliable due to differences in molecule composition, trial design, and patient population and characteristics. Data cut-off Jan 22, 2026. 10/15 responders in Ph2 dataset. 1. Due to high-dose IL2 and standard lymphodepletion regimen, restricted to patients with adequate heart, liver, kidney function (The Dedham Group KOL Market Research 2025). 2. Long GV et al. The Lancet. 2023; 402(10400):485-502, 3. Koczka K et al. Cancer Med. 2023 Feb;12(3):2427-2439. 4. Li X et al. Mol Oncol. 2021 Jul;15(7):1764-1782. 5. The Dedham Group KOL Market Research. 6. Medina T et al. J Clin Oncol 2025 Nov 20;43(33):3565-3572. 7. AMTAGVI (lifileucel) Prescribing Information. February 2024. 8. Wermke M ASCO 2025 (Abstract 2508). 9. Wise-Draper T. SITC 2025 (Abstract 1327). 10. Wong MK et al. J Clin Oncol 2025;43(33):3589-3599. © 2026 Obsidian Therapeutics | 7 2L, second-line; AE, adverse event; CRS, cytokine release syndrome; DOR, duration of response; ICANS, immune effector cell-associated neurotoxicity syndrome; ICU, intensive care unit; IL2, interleukin 2; mDOR, median duration of response; NR, not reached; ORR, objective response rate; FDA, Food and Drug Administration; PDUFA, Prescription Drug User Fee Act; TRM, treatment-related mortality; Tx, therapy.

Ex Vivo Manufacturing

IL2

Tumor tissue procurement
Compatible with CNB

Optimized pre-REP

Activation/ mbIL15 transduction*

Optimized REP

Cryo-preservation

Enhancements vs. non-engineered TIL

Robust manufactured cell dose yield: median ~129B vs. 21.1B[3] non-engineered TIL

Core needle biopsy enabled for OBX-115 manufacturing

High process control

OBSIDIAN THERAPEUTICS

*Anti-CD3 Ab; retroviral vector.

© 2026 Obsidian Therapeutics | 8

Proprietary Manufacturing Process Potentially Enables Advantages in Phenotype, Yield, Process Control, and Procurement Method Ex Vivo Manufacturing Optimized Product: median >90% CD8+; effector- memory phenotype, stem-like signature, minimally 1,2 exhausted Tumor tissue Optimized Activation/ Optimized Cryo- procurement pre-REP mbIL15 REP preservation * Compatible with CNB transduction Robust manufactured cell dose yield: median ~129B vs. 3 21.1B non-engineered TIL Enhancements vs. non-engineered TIL Core needle biopsy enabled • 4-1BB agonism in pre-REP for OBX‐ 115 manufacturing • iFeeder cells expressing IL21 and 4-1BBL in REP • ACZ (IL15)-driven expansion (no IL2 in REP) High process control *Anti-CD3 Ab; retroviral vector. 1. Amaria RN et al. ASCO 2024 (Abstract 9515). 2. Amara RN et al. AACR 2024 (Poster CT176). 3. J Journal for ImmunoTherapy of Cancer2022;10:e005755. ACZ, acetazolamide; CNB, core needle biopsy; IL2, interleukin 2; IL15 interleukin 15; IL21, interleukin 21; mbIL15, membrane-bound IL15; REP, rapid expansion protocol; TIL, tumor- © 2026 Obsidian Therapeutics | 8 infiltrating lymphocytes.

Advancing OBX-115 to Registration-enabling Study • FDA feedback obtained on a single-arm trial design for accelerated approval (at Sponsor’s risk) for OBX-115 in patients with advanced melanoma progressing after ICI therapy ‒ Starting mid-2026, patients will be enrolled in registration-enabling Cohort 3 of our existing multi-center study ‒ A confirmatory study will be underway at the time of BLA action • FDA alignment on: ‒ Sufficiency of durable ORR as an endpoint that predicts clinical benefit ‒ Sample size for safety dataset ‒ No changes to proposed eligibility criteria ‒ Drug product potency assay development and qualification BLA, biologics license application © 2026 Obsidian Therapeutics | 9

Key OBX-115 Melanoma Milestones Expected Through 2028

Recent Achievements	2026	2027	2028
✓ RP2D patients enrolled ✓ Pivotal process locked	**FDA engagement (Clinical & CMC):** Q2 2026 **Single-arm registration-enabling study FPI:** mid-2026	**Registration-enabling study fully enrolled** : Q1 2027 **Topline data:** YE 2027	**BLA submission:** 2028

OBSIDIAN THERAPEUTICS

© 2026 Obsidian Therapeutics | 10

Key OBX-115 Melanoma Milestones Expected Through 2028 Recent 2026 2027 2028 Achievements ü RP2D FDA engagement BLA submission: 2028 Registration-enabling study patients (Clinical & CMC): Q2 2026 fully enrolled : Q1 2027 enrolled Single-arm registration- Topline data: YE 2027 @ ü Pivotal enabling study FPI: mid- m process 2026 locked a d BLA, biologics license application; CMC, chemistry, manufacturing, and controls; Ph, phase; YE, year-end, FPI First patient in. © 2026 Obsidian Therapeutics | 10

OBX-115 in NSCLC

OBSIDIAN THERAPEUTICS
© 2026 Obsidian Therapeutics
| 11

OBX-115 in NSCLC © 2026 Obsidian Therapeutics | 11

OBX-115: Potential to Improve NSCLC TPP & Expand Market Opportunity

- ✓ IL2-free regimen
- ✓ Low-dose LD
- ✓ Core needle biopsy compatible
- ✓ Tumor reduction signal (OBX-115 monotherapy) observed in early Phase 1 data

NSCLC prevalence ~10x that of advanced melanoma

Lifileucel: Efficacy in 2L+ Lung, But Associated with Toxicity Risk

Lifileucel ORR in 2L+ Lung
ORR
30
20
10
0
21.4
N=28
Std. dose LD
25.6
N=39
Std. + low-dose LD
COM-202 Cohort 3B [1]
LUN-202 (Nov 2025)[2]

Proof of TIL efficacy & durability in Lung, however, concerning safety signals [3]:

– 12% died in first 30 days post-treatment

– G5 toxicity led to temporary clinical hold (2023)

OBSIDIAN THERAPEUTICS

© 2026 Obsidian Therapeutics | 12

OBX-115 Potential to Deliver Improved Product Profile in NSCLC OBX-115: Potential to Improve Lifileucel: Efficacy in 2L+ Lung, NSCLC TPP & Expand Market But Associated with Toxicity Risk Opportunity Lifileucel ORR in 2L+ Lung ü IL2-free regimen 30 25.6 21.4 ü Low-dose LD 20 N=39 ü Core needle biopsy compatible 10 N=28 Std. + low- Std. dose LD dose LD ü Tumor reduction signal (OBX-115 0 1 2 COM-202 Cohort 3B LUN-202 (Nov 2025) monotherapy) observed in early Phase 1 data Proof of TIL efficacy & durability in Lung, however, 3 concerning safety signals : NSCLC prevalence ~10x that of ‒ 12% died in first 30 days post-treatment advanced melanoma ‒ G5 toxicity led to temporary clinical hold (2023) 1. Schoenfeld AJ, et al. Cancer Discov 2024;14(8):1389-1402. 2. Iovance Press Release, November 2025. 3. Safety analysis from Amtagvi BLA Clinical Review & Evaluation report. 2L+, second-line and beyond; Gr, grade; IL2, interleukin 2; LD, lymphodepletion; oppy, opportunity; NSCLC, non-small cell lung cancer; ORR, objective response rate; TPP, therapeutic product profile. © 2026 Obsidian Therapeutics | 12 ORR

- ✓ Completed NSCLC dose escalation to get to DL3
- ✓ Exploring new intermediate cell dose cap (~60B) to maximize ACZ intensity
- ➢ Study enrollment ongoing

Infused Patients*		Melanoma		NSCLC
Dose Level		Phase 1 (N=11)	Phase 2 (N=9)	Phase 1 (N=10)
DL1	30B cell dose cap ACZ: 250 mg/day, Days 0-13 Planned 28-day cumulative dose: 3500 mg	3	0	1
DL2	100B cell dose cap ACZ: 250 mg/day, Days 0-13 Planned 28-day cumulative dose: 3500 mg	2	0	1
DL3	100B cell dose cap ACZ: 500 mg/day, Days 0-6, 14-20 Planned 28-day cumulative dose: 7000 mg	6	9	4*
DL3	DL3 Expansion in NSCLC **Intermediate cell dose cap (~60B)** ACZ: 500 mg/day, Days 0-6, 14-20 Planned 28-day cumulative dose: 7000 mg + Extended ACZ redosing every other wk	0	0	4*

OBSIDIAN THERAPEUTICS

© 2026 Obsidian Therapeutics | 13

NSCLC Dose Escalation Leveraged Melanoma Experience; Dose Optimization at DL3 Ongoing Infused Patients* Melanoma NSCLC Phase 1 Phase 2 Phase 1 Dose Level (N=11) (N=9) (N=10) 30B cell dose cap ACZ: 250 mg/day, Days 0–13 DL1 3 0 1 ü Completed NSCLC dose escalation Planned 28-day cumulative dose: 3500 mg to get to DL3 100B cell dose cap ACZ: 250 mg/day, Days 0–13 DL2 ü Exploring new intermediate cell 2 0 1 Planned 28-day cumulative dose: 3500 mg dose cap (~60B) to maximize ACZ intensity 100B cell dose cap ACZ: 500 mg/day, Days 0–6, 14–20 6 9 4* Planned 28-day cumulative dose: 7000 mg Ø Study enrollment ongoing DL3 DL3 Expansion in NSCLC Intermediate cell dose cap (~60B) ACZ: 500 mg/day, Days 0–6, 14–20 0 0 4* Planned 28-day cumulative dose: 7000 mg + Extended ACZ redosing every other wk Data cut-off Jan 22, 2026. *4 infused, of which 3 were efficacy-evaluable. ACZ, acetazolamide; B, billion; DL, dose level; NSCLC, non-small cell lung cancer; Ph, phase. © 2026 Obsidian Therapeutics | 13

Following Early Monotherapy Signal in NSCLC, Encouraging Signal at Intermediate Cell Dose Cap with No Primary PD Ph 1 DL3 (n=3) Ph 1 Expansion DL3 (n=3) ACZ dose intensity 63% 29% 86% 86% 36% * 36% * (% planned dose received) OBX-115 dose 69.6 90.0 84.0 19.9 23.2 47.8 9 (cells × 10 ) Histology Non-squam Non-squam (mucinous) Squamous Squamous Non-squam Non-squam TP53; STK11 KRAS G12V TP53 None TP53 TP53 Relevant mutations PD-L1 TPS <1% <1% <1% >50% <1% >50% Prior lines of therapy 1 2 1 3 1 1 Smoker status Never Yes Yes Never Never Yes Extended Steroid 3 weeks 3 weeks No No No No † Patient 10L 36L 8L 45L 44L 43L 60 47 40 20 2 0 -7 -20 -16 -40 Complete Response Unconfirmed CR -60 Partial Response Stable Disease -80 Progressive Disease Ongoing Response -100 -100 -100 Data cut-off Jan 22, 2026 † *Both patients (43L and 44L) had ALC >5000 at Days 10–14 and Week 3 doses omitted. Patient 43L Baseline ctDNA (160 ppm) was undetectable at D14 and D42. ACZ, acetazolamide; ALC, absolute lymphocyte count; CR, complete response; DL, dose level; NSCLC, non-small cell lung cancer; Ph, phase; SOD, sum of diameters; TBD, to be © 2026 Obsidian Therapeutics | 14 determined. Target Lesion SOD Best Change from Baseline (%)

Galera's Portfolio

NOS Inhibitor
Nitric Oxide Synthase

Program	Phase 1 / Phase 2 / Phase 3	Status	Sites
Tilarginine + taxane	**Triple-Neg Breast Cancer (TNBC)** *35-pt Phase 1-2 combo trial* *(funded by NCI)*	**Completed & Published[1]** **17% CR, 29% PR**	Houston Methodist Res. Inst (HMRI)
Tilarginine + PI3Ki + nab-paclitaxel	**Metaplastic Breast Cancer** *36-pt Phase 1-2 single-arm combo trial* *(funded by NCI)*	Enrolling in Phase 2 11% CR, 33% PR in Ph1	HMRI NCI MD Anderson

OBSIDIAN THERAPEUTICS

© 2026 Obsidian Therapeutics | 15

Galera’s Portfolio Ongoing trial targeting Highly-Resistant forms of Advanced or Metastatic Breast Cancer Program Phase 1 Phase 2 Phase 3 Results Collaboration Houston Completed & Triple-Neg Breast Cancer (TNBC) Tilarginine Methodist 1 Published 35-pt Phase 1-2 combo trial Res. Inst + taxane 17% CR, 29% PR (funded by NCI) (HMRI) HMRI Metaplastic Breast Cancer Tilarginine + PI3Ki Enrolling in Phase 2 NCI 36-pt Phase 1-2 single-arm combo trial 11% CR, 33% PR in Ph1 + nab-paclitaxel MD Anderson (funded by NCI) 1. Reddy T et al. Nature Comm 15:10737, 2024.;Chung AW et al . Sci. Transl. Med. 13(624) 2021 © 2026 Obsidian Therapeutics | 15 NOS Inhibitor Nitric Oxide Synthase

Expected Clinical and Regulatory Catalysts

Anticipated Milestones

Recent Achievements

- FDA clarity on Melanoma registrational pathway and potency assay
- RP2D enrollment complete in melanoma
- Fast Track & RMAT designations in advanced melanoma
- Positive Melanoma data in single-center & multicenter studies
- NSCLC monotherapy signal from early Ph 1 regimen optimization data

Plan to continue manufacturing and process development investments to support future pivotal / commercial scale

Plan to continue preclinical development to expand platform into next-gen TIL

OBSIDIAN THERAPEUTICS

© 2026 Obsidian Therapeutics | 16

Expected Clinical and Regulatory Catalysts Anticipated Milestones Melanoma RP2D data 1H 2026 Melanoma Top-Line data YE 2027 NSCLC Phase 1 data 1H 2027 Recent Achievements FDA clarity on Melanoma registrational Plan to continue manufacturing pathway and potency assay and process development RP2D enrollment complete in melanoma investments to support future pivotal / commercial scale Fast Track & RMAT designations in advanced melanoma Positive Melanoma data in Plan to continue single-center & multicenter studies preclinical development NSCLC monotherapy signal from to expand platform into early Ph 1 regimen optimization data next-gen TIL NSCLC, non-small cell lung cancer; RMAT, Regenerative Medicine Advanced Therapy; RP2D, recommended phase 2 dose; TIL, tumor-infiltrating lymphocytes. © 2026 Obsidian Therapeutics | 16 16

Thank you © 2026 Obsidian Therapeutics Information Not Intended for Medical Communication